As filed with the Securities and Exchange Commission on November 20, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRONCUS TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3841	94-3260903
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

1400 North Shoreline Blvd, Suite A8

Mountain View, CA 94043

(650) 428-1600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cary B. Cole

President and Chief Executive Officer

Broncus Technologies, Inc.

1400 North Shoreline Blvd, Suite A8

Mountain View, CA 94043

(650) 428-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry J. Kramer, Esq. David K. Michaels, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Laura A. Berezin, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$86,250,000	$2,648

(1)	Estimated pursuant to Rule 457(o) solely for the purpose of calculating the amount of the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 20, 2007.

PROSPECTUS

                 Shares

Common Stock

This is an initial public offering of shares of common stock of Broncus Technologies, Inc. No public market currently exists for the shares. We are offering              shares of common stock.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “LUNG.” We expect that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Initial Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to Broncus (before expenses)	$	$

This is a firm commitment underwritten offering. We have granted to the underwriters a 30-day option to purchase up to an additional              shares on the same terms and conditions as set forth above to the extent the underwriters sell more than              firm shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                                 , 2008.

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

JEFFERIES & COMPANY	RBC CAPITAL MARKETS

                    , 2008

You should rely only on information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Broncus Technologies, Inc.

Broncus Technologies is a medical technology company focused on developing and commercializing minimally-invasive medical devices for emphysema and other lung diseases. We believe our patented treatment method, Airway Bypass, will be the first minimally-invasive procedure for the treatment of homogeneous, or diffuse, emphysema, the form of the disease experienced by the majority of emphysema patients. We also believe that patients with heterogeneous, or localized, emphysema may also benefit from Airway Bypass. Additionally, we believe that several of our products being developed for Airway Bypass may be used in or adapted for the diagnosis and management of other lung diseases, including pulmonary hypertension and lung cancer.

Emphysema is a chronic, progressive and irreversible disease of the lungs, primarily caused by chronic smoking and characterized by lung tissue destruction, a reduction in air sac elasticity and airway collapse. Air cannot effectively exit through the collapsed airways and, over time, becomes trapped in the lungs, resulting in hyperinflation, leading to a flattening of the diaphragm and a persistent state of breathlessness, or dyspnea, the clinical hallmark of emphysema. Dyspnea severely diminishes quality of life by making daily activities like bathing, walking and sleeping very difficult. There is no known cure for emphysema, and current treatment options have significant limitations.

We have developed the Exhale emphysema product line, which consists of our Exhale Doppler Probe, Exhale Transbronchial Dilation Needle and Exhale Drug-Eluting Stent, specifically to perform our patented Airway Bypass treatment. Airway Bypass is a minimally-invasive, catheter-based bronchoscopic procedure that is designed to reduce lung hyperinflation, improve pulmonary function and enhance quality of life in emphysema patients by creating new passages in the lungs to bypass the collapsed airways caused by emphysema and allow trapped air to exit the lungs.

As of November 15, 2007, more than 100 subjects worldwide have been treated with our products in our studies and clinical trials, including approximately 40 subjects treated in our pivotal Exhale Airway Stents for Emphysema, or EASE, Trial for the treatment of severe homogeneous emphysema. Our feasibility studies have shown that subjects receiving Airway Bypass realized improvements in hyperinflation, pulmonary function and quality of life endpoints. We plan to complete enrollment in the EASE Trial by the end of 2008, to submit our premarket approval, or PMA, application to the United States Food and Drug Administration, or FDA, in mid-2009 and, if our PMA is approved, to begin sales of our Exhale emphysema product line in the United States in mid-2010.

Market Opportunity

According to a 2005 survey by the National Center for Health Statistics, 3.8 million adults in the United States have reported that they had been diagnosed with emphysema, and we believe many more people remain undiagnosed. According to a 2006 article published in the European Respiratory Journal, approximately 1.8% of the population surveyed in an international review suffers from emphysema. According to the National Center for Health Statistics, the prevalence of emphysema in the United States increased at an average annual growth rate of 2.4% from 1997 to 2005, with approximately 675,000 new diagnoses between 2003 and 2005, the most recent years for which this data is available. We estimate that emphysema is responsible for approximately $5 billion in direct healthcare costs in the United States each year, comprised primarily of hospital and physician costs and oxygen use.

The current treatment options for emphysema patients have significant limitations. Patients are encouraged to stop smoking to slow disease progression, typically receive drug therapy to address related conditions, and are prescribed supplemental oxygen in severe cases. Other options include lung transplantation and lung volume reduction surgery, which are highly invasive, very costly and rarely performed.

The Broncus Solution

We have developed the Exhale emphysema product line to perform our patented Airway Bypass treatment method. During this minimally-invasive procedure, pulmonologists and thoracic surgeons use our Exhale Doppler Probe and Exhale Transbronchial Dilation Needle to select sites and create new passages that bypass the collapsed airways and enable trapped air to exit the lungs. These passages are supported and kept open by our Exhale Drug-Eluting Stents. As trapped air is released, the diaphragm regains some of its normal range of motion, enabling the patient to breathe more easily. The resulting mechanical improvement is designed to reduce breathlessness, which in turn leads to improvements in quality of life. The entire Airway Bypass procedure typically takes one to two hours and may be performed under either general anesthesia or conscious sedation.

There are currently no medical devices commercially available for the treatment of homogeneous emphysema, and Airway Bypass using our Exhale emphysema product line is currently the only procedure being evaluated in a pivotal trial for the treatment of homogeneous emphysema. We estimate that approximately 65% of emphysema patients have homogeneous emphysema. In addition, we believe that many patients with heterogeneous emphysema, who represent approximately 35% of emphysema patients, may also benefit from Airway Bypass.

Our products are used in conjunction with a standard flexible bronchoscope, which is commonly used by thoracic surgeons and pulmonologists. The Exhale emphysema product line presently is comprised of three components:

•

Exhale Doppler Probe and Doppler Processing Unit. The Exhale Doppler Probe and Doppler Processing Unit, or DPU, assist a physician in detecting blood flow and are used to determine an appropriate location along the airway wall for the creation of a new airway passage. We currently have 510(k) clearance from the FDA for the Exhale Doppler Probe and Doppler Processing Unit.

•

Exhale Transbronchial Dilation Needle. The Exhale Transbronchial Dilation Needle is used to pierce the airway wall and to dilate the newly created passage to allow for the placement of an Exhale Drug-Eluting Stent. We plan to submit premarket notification to the FDA for 510(k) clearance of the Exhale Transbronchial Dilation Needle prior to the submission of the PMA application for our Exhale Drug-Eluting Stent.

•

Exhale Drug-Eluting Stent. An Exhale Drug-Eluting Stent supports the newly created passage connecting the lung tissue to the natural airway. Our Exhale Drug-Eluting Stents have a silicone coating that contains the drug paclitaxel, which is intended to inhibit fibrotic and other tissue growth in the passage. Our pivotal EASE Trial is intended to support a PMA application to the FDA to market our Exhale Drug-Eluting Stent.

Benefits of the Broncus System

We believe that Airway Bypass performed with the Exhale emphysema product line can offer the following benefits to patients, physicians and third-party payors:

•

First Minimally-Invasive Treatment Option for Patients with Homogeneous Emphysema. We believe Airway Bypass will be the first minimally-invasive treatment option for patients with homogeneous emphysema and offers compelling benefits over current treatment options.

•

Physiological and Quality of Life Improvements. The results of our feasibility studies have shown immediate and sustained improvements following Airway Bypass using our Exhale Drug-Eluting Stent, including reductions in hyperinflation, improved pulmonary function and enhanced quality of life.

•	Short Bronchoscopic Procedure. The Exhale emphysema products are delivered through a standard bronchoscope, and the entire Airway Bypass procedure typically takes one to two hours to perform.

•

Requires Limited Physician and Hospital Investment. Substantially all hospitals in the United States have the bronchoscopic equipment required for use with our Exhale emphysema product line. These instruments are commonly used by thoracic surgeons and pulmonologists.

•

Improved Economics. We believe that improving lung function with the Airway Bypass procedure has the potential to result in fewer emergency room visits and hospital stays, and reduced oxygen usage, which would lower healthcare costs for providers, third-party payors and patients.

Our Strategy

Our objective is to establish Airway Bypass using the Exhale emphysema product line as the standard of care for the treatment of patients with emphysema, and then lead the development and commercialization of medical devices for other lung diseases. The key elements of our strategy include:

•	Demonstrating the clinical safety and effectiveness, and gaining regulatory approval, of the Exhale emphysema product line;

•	Building awareness and driving commercial adoption of Airway Bypass as the standard of care in homogeneous emphysema;

•	Expanding existing coding, coverage and payment; and

•	Leveraging our technology, intellectual property and expertise to expand into other lung diseases.

Risks Associated with Our Business

We face significant risks and uncertainties, which are highlighted in the section entitled “Risk Factors.” These risks include, among other things, the following:

•	we are a development stage company, and we have not generated any revenue;

•	we have incurred significant losses and anticipate that we will incur significant and increasing losses for the foreseeable future;

•	we do not have FDA approval to market our Exhale Drug-Eluting Stent in the United States or elsewhere, and we may never obtain such approval, or such approval could be delayed;

•

we have only completed limited clinical trials and feasibility studies, and the results that we have obtained in our prior trials and studies may not be indicative of the results we will obtain in our EASE Trial;

•	we may experience significant enrollment and other delays in completing our EASE Trial and may be unable to successfully complete this trial;

•	we may be unable to obtain adequate coverage or reimbursement from third-party payors for procedures performed with our products; and

•	Airway Bypass may never achieve market acceptance from healthcare institutions, pulmonologists, thoracic surgeons and patients.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were originally incorporated in California in 1997, and we plan to reincorporate into Delaware prior to the completion of this offering. Our principal offices are located at 1400 North Shoreline Blvd, Suite A8, Mountain View, CA 94043. We also maintain an office in Nyon, Switzerland. Our telephone number is (650) 428-1600. Our world wide web address is http://www.broncus.com. The information found on, or accessible through, our website is not a part of this prospectus.

Broncus, our logo and “Exhale” are registered trademarks of Broncus. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by Broncus	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds of this offering for clinical trials, research and development, sales and marketing and working capital and general corporate purposes, which may include acquisitions of, or investments in, complementary businesses, technologies or other assets. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	LUNG

The number of shares of common stock to be outstanding after this offering is based on 131,918,617 shares outstanding as of October 31, 2007, and excludes:

•	20,036,292 shares of common stock issuable upon the exercise of outstanding options as of October 31, 2007, at a weighted average exercise price of $0.16 per share;

•

1,481,078 shares of common stock reserved for issuance under our 2007 stock option plan, 360,000 shares of which are issuable upon the exercise of outstanding options granted in November 2007, at an exercise price of $0.81 per share;

•

6,000,000 shares of common stock reserved for issuance under our 2008 equity incentive plan and 2,000,000 shares of common stock reserved for issuance under our 2008 employee stock purchase plan, each of which will become effective on the date of this prospectus, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans;

•

3,227,675 shares of common stock issuable upon the exercise of outstanding warrants that will remain outstanding after the completion of this offering, with a weighted average exercise price of $0.19 per share, including 760,109 shares that will become issuable upon the first commercial sale of our Exhale Drug-Eluting Stent; and

•	shares of common stock issuable upon the net exercise of outstanding warrants that will expire upon the completion of this offering, assuming an initial public offering price of $ per share.

Except as otherwise noted, all information in this prospectus:

•	reflects a -for- reverse split of our outstanding capital stock to be effected prior to the completion of this offering;

•	reflects our reincorporation into Delaware, and the filing of our restated certificate of incorporation upon the completion of this offering;

•	reflects the conversion of all our outstanding shares of convertible preferred stock into an aggregate of 122,985,169 shares of common stock immediately prior to the completion of this offering; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those consolidated financial statements. You should read this data together with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in any future period. See note 2 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per common share and pro forma basic and diluted net loss per share.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Operating expenses:
Research and development(1)	$5,088	$6,564	$8,950	$6,260	$9,443
Selling, general and administrative(1)	1,702	1,599	1,282	834	2,157

Total operating expenses	6,790	8,163	10,232	7,094	11,600

Loss from operations	(6,790)	(8,163)	(10,232)	(7,094)	(11,600)
Interest income	101	235	674	355	808
Interest expense	(167)	—	(2)	(2)	(8)
Other income (expense), net	—	—	(13)	18	(478)

Net loss	$(6,856)	$(7,928)	$(9,573)	$(6,723)	$(11,278)

Net loss per common share—basic and diluted	$(1.60)	$(1.31)	$(1.51)	$(1.07)	$(1.66)

Weighted average common shares outstanding	4,281,654	6,054,876	6,324,370	6,305,237	6,775,237

Pro forma net loss per common share—basic and diluted (unaudited)			$		$

Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share (unaudited)

(1) Includes employee stock-based compensation as follows:
	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
Research and development	$—	$—	$125	$52	$301
Selling, general and administrative	—	—	92	30	310

	As of September 30, 2007
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$16,034	$28,434	$
Working capital	14,291	26,691
Total assets	16,864	29,264
Preferred stock warrant liability	2,763	—
Convertible preferred stock	82,362	—
Deficit accumulated during the development stage	(72,216)	(72,216)
Total stockholders’ equity (deficit)	(70,513)	27,012

(1)	The pro forma balance sheet data give effect to (i) the issuance of 18,850,714 shares of our Series F preferred stock and warrants for an aggregate purchase price of $12.4 million in October 2007, (ii) the conversion of all outstanding shares of preferred stock into common stock and the reclassification of preferred stock warrant liability to common stock and additional paid-in capital immediately prior to the completion of this offering and (iii) the exercise of warrants to purchase shares of common stock on a net exercise basis, assuming an initial public offering price of $ per share, that will expire upon the completion of this offering.

(2)	The pro forma as adjusted balance sheet data give effect to the adjustments in note (1) and to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock.

Risks Related to Our Business

We are a development stage company and we currently do not generate any revenue.

We are a development stage medical device company and we currently do not have any commercialized products or any source of revenue. We are investing substantially all of our time and resources in developing our Exhale emphysema product line, which will require additional clinical evaluation, regulatory review and approval, significant marketing efforts, post-market compliance, and substantial additional investment before it can provide us with any revenue. As of November 15, 2007, we had enrolled more than 60 out of an anticipated 315 subjects in our EASE Trial, to be used as a basis for our application for FDA approval to market our Exhale Drug-Eluting Stent. Our efforts might not lead to a successful clinical trial, regulatory approval or a commercially successful product. In addition, the use of Airway Bypass for emphysema is a novel procedure that has not previously been investigated to any meaningful extent prior to our clinical trials. Accordingly, we are subject to the risks of failure inherent in the development of a product based on new technology.

We have incurred significant losses since inception and anticipate that we will continue to incur significant and increasing losses for the foreseeable future.

We have incurred significant net losses in each quarter since our inception in 1997, including net losses of $6.9 million, $7.9 million, $9.6 million and $11.3 million, respectively, for the years ended December 31, 2004, 2005, and 2006 and the nine months ended September 30, 2007. We expect our research and development expenses to increase significantly in connection with our EASE Trial and other development and commercialization activities. We also expect to incur significant expenses related to the development of sales, marketing and commercial-scale manufacturing capabilities prior to any receipt of FDA approval for our Exhale Drug-Eluting Stent, and we expect these expenses to increase further if we receive FDA approval. Additionally, we expect that our general and administrative expenses will increase significantly due to the additional operational and regulatory burdens applicable to public companies. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future.

We may not receive FDA approval to market our products, and even if we do receive FDA approval, such approval could be delayed.

Before we may market our Exhale Drug-Eluting Stent in the United States, we must successfully complete clinical trials and obtain premarket approval from the FDA for our Exhale Drug-Eluting Stent, and 510(k) clearance for other components of our Exhale emphysema product line. The PMA process requires us to demonstrate the safety and effectiveness of the Exhale Drug-Eluting Stent to the FDA’s satisfaction. This process is expensive and uncertain, and requires detailed and comprehensive scientific and human clinical data. This process can take several years after a PMA application is filed and might never result in the FDA approving a PMA application. The 510(k) process requires us to demonstrate to the FDA’s satisfaction that our Exhale Transbronchial Dilation Needle is substantially equivalent to one or more comparable, legally marketed medical devices, known as predicate devices. If the FDA does not agree, then we might need to conduct additional studies or trials to support a 510(k) or PMA.

Following submission and FDA review of our PMA application, the FDA might disagree with our interpretation of data, or might find the results inadequate to support approval of our PMA application, even if the EASE Trial has achieved its effectiveness and safety endpoints, and even if the response rate of the treatment arm in the trial is found to be statistically larger than the response rate of the control arm. The FDA could require us to pursue additional analyses, studies or trials, and the results of any additional analyses, studies or trials may not be satisfactory to the FDA. Alternatively, the time required for any additional analyses, studies or trials may significantly delay our ability to market our Exhale emphysema product line. If we are unable to demonstrate the safety and effectiveness of our Exhale Drug-Eluting Stent to the FDA’s satisfaction, we will be unable to obtain regulatory approval to market our Exhale Drug-Eluting Stent in the United States. Even if the FDA ultimately grants us a PMA, it may require further postapproval studies, and failure to complete any required postapproval study to the FDA’s satisfaction, or adverse results in any such study, could cause the FDA to withdraw its approval.

As Airway Bypass is a novel treatment, and involves the creation of new passages in the lungs and the implantation in the lungs of a device that contains silicone and the drug paclitaxel, we believe the FDA will review our PMA application with a high degree of scrutiny, which could cause the regulatory process to be lengthier and more involved than that for products without these characteristics. In addition, these factors may cause the FDA to require us to conduct additional clinical trials and provide additional information, and may affect the willingness of the FDA to ultimately approve our PMA. Because our Exhale Drug-Eluting Stent incorporates a pharmaceutical product, the FDA will include a consultative review by the Center for Drug Evaluation and Research, in addition to its primary jurisdiction review by the Center for Devices and Radiological Health, which could further prolong the process of FDA review.

Although our effectiveness and safety endpoints are based on six month follow-up data, our EASE Trial protocol also specifies that we obtain effectiveness data from subjects one year after they receive a procedure, and safety data at one, two, three, four and five years after the procedure from treated patients. It is possible that we could achieve our endpoints in our EASE Trial based on the data that we obtain six months after the procedure, and that the FDA would still not approve our PMA. For example, we may obtain safety or effectiveness data from our 12-month follow-up that is not as favorable as the results that we obtain after six months, and we could receive adverse safety data from subsequent follow-ups. We did not obtain effectiveness or safety data beyond six months post-procedure from our feasibility study for our Exhale Drug-Eluting Stents, and so we can not predict whether the 12-month follow-up results that we obtain in our EASE Trial will be consistent with the EASE Trial’s six-month follow-up results. In our feasibility study, we found that the level of improvement from baseline was lower six months after the procedure than it was one month following the procedure. While we believe that this reflects the fact that emphysema is a progressive illness that typically worsens over time, it might also reflect limits on the duration of the benefits of the Airway Bypass procedure.

In addition, we have limited experience with the applications necessary to gain regulatory approvals in the United States and international markets, and limited resources to focus on clinical, regulatory and quality assurance. As a result, we might experience a longer process in connection with FDA approval than would be experienced by a company with greater experience and resources.

The results that we have obtained in our prior studies and trials may not be indicative of the results that we will obtain in our EASE Trial.

We have only completed non-clinical studies and limited clinical trials. These limited studies and trials, and the FDA’s granting of an Investigational Device Exemption, or IDE, application that permitted us to commence our EASE Trial, does not mean that the FDA will consider the data gathered in the EASE Trial sufficient to support approval of a PMA application. In addition, the results of our non-clinical studies and limited clinical trials do not necessarily predict later clinical trial results. Some of our non-clinical studies involved procedures and devices that differed in important respects from those used in our EASE Trial. In addition, our feasibility study for our Exhale Drug-Eluting Stent differed from our EASE Trial in that it was not blinded, did not involve a control arm, and the study procedure was completed by only 35 subjects, only 22 of whom would have met the inclusion criteria if included in the EASE Trial. Because of the small number of subjects, the results obtained in our feasibility study might not be indicative of the results that we will achieve with a larger number of subjects in our EASE Trial, or of the safety and benefits of treatment with the Exhale Drug-Eluting Stent.

Adverse events among subjects of our EASE Trial could make it more difficult for us to obtain regulatory approval to market our Exhale Drug-Eluting Stent in the United States.

An important factor that will affect any FDA decision with respect to our PMA application is data regarding the safety of the Exhale Drug-Eluting Stent. In our feasibility study, we experienced more than 30 serious adverse events that occurred in 38 enrolled subjects. One interoperative event, bleeding into the airway, resulted in death. The two most frequently encountered post-operative serious adverse events were chronic obstructive pulmonary disease, or COPD, exacerbations and respiratory infections. While we believe that COPD exacerbations and respiratory infections can generally be anticipated in subjects with severe emphysema, adverse events among subjects of our EASE Trial could negatively affect the FDA’s view of the safety of Airway Bypass, which would make it more difficult for us to obtain regulatory approval to market our Exhale Drug-Eluting Stent in the United States.

Subjects in the control arm in our EASE Trial may demonstrate a more powerful placebo effect than we anticipate, which could reduce the likelihood that our EASE Trial will demonstrate the effectiveness of Airway Bypass and reduces the likelihood that the FDA will grant us a PMA for our Exhale Drug-Eluting Stent.

Our EASE Trial protocol requires that a third of the enrolled subjects be randomly and blindly assigned, or randomized, to a control arm that receives a sham procedure. This sham procedure could generate a placebo effect in which subjects report a benefit after going through an invasive procedure, even if no actual treatment is delivered, based on their expectations regarding the procedure rather than the effects of the procedure itself. This placebo effect may be more powerful than we anticipate. As a result of this placebo effect, our EASE Trial could generate data that does not show a statistically significant difference between the control arm’s data and that of the group receiving Airway Bypass. In addition, both the control arm and the treated arm will receive a course of pulmonary rehabilitation, which could further reduce the difference between the control arm’s data and that of the group receiving Airway Bypass. These factors could adversely affect our ability to use the results of our EASE Trial to demonstrate the effectiveness of our Exhale Drug-Eluting Stent to the FDA’s satisfaction. If we are unable to demonstrate a statistically significant difference between the control arm and the group receiving Airway Bypass, the FDA may not grant us a PMA for our Exhale Drug-Eluting Stent.

If we are unable to successfully complete our EASE Trial, or if we experience significant delays, our ability to commercialize our Exhale emphysema product line will be impaired.

Before we can market our Exhale emphysema product line, we must successfully complete our EASE Trial, as well as any other studies and trials that may be required. These studies and trials can be lengthy, expensive and uncertain and are subject to delays and failure at any stage. Our EASE Trial involves screening, assessing, randomizing, testing, treating and monitoring from 225 to 450 subjects, and we currently plan to enroll 315 subjects. Subject enrollment will occur at approximately 45 sites, of which 24 sites were qualified to enroll patients as of November 15, 2007. Conducting a clinical trial of this scale is a complex and uncertain process and requires coordination with subjects, clinical institutions, treatment and assessment physicians and related medical personnel. To enroll and randomize subjects at a clinical site, we must first obtain clinical site approvals, finalize contracts at trial sites and train site personnel. The site must then dedicate the time and resources to recruit subjects, coordinate activities with them and collect the data.

A number of factors could cause completion of our EASE Trial to be delayed or halted, or could cause the trial to be unsuccessful or inadequate to support PMA approval, including:

•	the FDA might require us to modify our previously approved protocol, and any such modifications could require that we enroll additional subjects in our EASE Trial;

•	subjects may not enroll in the EASE Trial or complete follow-up at the rate we expect or may not comply with clinical trial protocol;

•	subjects might experience adverse events;

•

clinical investigators currently participating in our EASE Trial might drop out of the trial, which could require us to engage new sites, and we may or may not be able to do so successfully or in a timely manner;

•	clinical investigators may not perform the trial on our anticipated schedule or consistent with the investigator agreement, clinical trial protocol or FDA requirements;

•	third-party contract research organizations may not perform data collection and analysis in a timely or accurate manner, or may fail to adequately monitor the study;

•

we may be required to undertake corrective action or suspend or terminate our clinical trials if serious risks occur or if we fail to satisfy any requirement or condition of IDE approval, or if regulatory inspections find us or our third-party contractors or clinical sites not to be in compliance with regulatory requirements;

•	regulatory authorities could require additional data analysis, audits or studies, or exclude a site’s or sites’ data from consideration;

•	the interim or final results of the clinical trial may be determined to be inadequate to demonstrate safety or effectiveness; and

•	government law, regulations or policies may change.

If our EASE Trial is delayed or halted or deemed inadequate, it will likely take us longer to commercialize our products and generate revenue, or this might never occur. Moreover, our development costs will increase if we have material delays in our EASE Trial or if we need to perform more or larger clinical trials than planned.

As part of the clinical safety assessment of our Exhale Drug-Eluting Stent, and as a condition of approval of our IDE, we will be conducting a systemic exposure study to evaluate the potential effect of systemic exposure to paclitaxel in emphysema subjects. We have not looked at the potential for systemic exposure in previous studies in humans and although we do not anticipate that this will pose a safety issue, we do not know the extent to which the paclitaxel is present, if at all, in the blood or whether further studies will be required by the FDA. The results of this study will be submitted to the FDA and will be considered by the FDA in any decision regarding our PMA application.

If we experience delays in enrolling subjects in our EASE Trial, or if subjects fail to complete the trial, our submission of our PMA application to the FDA will be delayed.

We are planning to enroll approximately 315 subjects in our EASE Trial, and may need to enroll up to the trial maximum of 450 subjects. As of November 15, 2007, we had enrolled more than 60 subjects in our EASE Trial, and we currently expect to complete enrollment by the end of 2008. It could take us longer than we expect to complete enrollment, and we might never complete enrollment. Our ability to enroll a sufficient number of subjects could be adversely affected by:

•

difficulty in identifying and recruiting suitable subjects who are located near our clinical sites, who have severe homogenous emphysema and who meet the rigorous inclusion and exclusion criteria for our trial;

•	clinical investigators may not perform the trial on our anticipated schedule;

•	the interventional nature and novelty of Airway Bypass; and

•

the fact that the sites that are conducting our trial face competition for their resources, including competition by other companies that are seeking to enroll these sites for other trials for lung diseases.

As a result of these and other factors, we could experience delays in enrolling subjects in our EASE Trial.

Even if we meet our enrollment target, we still might need to enroll additional subjects, which could delay completion of our EASE Trial. A number of the subjects that we enroll might not complete the trial for a number of reasons. These subjects are severely ill and may die, or suffer adverse medical events that are unrelated to our trial, before they have completed the trial. In addition, subjects may become aware that they are in the group actually receiving Airway Bypass, or in the group receiving the sham procedure, either of which might then preclude their inclusion in our trial results. Furthermore, subjects may not return for post-treatment follow-up. If fewer subjects complete the trial than we expect, or if we do not obtain acceptable results, as defined in our trial design, from our participant population, we will need to continue enrolling additional subjects, up to a maximum total of 450.

If Airway Bypass is effective only for emphysema patients who have severe homogeneous emphysema, the market for our Exhale emphysema product line may be limited.

Subjects in our EASE Trial are limited to those with severe homogeneous emphysema, with a high level of hyperinflation, as indicated by a residual volume to total lung capacity ratio, or RV/TLC, that is equal to or greater than 0.65. As a result, if the FDA approves our PMA for our Exhale Drug-Eluting Stent, it is likely to approve a label that is limited to these severely hyperinflated patients with homogeneous emphysema. In addition, Airway Bypass might not be as effective for patients with lower levels of hyperinflation and patients with heterogeneous emphysema as it is for those with severe homogeneous emphysema. In our feasibility study for our Exhale Drug-Eluting Stent, the 13 subjects that were less hyperinflated, with RV/TLC of equal to or less than 0.65, did not show a statistically significant change in any of the measured endpoints six months after receiving the Airway Bypass procedure. We may not obtain FDA approval to market our product line to these additional patients, and even if we do obtain such approval, it is possible that Airway Bypass may not achieve market acceptance for treatment of these additional patients.

If hospitals and other healthcare providers are unable to obtain coverage and/or adequate payments for procedures performed with our products, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

Hospitals and other healthcare providers that purchase products such as our Exhale emphysema product line generally rely on third-party payors, such as Medicare, Medicaid, private insurance plans and managed care programs, to pay for all or part of the costs and fees associated with the procedures performed with these products. Accordingly, the adoption of our products will depend on the adequacy of third-party payments for the Exhale emphysema product line and our Airway Bypass procedure.

Many private payors currently base their reimbursement policies on the coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program. Others might adopt different coverage or payment policies for procedures performed with our Exhale emphysema product line, while some governmental programs, such as Medicaid, have reimbursement policies that vary from state to state, some of which might not pay for the procedures performed with the Exhale emphysema product line in an adequate amount, if at all. Our success may also be impacted by future action by CMS or other government agencies aimed at limiting payments to physicians, outpatient centers and hospitals.

Medicare reimburses hospitals at a prospectively determined amount in accordance with diagnosis related groups, or DRGs, for inpatient treatment. We anticipate that Airway Bypass will be performed on an inpatient basis. Each DRG is associated with a level of payment and is adjusted annually through notice and comment rulemaking. DRG payments are intended to cover most of the non-physician hospital costs incurred in connection with the applicable diagnosis and related procedures. DRG payment amounts reflect an average cost of treating patients assigned to the particular DRG and are typically set independently of a particular hospital’s actual cost for treating a patient. Accordingly, the payments that a hospital would receive for a particular procedure would not typically be based on the cost of our products. In addition, an important step in obtaining reimbursement is securing appropriate Current Procedural Terminology, or CPT, Codes, which are administered by the American

Medical Association, or AMA. CPT codes are used by payors, including Medicare, to establish reimbursement levels for physician fees and other certain healthcare services.

We cannot be certain that our product or the procedures performed with them will be covered or adequately reimbursed and accordingly we might be unable to sell our products profitably if third-party payors limit or deny coverage or reduce their levels of payment below that which we project, or if our production costs increase at a greater rate than payment levels. Similarly, if third-party payors establish a reimbursement level for physicians fees in connection with Airway Bypass that is not acceptable to physicians, their acceptance of our Exhale emphysema product line would be adversely affected.

The availability and level of reimbursement for Airway Bypass will depend in part on the effectiveness, safety and cost-effectiveness of the Exhale emphysema product line. In particular, we expect that securing coverage and reimbursement for Airway Bypass will be more difficult if our EASE Trial does not demonstrate a level and duration of improvement that healthcare providers, healthcare institutions and emphysema patients consider meaningful, regardless of whether this clinical trial meets FDA requirements. Additionally, EASE Trial results may only demonstrate an adequate level and duration of improvement in a subset of the study population, resulting in a reimbursement decision that limits coverage to a smaller than anticipated subset of the emphysema market.

In some foreign markets, the pricing and profitability of medical devices and procedures are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require pre-approval of coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use such devices or procedures. It is uncertain whether Airway Bypass performed using the Exhale emphysema product line will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

Airway Bypass performed using our Exhale emphysema product line might never be commercially successful even if we obtain regulatory approval and adequate coverage and reimbursement from third-party payors.

Airway Bypass might not achieve market acceptance, even if we obtain regulatory approval and adequate coverage and reimbursement from third-party payors. Airway Bypass is a new procedure and market acceptance will depend on our ability to successfully communicate its benefits to each of the following constituencies that are involved in deciding whether to treat a particular patient using Airway Bypass:

•	the healthcare practitioners, such as pulmonologists and thoracic surgeons, who treat emphysema patients, as well as referring physicians;

•	the healthcare institutions where the procedure would be performed, as well as opinion leaders in these institutions; and

•	emphysema patients themselves.

Our ability to market our Exhale emphysema product line successfully to each of these constituencies will depend on a number of factors, including:

•	the effectiveness and duration of clinical benefits of Airway Bypass;

•	the perceived safety of Airway Bypass;

•	the level of education and awareness among physicians and emphysema patients concerning Airway Bypass and the Exhale emphysema product line;

•	publicity concerning Airway Bypass;

•	the price of our products and the associated costs of Airway Bypass;

•	the availability and adequacy of third-party coverage and reimbursement for Airway Bypass;

•	the frequency and severity of any serious adverse effects; and

•	the availability and perceived advantages of alternative treatments.

Patients might not perceive the benefits of Airway Bypass, or may believe that the benefits are outweighed by risks. In particular, patients may be unwilling to undergo Airway Bypass since it does not cure emphysema, and patients may be unwilling to undergo a bronchoscopic procedure that creates new passages in their lungs and is performed under anesthesia or to allow the placement of drug-eluting stents in their airways, or to stay overnight in a hospital. These concerns may be heightened by the fact that emphysema patients are generally elderly and in very poor health.

Physicians might be slow to adopt Airway Bypass and our products because of perceived liability risks arising from the use of new products and procedures and the uncertainty of third-party coverage and reimbursement. Physicians might not recommend or perform Airway Bypass with our products until there is long-term clinical evidence to convince them to alter their existing treatment methods and until prominent physicians begin recommending Airway Bypass. In addition, physicians will need to be trained in the Airway Bypass procedure and in the use of the Exhale emphysema product line. Furthermore, our clinical trials have involved procedures performed by physicians who are generally trained and technically proficient in the procedures involved in Airway Bypass, including bronchoscopy. Consequently, the results reported in these clinical trials may be significantly more favorable than those that will be achieved by practicing physicians, which could adversely affect their acceptance of the Exhale emphysema product line. Accordingly, we cannot predict when, if ever, physicians may adopt Airway Bypass or our products.

Airway Bypass has been performed on a limited number of patients to date. After Airway Bypass has been performed on a greater number of patients, we may learn that characteristics of some patients, such as thickness of airways, location of blood vessels, age, preexisting medical conditions or concurrent medication regimens, could affect the safety or effectiveness of Airway Bypass. Further, any long-term safety or effectiveness data we generate in future trials may not be consistent with our existing data or the data generated in our EASE Trial. These results could reduce demand for our Exhale emphysema product line among both physicians and patients. In addition, if patients experience adverse effects or death from the procedure, the resulting adverse publicity could limit market acceptance of our Exhale emphysema product line. If our Exhale emphysema product line does not achieve an adequate level of acceptance by patients and physicians, we will not generate significant revenue and we will likely not become profitable. Finally, if we are required to lower the price of our products to gain market acceptance of our products, our revenue will decline.

If Airway Bypass proves difficult for physicians to learn, if fewer physicians than we expect are trained or if physicians do not become technically proficient at performing Airway Bypass, our Exhale emphysema product line will not gain market acceptance and we may not generate sufficient revenue to achieve profitability.

In order to perform Airway Bypass, pulmonologists and thoracic surgeons must be trained in bronchoscopy and the use of our Exhale emphysema product line to perform each of the steps of this procedure. If physicians do not invest the time to be trained in how to perform Airway Bypass, if any aspect of Airway Bypass proves difficult to perform and master or if fewer physicians than we expect are trained, demand for our Exhale emphysema product line will be limited and we will not be able to generate significant revenue.

We may not be successful in our efforts to develop, license or acquire complementary products or technologies.

We believe our Exhale Doppler technology, which is designed to enable physicians to locate potential areas to create new airway passages, may have an application for the diagnosis of pulmonary hypertension, and that our LungPoint product, which we are designing for use as an aid to computed tomography in planning Airway Bypass, may have applications for other bronchoscopic treatments and monitoring, treatment planning and navigation for lung cancer and other lung diseases. While we are currently undertaking preliminary research and development activities with respect to these potential applications, we have not conducted any non-clinical studies or clinical trials with respect to these potential applications. These products may prove not to be effective for these, or any other, applications.

In addition, an important element of our strategy is to develop, selectively license or acquire complementary products, technologies and companies that we believe will enable us to leverage our pulmonary and thoracic surgery sales platform. We may not succeed in identifying or acquiring any such products, technologies or companies. Our efforts to develop such products may require that we expend significant resources, and we may not succeed in developing and commercializing products based on any acquired technologies. Integrating newly acquired products, technologies and companies could be expensive and time consuming and may strain our resources.

We could face competition from large, well-established companies with significant resources and from new treatment options for emphysema patients that could be developed.

The markets for medical products are competitive and are characterized by rapid technological advances and frequent new product introductions. We believe that our main competitors will initially consist of early-stage companies that are developing new products for the treatment of emphysema. In addition, we could face competition from larger medical device and pharmaceutical companies, including larger companies that may acquire early-stage companies with whom we currently compete. These larger companies have a number of significant competitive advantages, including:

•	greater name recognition;

•	established relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•

greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products, obtaining third-party coverage and reimbursement and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we might not be able to compete effectively against these companies or their products.

Development of other novel devices or procedures could significantly reduce market acceptance of Airway Bypass and our Exhale emphysema product line. In addition, research organizations such as the National Institutes of Health, universities and other supporters of emphysema research are continually seeking ways to improve the treatment of emphysema. Airway Bypass is not a cure for emphysema. Therefore, Airway Bypass and the Exhale emphysema product line could be rendered obsolete if a cure were to be developed or if other, more effective emphysema treatments are discovered.

We may be unable to complete the development of the Exhale emphysema product line and commercialization of Airway Bypass without additional funding.

We expect to spend significant amounts on research and development, including conducting clinical trials for the Exhale Drug-Eluting Stent, and any delays in completing our EASE Trial could materially increase these costs. Before we receive any approval to market our Exhale Drug-Eluting Stent, we expect to spend significant additional amounts on commercialization, including development of a direct sales force and marketing capability, and expansion of our manufacturing capacity. We also expect that our general and administrative expenses will significantly increase due to the additional operational and regulatory burdens applicable to public companies. We may also need additional funds to complete the development and marketing of the Exhale emphysema product line. Additional financing might not be available on a timely basis on terms acceptable to us, or at all, and any additional financing could be dilutive to stockholders. The amount of funding we will need will depend on many factors, including:

•	the rate of progress and cost of our EASE Trial and development of our Exhale emphysema product line;

•	the conditions and timing of FDA approval of our Exhale Drug-Eluting Stent and our other products;

•	the expenses we incur in developing, selling and marketing our products;

•	the expenses we incur in order to comply with all applicable regulatory requirements;

•	the revenue generated by any sales of our products;

•	the emergence of competing technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If adequate funds are not available, we might have to delay or cease development of our Exhale emphysema product line or commercialization following approval or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. Any of these factors could harm our business and our ability to reach profitability.

If we are unable to establish sales, marketing and distribution capabilities, we will be unable to generate significant revenue and our business will be harmed.

We do not have a sales organization and have no experience selling, marketing and distributing emphysema treatment products. To achieve commercial success for any approved product, we must either develop a sales and marketing force or enter into marketing and sales arrangements with third parties. We currently plan to establish a direct sales force in the United States and to enter into distribution, marketing and sales arrangements with third parties outside of the United States. Developing a direct sales force is expensive and time consuming and could result in delays or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. In addition, we might not be able to enter into arrangements with third parties that can successfully commercialize our products outside the United States, and the terms of any such arrangement may not be favorable to us.

We are dependent upon third-party manufacturers and suppliers, some of which are sole source suppliers, making us vulnerable to supply problems that could harm our business.

We rely on third party manufacturers and suppliers for components and materials used in our Exhale emphysema product line. The silicone polymer used with our Exhale Drug-Eluting Stent is provided by a sole source supplier, NuSil Technology LLC, and we are unaware of any alternative source for this polymer. We do not have access to the proprietary product information of NuSil that would enable us to validate an additional supplier, and we do not have a long-term supply agreement with NuSil. Our EASE Trial and the development and commercialization of our product line could be prevented or delayed if NuSil is unable or refuses to supply our needs or if NuSil experiences delays in meeting our manufacturing requirements. In addition, any disruption of NuSil’s business operations could adversely affect our supply of this silicone polymer. In the event we do not receive an adequate supply of this silicone polymer, we may have difficulty locating an alternative supplier. Any change in the manufacturing location of the silicone polymer, a new supplier of the silicone polymer, or the use of new silicone polymer would require testing, qualification and a new approval from the FDA. We would not be able to market Exhale Drug-Eluting Stents with silicone polymer from the new location or supplier until we obtain such approval.

In addition, we currently rely on Stellartech Research Corporation to manufacture our Exhale Doppler Processing Unit. We also rely on Onda Corporation to manufacture the transducer used in our Exhale Doppler Probe. Furthermore, we will rely on Escalon Vascular Access Inc. to manufacture our UltraNeedle. If any of our existing suppliers, particularly NuSil, are unable or unwilling to meet our demand for components, or if the components or finished products that they supply do not meet quality or other specifications, the development and commercialization of our Exhale emphysema product line could be delayed or prevented.

Our reliance on third-party manufacturers and suppliers also subjects us to other risks that could harm our business, including:

•	suppliers might make errors in manufacturing components that could negatively affect the effectiveness or safety of our Exhale Drug-Eluting Stent or cause delays in shipment of our products;

•	we might not be able to obtain adequate supply of components and materials in a timely manner or on commercially reasonable terms;

•	we might have difficulty locating and qualifying alternative suppliers for our sole-source supplies;

•

switching or adding suppliers, or manufacturing our Exhale Drug-Eluting Stent and our other products ourselves, will require inspection and approval by the FDA and corresponding state agencies, and such approval might not be granted on a timely basis or at all;

•

redesigning or switching components might require submission to and approval by the FDA of a PMA supplement or possibly a separate PMA application, either of which could significantly delay or suspend commercialization;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for products could affect their ability to deliver components to us in a timely manner; and

•	our suppliers might encounter financial hardships unrelated to our demand for materials, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our future customers and cause them to cancel orders.

If we are not successful in expanding our manufacturing capabilities we may be unable to achieve acceptable yields or product costs or be incapable of manufacturing our products in sufficient volumes for commercialization.

We have limited manufacturing capabilities and to date have only produced our Exhale Drug-Eluting Stent and our other products in small volumes. We have no experience in large-volume, commercial scale assembly and manufacturing of our Exhale Drug-Eluting Stent and our other products. If we obtain FDA approval for our Exhale Drug-Eluting Stent, we will need to develop commercial-scale manufacturing processes and capabilities, and we might encounter problems controlling our costs and product quality. We will need to increase our manufacturing capacity significantly over current levels through either partnering with contract manufacturers or by leasing and staffing an additional facility to manufacture our products, which in either case could require filing an amendment or supplement to our PMA, inspection and obtaining FDA approval. Developing commercial-scale manufacturing facilities will require the investment of substantial funds, which might not be available or which could reduce funds available for research and development or other activities. The development of manufacturing facilities will also require the hiring of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience, and such personnel might not be available to us. In addition, the scaling of manufacturing capacity is subject to numerous risks and uncertainties, such as the availability and suitability of facility space, construction timelines, design, installation and maintenance of manufacturing equipment, which could lead to unexpected delays. Furthermore, we may encounter unanticipated difficulties or delays in the process of transitioning manufacturing from third parties to our own facilities, which could result in increased costs and result in product shortages. If we are unable to manufacture a sufficient supply of our products, we may not have the capability to satisfy market demand and our business will suffer. In addition, if the scaled-up production process is not efficient or produces products that do not meet quality and other standards, our future financial results will be harmed.

We may be liable for contamination or other harm caused by hazardous materials used in our research and development activities and manufacturing processes, and changes in environmental regulations could result in additional expense.

Our research and development activities and manufacturing operations involve the use of hazardous materials. We are subject to federal, state, local and other laws and regulations which govern the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or the discovery of pre-existing contamination at our facility, we could be held liable for any damages that result and any such liability could exceed our resources. We might not be specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our business will be harmed by current or future environmental laws or regulations.

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent and trademark law, and trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods might not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications might not issue as patents in a form that will be advantageous to us, or at all. Our issued patents, and those that may issue in the future, might be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. To protect our proprietary rights, we might, in the future, need to assert claims of infringement against third parties to protect our intellectual property. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could order us to pay attorney fees. Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we might not be successful in doing so or the steps taken by us in this regard might not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our product candidates, technology or other information that we regard as proprietary. Additionally, third parties might be able to design around our patents. Furthermore, the laws of foreign countries might not protect our proprietary rights to the same extent as the laws of the United States. Many countries do not permit the issuance of method patent claims covering medical procedures such as those contained in our U.S. patent that includes claims that cover key steps of the Airway Bypass procedure. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

We may not be able to maintain or obtain all the licenses from third parties necessary for the use of our Exhale Drug-Eluting Stent.

We have entered into a license agreement with Angiotech Pharmaceuticals, Inc., Canada, Angiodevice International GmbH, Switzerland and Angiotech International AG, Switzerland, collectively referred to as Angiotech, under which Angiotech has granted us a non-exclusive license under its patent rights and related proprietary information to make, use, and sell paclitaxel- eluting stents for the treatment of chronic obstructive pulmonary diseases, including emphysema. Under this license agreement, we are required to pay royalties on net sales of paclitaxel-eluting stents, to exercise diligence in commercializing the product and to provide Angiotech with clinical data and other reports. If Angiotech asserts that we have breached the terms of our license and successfully terminates our license we may be required to abandon use of our Exhale Drug-Eluting Stent completely. Angiotech is entitled to terminate our license on several grounds, including: (i) if we, or a sublicensee, conduct, sponsor or publish any comparison of paclitaxel to any other active agent for use in treatment of obstructive pulmonary diseases, unless we are required in writing by regulatory authority; (ii) if we fail to satisfy our commercialization obligations under the agreement, or (iii) if we, or a sublicensee, enter into any agreement for the development, manufacture, or commercialization of, or begin selling, a competitive product that releases or elutes an active agent other than paclitaxel and that is the subject of premarket approval or the foreign equivalent in the United States, Canada or Japan, or has received regulatory approval for sale, or has been commercially sold, in a jurisdiction.

In addition, as we develop additional products we may find it advisable or necessary to seek additional licenses from third parties who hold patents covering technology used in specific indications we are targeting. If we cannot obtain those licenses or if we fail to maintain our current licenses, we could be forced to design around those patents at additional cost or abandon our products altogether, which could adversely affect our revenue, results of operations and cash flow. If we have to abandon any product, our ability to develop and grow our business in new directions and markets would be adversely affected.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s attention and require us to pay damages and discontinue selling our products.

The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. Our competitors, or other third parties, may assert that our products or the use of our products are covered by U.S. or foreign patents held by them. Because patent applications could take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that Airway Bypass and/or the Exhale Drug-Eluting Stent and our other products infringe. There could also be existing patents of which we are unaware that one or more components of the Exhale emphysema product line might inadvertently infringe. If the number of competitors in the market for emphysema treatment systems grow, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases. If such relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by such patents or are able to redesign our products to avoid infringement. A license may not be available at all or on commercially reasonable terms, and we may not be able to redesign our products to avoid infringement.

Modification of our products or development of new products could require us to conduct additional clinical trials or revise our filings or file new applications with the FDA and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products. In addition, our patents may be subject to various invalidity attacks, such as those based upon earlier filed patent applications, patents, publications, products or processes, which might invalidate or limit the scope of the protection that our patents afford.

Infringement actions, validity challenges and other intellectual property claims and proceedings, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. We have incurred, and expect to continue to incur, substantial costs in obtaining patents and expect to incur substantial costs defending our proprietary rights. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

We cannot be certain that we will successfully assert our patents against infringers, defend our patents from claims of invalidity or unenforceability, or defend against allegations of infringement of third-party patents. In addition, any public announcements related to litigation or administrative proceedings initiated or threatened by us, or initiated or threatened against us, could cause our stock price to decline.

If we fail to obtain regulatory clearances in other countries for our products we will not be able to commercialize these products in those countries.

In order to market our products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and effectiveness. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA clearance or approval. The regulatory processes in other countries may include all of the risks detailed above regarding FDA clearance or approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects described above regarding FDA clearance or approval in the United States.

The European Union requires that medical products receive the right to affix the CE mark. The CE mark is an international symbol of adherence to quality assurance standards and compliance with the applicable sections of the European Medical Device and Medicinal Product Directives. We do not currently have a CE mark, and have not begun the application process. In order to obtain the right to affix the CE mark to our products, we will need to obtain and maintain certification that our processes meet European quality standards. If we do not receive the right to affix the CE mark, we will not be able to legally sell our products in member countries of the European Union. We cannot be certain that we will be successful in meeting European quality standards or other certification requirements.

Even if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

We might fail to comply with continuing post-market regulatory requirements of the FDA and other authorities and become subject to substantial penalties, or marketing experience may show that our products are unsafe, forcing us to recall or withdraw them permanently from the market. Our Exhale Drug-Eluting Stent and our other products, along with our manufacturing processes, any post-approval clinical data, complaints, adverse events, recalls or corrections, and promotional activities, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular, we are required to comply with the Quality System Regulation, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval or clearance. The FDA enforces the regulations through announced and unannounced inspections. Neither we, our third-party manufacturers nor our investigators have yet been inspected by the FDA with respect to our products, and we will have to successfully complete such an inspection before we ship any commercial products. Failure by us, one of our investigators or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:

•	untitled letters or warning letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in approving or clearing, or refusal to approve or clear, the Exhale Drug-Eluting Stent or other products;

•	withdrawal or suspension of 510(k) clearance or PMA approval by FDA;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement, or refund;

•	interruption or total shutdown of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales to suffer.

Furthermore, any modifications to a device that has received FDA clearance or approval that could affect its safety or effectiveness, or that would constitute a change in its intended use, design or manufacture, could require a new clearance or approval from the FDA. If the FDA disagrees with any determination by us that new clearance or approval is not required, we might be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties.

In addition, regulatory approval of a product could contain requirements for costly post-marketing testing or surveillance to monitor the safety or effectiveness of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR and good manufacturing practices applicable to drugs such as paclitaxel, could result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension or withdrawal of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

In addition, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations could adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment might change in a way that restricts our operations.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved, or off-label, uses.

Even if regulatory approval or clearance of our Exhale Drug-Eluting Stent and our other products is granted, the approval or clearance could be subject to limitations on the indication for which the product may be marketed. For example, its use is likely to be limited to treatment of severely hyperinflated patients with homogeneous emphysema. We believe, however, that physicians might use our products to treat patients that are not within any such limitation. If the FDA determines that our advertising, labeling or promotional materials or our training or marketing and sales practices constitute promotion of off-label use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

If our products are commercialized, we and our distributors must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could subject us to fines and harm our business.

If our products are commercialized, our relationships with physicians, hospitals and the marketers of our products will become subject to scrutiny under various federal and state anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can give rise to claims that the relevant law has been violated. Possible sanctions for violation of these fraud and abuse laws include monetary fines, civil and criminal penalties, exclusion from federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs, workers’ compensation programs and TRICARE (the healthcare system administered by or on behalf of the U.S. Department of Defense for uniformed services beneficiaries, including active duty personnel, retirees and their dependents), and forfeiture of amounts collected in violation of such prohibitions. Certain states in which we intend to market our products have similar fraud and abuse laws, imposing substantial penalties for violations. Any government investigation or a finding of a violation of these laws would likely subject us to fines and harm our business.

Anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for the referral of an individual or the ordering or recommending of the use of a product or service for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare programs. In addition, the cost of non-compliance with these laws could be substantial since we could be subject to monetary fines and civil or criminal penalties, and we could also be excluded from federally funded healthcare programs, including Medicare and Medicaid, for non-compliance.

We have entered into consulting agreements and product development agreements with physicians, including some who may make referrals to us or order our products after our products are introduced to market. In addition, some of these physicians own, or hold options to purchase, our common stock. While these transactions were structured with the intention of complying with all applicable laws, including the federal ban on physician self-referrals, commonly known as the “Stark Law,” state anti-referral laws and other applicable anti-kickback laws, it is possible that regulatory or enforcement agencies or courts might in the future view these transactions as prohibited arrangements that must be restructured or for which we would be subject to other significant civil or criminal penalties, or prohibit us from accepting referrals from these physicians. Because our strategy relies on the involvement of physicians who consult with us on the design of our products, we could be materially impacted if regulatory or enforcement agencies or courts interpret our financial relationships with our physician advisors who refer or order our products to be in violation of applicable laws and determine that we would be unable to achieve compliance with such applicable laws. This could harm our reputation and the reputations of our clinical advisors.

We also are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. We cannot assure you that we will be able to prevent our employees or other agents from engaging in such conduct for which we might be held responsible.

The scope and enforcement of all of these laws is uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. There can be no assurance that federal or state regulatory or enforcement authorities will not investigate or challenge our current or future activities under these laws. Any investigation or challenge could harm our business. Any state or federal regulatory or enforcement review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether these changes are retroactive or will have effect on a going-forward basis only.

We face significant uncertainty in the industry due to government healthcare reform.

Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. Reforms under consideration in the United States include mandated basic healthcare benefits, controls on healthcare spending, increases in insurance premiums and increased out-of-pocket requirements for patients, the creation of large group purchasing organizations that aim to reduce the costs of products that their member hospitals consume and significant modifications to the healthcare delivery system. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods. We are also subject to reforms in the healthcare industry internationally. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they might be adopted or what impact reform initiatives might have on us.

We face the risk of product liability claims and might not be able to maintain or obtain insurance at an acceptable cost or on acceptable terms, if at all.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, marketing and sale of drug-medical device combination products, including those which could arise from the misuse or malfunction of, or design flaws in, our Exhale Drug-Eluting Stent and our other products. We might be subject to product liability claims if our Exhale Drug-Eluting Stent or any of our products causes, or merely appears to have caused, an injury. Claims could be made by patients, healthcare providers or others selling our products. Our product liability and clinical trial liability insurance is subject to deductibles and coverage limitations. Our current product liability insurance might not continue to be available to us at an acceptable cost or on acceptable terms, if at all, and, if available, the coverage might not be adequate to protect us against any future product liability claims, which could result in significant costs and harm to our business.

We might be subject to claims against us even if the apparent injury is due to the actions of others. We rely on the expertise of physicians, nurses and other associated medical personnel to perform Airway Bypass and to care for treated patients. If these medical personnel are not properly trained or are negligent, the capabilities of our Exhale Drug-Eluting Stent or our other products could be diminished or the patient may suffer critical injury, which might subject us to liability. These liabilities could prevent or interfere with our commercialization efforts. Defending a lawsuit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial subjects or result in reduced acceptance of Airway Bypass in the marketplace. A lawsuit, regardless of merit, could be perceived negatively by healthcare providers, patients, payors and investors, and, as a result, our business would be harmed.

We are subject to risks associated with international sales that could harm our business and reduce our revenue.

Although we intend to focus primarily on sales in the United States if we receive FDA approval for our Exhale Drug-Eluting Stent and our other products, we believe that a portion of our future revenue will come from international markets. The success of our international marketing efforts will depend upon a number of factors beyond our control, including our ability to develop international distribution channels, the effectiveness and skill of our international distributors, their willingness to commit resources and prioritize the sale of our products, and reimbursement for use of our products internationally. Our distributors might not have the same interests as we do in marketing our products. If they do not actively sell our products, we might be unable to generate significant international revenue. In order to grow our business and expand the international markets in which we may sell our products, we will need to attract skilled distributors in key international markets such as Europe, and distributorship arrangements may not be available on acceptable terms or at all.

Additionally, international sales are subject to a number of other risks, including:

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	label translation requirements;

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays; and

•	political and economic instability.

Our products and manufacturing facilities will also be subject to review and inspection by foreign regulatory agencies. We and our distributors may be subject to more rigorous regulation in the future. If we or our distributors fail to comply with foreign regulations, our and our distributors’ ability to sell our products internationally will be restricted.

We will need to significantly increase the size of our organization, and we could experience difficulties in managing growth.

To commercialize our products, we will need to substantially increase our operations, including expanding our employee base of clinical, manufacturing, research and development, regulatory and administrative personnel. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize Airway Bypass and related products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	hire new personnel necessary to effectively commercialize our Airway Bypass procedure and related products and manage our clinical trials and ongoing compliance effectively;

•	integrate current and additional personnel in all departments; and

•	develop our administrative, accounting and management information systems and controls.

This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting, training and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, train, motivate and retain these highly skilled personnel, we might be unable to continue our development and commercialization activities.

If we are unable to retain our key personnel our business will be harmed and we will not be successful in commercializing our products.

Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as scientists, clinicians and engineers, is intense and we might not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the development and introduction of Airway Bypass. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our employees may terminate their employment at any time without notice and without cause or good reason. We do not carry key person life insurance on any of our employees.

We will incur increased costs and demands on our management as a result of the regulatory obligations of being a public company.

The obligations of being a public company, including substantial public reporting and auditing obligations, will require significant additional expenditures, place additional demands on our management and divert its attention away from our business, and will require the hiring of additional personnel. We are evaluating our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as may be required for us by Section 404 of the

Sarbanes-Oxley Act in our Annual Report on Form 10-K for the year ending December 31, 2008. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is no precedent available by which to measure compliance adequacy. As a development stage company with limited capital and human resources, we will need to divert management’s time and attention away from our business in order to ensure compliance with these regulatory requirements. This diversion of management’s time and attention could have a material adverse effect on our business, financial condition and results of operations.

Some of our directors also serve on the board of directors of Asthmatx, Inc., with which we have a number of relationships, which could result in such directors having different interests than our stockholders on Asthmatx-related matters.

We have a number of relationships with Asthmatx, Inc. arising from its separation from Broncus in December 2003. Four of our directors, including the President and Chief Executive Officer of Asthmatx, are also directors of Asthmatx, and directly or indirectly have equity interests in Asthmatx. Should issues arise in our relationship with Asthmatx, such directors might have interests that are different than those of our other stockholders. A conflict of interest could arise in the event of questions regarding the terms or possible amendment of, or as a result of any breach of, the agreements we have entered into with Asthmatx. In addition, Asthmatx is engaged in developing a treatment for asthma and potentially other lung diseases, and conflicts could arise in the event that we seek to develop a treatment for the same or similar diseases, or if Asthmatx seeks to develop a treatment for emphysema or for other diseases that we may target.

Our facilities and the facilities of some of our third-party manufacturers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities or the facilities of our third-party manufacturers, which could cause us to curtail our operations.

Our facilities and the facilities of some of our third-party manufacturers are located in California near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. We might not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Relating to this Offering

Our common stock has not been publicly traded and we expect that the market price for our common stock will be volatile and could result in a decline in the value of your investment.

Before this offering there has been no public market for shares of our common stock. An active trading market for our shares might never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price will likely vary from the market price of our common stock after this offering and investors might not be able to sell their common stock at or above the initial public offering price. The stock market in general and the securities of medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This has been especially true for development stage companies such as ours. The following factors, in addition to other risk factors described in this section and general market and economic conditions, could have a significant impact on the market price of our common stock:

•	results of our research and development efforts and our EASE Trial;

•	the receipt, denial or timing of any regulatory approval for our Exhale Drug-Eluting Stent and our other products;

•	failure of Airway Bypass and our Exhale emphysema product line, if approved, to achieve commercial success;

•	the announcement of new products or product enhancements, or technological innovations, by our competitors;

•	regulatory developments in the United States and foreign countries;

•	our ability to manufacture our products in commercial quantities and in accordance with regulatory standards;

•	our ability to expand our sales and marketing capabilities;

•	public concern over the safety of Airway Bypass;

•	our ability to develop, introduce and market new products;

•	product liability claims and litigation against us or our competitors;

•	disputes or other developments with respect to patents and other intellectual property rights;

•	changes in policies affecting third-party coverage and reimbursement in the United States and other countries;

•	actual or anticipated variations in our results of operations or those of our competitors;

•	sales of common stock or other securities by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to achieve analyst earnings estimates; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors or potential competitors.

A decline in the market price of our common stock could cause investors to lose some or all of their investment and could adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders might initiate securities class action lawsuits if the market price of our stock drops significantly. Whether or not meritorious, litigation brought against us could result in substantial costs and could divert the time and attention of our management. Our insurance to cover claims of this sort might not be adequate.

Securities analysts may not initiate coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Concentration of ownership among our existing directors, executive officers and principal stockholders could prevent new investors from influencing significant corporate decisions.

Upon the completion of this offering, based upon beneficial ownership as of October 31, 2007, our current directors, executive officers and principal stockholders, and their affiliates will, in the aggregate, beneficially

own approximately     % of our outstanding common stock. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. Some of these persons or entities might have interests that are different from yours. For example, these stockholders might support proposals and actions with which you disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales might occur, the market price of our common stock could decline. Based on shares outstanding on October 31, 2007, and after giving effect to the issuance of              shares of common stock in this offering, we will have              shares of common stock outstanding, including              shares of common stock, assuming an initial public offering price of $             per share, issuable upon the net exercise of outstanding warrants that will expire upon the completion of this offering, and assuming no exercise of outstanding options, or of warrants that do not expire in connection with this offering. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of the 180-day lock-up agreements entered into by substantially all of our stockholders with the underwriters for this offering and the market stand-off agreements entered into by all of our stockholders with us, the remaining              shares outstanding upon the completion of this offering will be available for sale pursuant to Rules 144 and 701, and the volume, manner of sale and other limitations under these rules, as follows:

•	no shares will be eligible for sale on the date of this prospectus;

•

             shares will be eligible for sale upon the expiration of lock-up agreements beginning on the 181st day (subject to a possible extension of up to 34 additional days) after the date of this prospectus, subject in some cases to the provisions of Rule 144 under the Securities Act of 1933; and

•	18,850,714 shares will be eligible for sale on or after October 29, 2008.

In some cases, shares may be sold earlier if Lehman Brothers Inc. and Bear, Stearns & Co. Inc. permit stockholders to sell shares prior to the expiration of these lock-up agreements.

Existing stockholders holding an aggregate of              shares of common stock have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. See “Description of Capital Stock—Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders will be able to immediately sell those shares in the public market.

Promptly following this offering, we intend to register up to             shares of common stock that are authorized for issuance under our stock option plans and employee stock purchase plan. As of October 31, 2007, 20,036,292 shares were subject to outstanding options, of which 6,397,497 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates.

New investors in our common stock will incur immediate and substantial dilution as a result of this offering.

The assumed initial public offering price is substantially higher than the book value per share of our common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $             per share in the pro forma tangible book value of our common stock from the initial public offering price, based on the number of shares outstanding as of September 30, 2007, giving pro forma effect to (i) our issuance of 18,850,714 shares of Series F preferred stock and warrants in October 2007, and (ii) the exercise of warrants to purchase                 shares of common stock on a net exercise basis, that will expire upon the completion of this offering, assuming an initial public offering price of $             per share. This is due in large part to earlier investors in our company having paid substantially less than the assumed initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately     % of the total consideration paid by all stockholders but will own only approximately     % of our common stock, based on the number of shares outstanding as of September 30, 2007 and assuming an initial public offering price of $             per share. In addition, the exercise of currently outstanding options and warrants to purchase common stock and future equity issuances, including future public or private securities offerings and any additional shares issued in connection with acquisitions, will result in further dilution. For additional information, please see “Dilution.”

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Upon the completion of this offering, provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

•	establish a classified board of directors, so that not all members of our board of directors may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions could have the effect of entrenching our management team and could deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock. Please see “Description of Capital Stock—Anti-Takeover Provisions” for a more detailed description of these provisions.

We will have broad discretion in the use of the net proceeds from this offering, and might not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders might not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we might invest the net proceeds from this offering in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” or “should,” the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus. We qualify all of our forward-looking statements by these cautionary statements. Many important factors affect our ability to achieve our objectives, including:

•	our ability to complete our clinical trials;

•	our ability to obtain and maintain regulatory clearance or approval of our products;

•	our plans to develop and commercialize our products;

•	our ability to secure appropriate reimbursement for our products;

•	our ability to obtain and maintain intellectual property protection for our products; and

•	the successful development of our sales and marketing capabilities.

Moreover, we operate in a rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could harm our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data. In addition, this prospectus contains data and estimates derived from information generated in the course of the National Emphysema Treatment Trial, or NETT, study, which information has been provided to us by, and is used under permission of, the National Heart, Lung and Blood Institute.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             million from our sale of             shares of common stock in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be $             million. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

We currently intend to use the net proceeds from this offering as follows:

•	approximately $ million for clinical trials and other research and development expenses;

•	approximately $ million for sales and marketing expenses; and

•	the remainder for working capital and general corporate purposes.

While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business.

The expected use of the net proceeds from this offering represents our current intentions based upon our present plans. The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including the amount of cash used in our operations, the status of our EASE Trial and regulatory approval efforts, our commercialization efforts, competitive and other industry pressures and other factors described in this prospectus. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering We may find it necessary or advisable to use our net proceeds for other purposes, and we will have broad discretion in the application of our net proceeds.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest bearing, investment grade securities. We cannot predict whether the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the issuance of 18,850,714 shares of our Series F preferred stock and warrants for an aggregate purchase price of $12.4 million in October 2007, (ii) the conversion of all outstanding shares of preferred stock into common stock and the reclassification of preferred stock warrant liability to common stock and additional paid-in capital immediately prior to the completion of this offering and (iii) the exercise of warrants to purchase              shares of common stock on a net exercise basis, assuming an initial public offering price of $             per share, that will expire upon the completion of this offering; and

•

on a pro forma as adjusted basis to also reflect our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007
	Actual	Pro forma		Pro forma as adjusted(1)
	(in thousands, except share and per share data)

Preferred stock warrant liability	$2,763	$		$

Convertible preferred stock, no par value: 106,415,089 shares authorized, 97,783,827 shares issued or outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$82,362	$		$

Stockholders’ (deficit) equity:	$		$		$
Preferred stock, $0.00001 par value: no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, no par value: 140,000,000 shares authorized, 8,933,448 shares issued and outstanding, actual; $0.00001 par value: shares authorized, shares issued and outstanding, pro forma; $0.00001 par value: shares authorized, shares issued and outstanding, pro forma as adjusted	1,703
Additional paid-in capital	—
Deficit accumulated during the development stage	(72,216)

Total stockholders’ (deficit) equity	(70,513)

Total capitalization	$14,612	$		$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total stockholders’ equity (deficit) by approximately $ , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise described above, the information in the table above excludes:

•	20,036,292 shares of common stock issuable upon the exercise of outstanding options as of October 31, 2007, at a weighted average exercise price of $0.16 per share;

•

1,481,078 shares of common stock reserved for issuance under our 2007 stock option plan, 360,000 shares of which are issuable upon the exercise of outstanding options granted in November 2007, at an exercise price of $0.81 per share;

•

6,000,000 shares of common stock reserved for issuance under our 2008 equity incentive plan and 2,000,000 shares of common stock reserved for issuance under our 2008 employee stock purchase plan, each of which will become effective on the date of this prospectus, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans;

•

3,227,675 shares of common stock issuable upon exercise of outstanding warrants that will remain outstanding after the completion of this offering, with a weighted average exercise price of $0.19 per share, including 760,109 shares that will become issuable upon the first commercial sale of our Exhale Drug-Eluting Stent; and

•	shares of common stock issuable upon the net exercise of outstanding warrants that will expire upon the completion of this offering, assuming an initial public offering price of $ per share.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after completion of this offering.

As of September 30, 2007, our historical net tangible book value (deficit) was $(70.5) million, or $(7.89) per share, based on 8,933,448 shares of common stock outstanding, not taking into account the conversion of our convertible preferred stock. Historical net tangible book value (deficit) per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock divided by the actual number of outstanding shares of common stock. As of September 30, 2007, our pro forma net tangible book value was $     million, or $             per share of common stock. The pro forma net tangible book value of our common stock as of September 30, 2007 gives effect to (i) our issuance of 18,850,714 shares of Series F preferred stock and warrants, for an aggregate purchase price of $12.4 million in October 2007, (ii) the exercise of warrants to purchase              shares of common stock on a net exercise basis, assuming an initial public offering price of $             per share, that will expire upon the completion of this offering and (iii) the conversion of all outstanding shares of convertible preferred stock into common stock and the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) immediately prior to the completion of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to our sale in this offering of              shares of common stock at an assumed initial public offering price of $             per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $             million, or a $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2007	$
Pro forma increase in net tangible book value per share

Pro forma net tangible book value per share as of September 30, 2007 before this offering
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value by $             million, our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution per share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The following table shows, as of September 30, 2007, on a pro forma basis, the number of shares of common stock purchased from us, after giving effect to our issuance of 18,850,714 shares of Series F preferred stock in October 2007, the exercise of warrants to purchase              shares of common stock on a net exercise basis, assuming an initial public offering price of $             per share, that will expire upon the completion of this offering and the conversion of all outstanding shares of convertible preferred stock into common stock immediately prior to the completion of this offering, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share, and before deducting the estimated underwriting discounts and commission, and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the total consideration paid by new investors and total consideration paid by all stockholders by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise in full their over-allotment option to purchase up to              additional shares from us in this offering, our pro forma as adjusted net tangible book value per share as of September 30, 2007 would be $            , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $             to our existing stockholders and an immediate dilution per share to new investors in this offering of $            . If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $             million, or     %, and the total consideration paid by our new investors would be $             million, or     %.

The information in the table above excludes:

•	20,036,292 shares of common stock issuable upon the exercise of outstanding options as of October 31, 2007, at a weighted average exercise price of $0.16 per share;

•

1,481,078 shares of common stock reserved for issuance under our 2007 stock option plan, 360,000 shares of which are issuable upon the exercise of outstanding options granted in November 2007, at an exercise price of $0.81 per share;

•

6,000,000 shares of common stock reserved for issuance under our 2008 equity incentive plan and 2,000,000 shares of common stock reserved for issuance under our 2008 employee stock purchase plan, each of which will take effect on the date of this prospectus, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans;

•

3,227,675 shares of common stock issuable upon the exercise of outstanding warrants that will remain outstanding after the completion of this offering, with a weighted average exercise price of $0.19 per share, including 760,109 shares that will become issuable upon the first commercial sale of our Exhale Drug-Eluting Stent; and

•	shares of common stock issuable upon the net exercise of outstanding warrants that will expire upon the completion of this offering, assuming an initial public offering price of $ per share.

To the extent that any options or warrants are exercised, new options or shares of common stock are issued under our 2008 equity incentive plan or our 2007 employee stock purchase plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated audited financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the cumulative period from February 10, 1997 (date of inception) to September 30, 2007 and the consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and notes to those statements included elsewhere in this prospectus and the information in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,						Nine months ended September 30,			Cumulative period from February 10, 1997 (inception) to September 30, 2007
	2002	2003	2004	2005	2006		2006	2007
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Grant revenue	$305	$381	$—	$—		$—	$—		$—	$686

Operating expenses:
Research and development(1)	6,665	8,891	5,088	6,564		8,950	6,260		9,443	57,155
Selling, general and administrative(1)	1,763	1,934	1,702	1,599		1,282	834		2,157	16,032

Total operating expenses	8,428	10,825	6,790	8,163		10,232	7,094		11,600	73,187

Loss from operations	(8,123)	(10,444)	(6,790)	(8,163)		(10,232)	(7,094)		(11,600)	(72,501)
Interest income	295	112	101	235		674	355		808	3,352
Interest expense	(2)	(1)	(167)	—		(2)	(2)		(8)	(363)
Other income (expense), net	—	—	—	—		(13)	18		(478)	(473)

Net loss	$(7,830)	$(10,333)	$(6,856)	$(7,928)		$(9,573)	$(6,723)		$(11,278)	$(69,985)

Net loss per share—basic and diluted(2)	$(2.09)	$(2.69)	$(1.60)	$(1.31)		$(1.51)	$(1.07)		$(1.66)

Weighted average common shares outstanding used in calculating net loss per share—basic and diluted	3,752,097	3,842,172	4,281,654	6,054,876		6,324,370	6,305,237		6,775,237

Pro forma net loss per share—basic and diluted (unaudited)(2)					$			$

Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share (unaudited)

(1)	Includes employee stock-based compensation as follows:

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
Research and development	$—	$—	$—	$—	$125	$52	$301
Selling, general and administrative	—	—	—	—	92	30	310

(2)	See note 2 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per common share and pro forma basic and diluted net loss per share.

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$15,471	$5,242	$11,669	$4,438	$24,745	$16,034
Working capital	14,978	2,542	11,011	3,825	24,232	14,291
Total assets	15,809	5,434	12,002	4,661	25,342	16,864
Preferred stock warrant liability	—	—	—	660	2,285	2,763
Convertible preferred stock	38,996	38,996	54,307	54,141	82,362	82,362
Deficit accumulated during development stage	(24,017)	(36,581)	(43,437)	(51,365)	(60,938)	(72,216)
Total stockholders’ deficit	(23,801)	(36,356)	(43,156)	(50,872)	(60,213)	(70,513)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

Broncus Technologies is a medical technology company focused on developing and commercializing minimally-invasive medical devices for emphysema and other lung diseases. We have developed the Exhale emphysema product line to perform our patented treatment method called Airway Bypass. We believe Airway Bypass will be the first minimally-invasive procedure for the treatment of homogenous emphysema, which constitutes the majority of the emphysema patient population. We are currently enrolling subjects in our pivotal EASE Trial for the treatment of severe homogeneous emphysema. As of November 15, 2007, over 100 subjects worldwide have been treated with our products in our clinical studies, including approximately 40 subjects treated in our pivotal EASE Trial. The EASE Trial began patient enrollment in October 2006, and we plan to complete enrollment in this trial by the end of 2008, submit our PMA application to the FDA in mid-2009 and, if our PMA is approved, begin sales of our Exhale emphysema product line in the United States in mid-2010 through a direct sales force. In addition, we also plan to apply for a CE mark in 2009 to permit sales of our Exhale emphysema product line in Europe, and, following approval of our CE mark, to begin sales in Europe, primarily through indirect distribution channels, in 2010.

We were incorporated in February 1997 and are a development stage company. We have generated a net loss in all periods since our inception, and at September 30, 2007, we had accumulated a deficit of $72.2 million. We expect our losses to continue, and increase, as we conduct our pivotal EASE Trial and initiate commercialization of our Exhale emphysema product line. We have financed our operations to date primarily through private placements of our equity securities. In 2004, we raised aggregate cash proceeds of $15.8 million in private placements of shares of our Series E convertible preferred stock. In July and August 2006 we raised aggregate cash proceeds of $29.5 million and in October 2007, we raised aggregate cash proceeds of $12.4 million in private placements of our Series F convertible preferred stock and warrants.

Revenue and Cost of Revenue

To date, we have not generated any product revenue. We do not expect to generate any revenue from the sale of our Exhale emphysema product line until at least 2010 and then only if we receive FDA approval of our Exhale Drug-Eluting Stent. To date, our only revenue was a total of $686,000 in 2002 and 2003 from clinical research performed under a subcontract of a federal government grant which we assigned to Asthmatx, Inc., in connection with the formation of Asthmatx and the transfer of intellectual property to it in December 2003.

In June 2005, we entered into a license agreement with Angiotech in which Angiotech granted us a worldwide, non-exclusive, license under Angiotech’s patent rights and related proprietary information to make, use, and sell paclitaxel-eluting stents for the treatment of chronic obstructive pulmonary diseases, including emphysema. In return, we are obligated to make royalty payments to Angiotech based on our net sales of paclitaxel-eluting stents.

In October 1999, we entered into a royalty-based consulting agreement with Dr. Joel Cooper in which Dr. Cooper agreed to assist us in developing products and pursuant to which he transferred certain patents and other intellectual property rights to us. In return, we are obligated to make royalty payments based on net sales of our products for use in Airway Bypass to treat emphysema until the later of the expiration of the relevant patents or 10 years from the relevant first sale.

In September 2001, we entered into an amendment to the consulting agreement with Dr. Cooper in which we agreed to pay Dr. Cooper a consulting fee of $8,333 per month. The royalty obligations under the consulting agreement will be reduced, up to 10% per year, by the consulting fees paid to Dr. Cooper.

Royalty obligations under these agreements will constitute a component of our cost of revenue if and when we begin generating product revenue.

Research and Development Expenses

Research and development expenses consist of compensation costs, stock-based compensation, engineering and research expenses related to the development of our Exhale emphysema product line, clinical trials, regulatory expenses, manufacturing expenses incurred to build products for testing and use in our clinical trials and allocated facilities costs. These expenses also include costs associated with clinical trials including trial design, clinical site reimbursement, data management and associated travel expenses. Our feasibility studies and our pivotal EASE Trial accounted for a significant portion of the research and development costs during 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007.

We have not historically recorded or maintained information regarding costs incurred in research and development on a program or project specific basis. Furthermore, our research and development staff and associated infrastructure resources have not been deployed on a program or project specific basis. Accordingly, many of our historical costs are not attributable to individual programs.

We expect our research and development expenses to significantly increase as we complete our EASE Trial, continue the development of our Exhale emphysema product line, prepare and submit regulatory applications for our products, research new product opportunities and hire additional employees.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation, including stock-based compensation, for executive, marketing, finance and administrative personnel and allocated facilities costs, and professional fees for accounting, consulting and legal services.

We expect our selling, general and administrative expenses to increase in future periods as we prepare for commercialization of our Exhale emphysema product line. We plan to launch the Exhale emphysema product line in the United States with our own direct sales force and plan to hire sales and additional marketing personnel in anticipation of FDA approval of the Exhale emphysema product line. In addition, our expenses will increase due to an increase in administrative functions as well as higher insurance costs and legal, accounting and other professional service costs relating to compliance with rules and regulations associated with being a publicly traded company.

Results of Operations

Comparison of Nine Months Ended September 30, 2006 and 2007

Revenue. We did not generate any revenue during the nine months ended September 30, 2006 or 2007.

Research and Development Expenses. Research and development expenses increased from $6.3 million in the nine months ended September 30, 2006 to $9.4 million in the nine months ended September 30, 2007. During the nine months ended September 30, 2006, research and development expenses consisted primarily of $3.0 million for salaries and related expenses and $842,000 for consulting services. Other research and development expenses in the nine months ended September 30, 2006 consisted of $1.2 million for product development and prototype builds, $475,000 for clinical trial expenses, and $718,000 in facilities and travel expenses. During the nine months ended September 30, 2007, research and development expenses consisted primarily of $4.7 million for salaries and related expenses and $1.4 million for consulting services. Other research and development expenses in the nine months ended September 30, 2007 consisted of $666,000 for product development and prototype builds, $1.7 million for clinical trial expenses, and $800,000 in facilities and travel expenses. Research and development expenses included $52,000 and $301,000 of stock-based compensation during the nine months ended September 30, 2006 and 2007, respectively.

The increase in research and development expenses in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was a result of a $1.1 million increase in clinical trial and clinical infrastructure costs associated with the EASE Trial, which initiated patient enrollment in October 2006, and a $1.5 million increase in compensation costs, and $500,000 in consulting costs from additional employees and contractors hired to support product development and manufacturing and testing products for use in our EASE Trial.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $834,000 in the nine months ended September 30, 2006 to $2.2 million in the nine months ended September 30, 2007. During the nine months ended September 30, 2006, selling, general and administrative expenses consisted primarily of $382,000 for salaries and related expenses, $324,000 for professional services and consulting, $74,000 for travel expenses and $54,000 for all other selling, general and administrative expense. During the nine months ended September 30, 2007, selling, general and administrative expenses consisted primarily of $1.1 million for salaries and related expenses, $593,000 for professional services and consulting, $376,000 for advertising and promotion expenses, and $127,000 for travel expenses. Selling, general and administrative expenses included $30,000 and $310,000 of stock-based compensation for the nine months ended September 30, 2006 and 2007, respectively.

The increase in selling, general and administrative expenses in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was a result of a $669,000 increase in compensation costs, which included $280,000 of increased stock-based compensation expenses, $302,000 of increased marketing and travel expenses due to additional marketing efforts to raise awareness for our EASE Trial and $115,000 of increased general and administrative compensation to develop the necessary infrastructure required to be a publicly traded company and to support intellectual property protection efforts. Professional services and consulting expenses increased by $280,000 in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 due to legal expenses to support intellectual property and general business requirements.

Interest Income. Interest income increased from $355,000 in the nine months ended September 30, 2006 to $808,000 in the nine months ended September 30, 2007. The increase in interest income of $453,000 was due primarily to higher cash balances for the first nine months of 2007 as well as a modest increase in interest rates.

Interest Expense. Interest expense was $2,000 and $8,000 in the nine months ended September 30, 2006 and 2007, respectively.

Other Income (Expense), Net. Other income (expense), net was $18,000 and ($478,000) for the nine months ended September 30, 2006 and 2007, respectively, primarily representing the adjustments for fair value remeasurements of preferred stock warrants. Immediately prior to the completion of this offering, a portion of these warrants will become exercisable for common stock and the other portion of these warrants will terminate if not exercised prior to the completion of this offering. Consequently, we will no longer perform these remeasurements after this offering.

Comparison of Years Ended December 31, 2004, 2005 and 2006

Revenue. We did not generate any revenue during the years ended December 31, 2004, 2005 or 2006.

Research and Development Expenses. Research and development expenses increased from $5.1 million in 2004 to $6.6 million in 2005 and $9.0 million in 2006. In 2004, research and development expenses consisted primarily of $2.5 million for salaries and related expenses and $323,000 for research and development-related consulting services. Other research and development expenses in 2004 consisted primarily of $928,000 for clinical trial expenses and $910,000 for other research-related expenses, and $443,000 in facilities and travel. Research and development expenses in 2005 consisted primarily of $2.6 million for salaries and related expenses and $936,000 for research and development-related consulting services. Other research and development expenses in 2005 consisted primarily of $1.2 million for clinical trial expenses and $1.2 million for product development and prototype builds, as well as $652,000 in facilities and travel related expenses. Research and development expenses in 2006 consisted primarily of $4.3 million for salaries and related expenses and $1.6 million for research and development-related consulting services. Other research and development expenses in 2006 consisted primarily of $755,000 for clinical trial expenses, $1.2 million in consultant fees, and $1.1 million in facility and travel related expenses. In 2006, research and development expense included $125,000 of stock-based compensation expense.

The $1.5 million increase in research and development expenses in 2005 compared to 2004 was a result of a $272,000 increase in clinical trial and clinical infrastructure costs associated with the feasibility study commenced in 2004 for the Exhale Drug-Eluting Stent, $612,000 increase in consulting, regulatory expenses and costs associated with the design of our pivotal EASE Trial, a $590,000 increase in research and development compensation and operating costs for prototype and clinical trial product builds. The $2.4 million increase in research and development expenses in 2006 compared to 2005 was a result of a $2.0 million increase in research and development compensation and consulting expenses related to EASE Trial design, regulatory filing preparation and site training and implementation and a $795,000 increase of other research costs and operating costs allocated to research and development due to increased travel, studies and other trial implementation efforts offset by a $445,000 decrease in direct clinical trial and clinical infrastructure costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $1.7 million, $1.6 million and $1.3 million in 2004, 2005 and 2006, respectively. Selling, general and administrative expenses consisted primarily of $737,000 for salaries and related expenses, $575,000 for professional services and consulting and $339,000 for all other selling, general and administrative expense in 2004. In 2005, selling, general and administrative expenses consisted primarily of $878,000 for salaries and related expenses, $515,000 for professional services and consulting and $208,000 for all other selling, general and administrative expenses, and in 2006, selling, general and administrative expenses consisted primarily of $626,000 for salaries and related expenses, $434,000 for professional services and consulting and $223,000 for all other selling, general and administrative expenses. Selling, general and administrative expense included $92,000 of stock-based compensation in 2006.

Selling, general and administrative expenses did not change significantly from 2004 to 2005, and decreased slightly in 2006. The decrease in selling, general and administrative expenses in 2006 compared to 2005 was a result of a decrease in marketing salaries and activity as a result of our redirecting resources to support the pivotal EASE Trial, which began patient enrollment in October 2006.

Interest Income. The increase in interest income in 2005 compared to 2004 was due primarily to investing in higher interest bearing facilities throughout 2005 compared to 2004. The increase in interest income in 2006 compared to 2005 was due primarily to our convertible preferred stock financings, which occurred in July and August 2006, the proceeds of which we invested in interest-bearing investments. The increase was also partially due to general increases in average interest rates in 2006 compared to 2005.

Interest Expense. Interest expense was $167,000, $0 and $2,000 for 2004, 2005 and 2006, respectively.

Other Income (Expense), Net. Other income (expense), net was $0, $0 and ($13,000) for 2004, 2005 and 2006, respectively.

Liquidity and Capital Resources

We have incurred a cumulative net loss since our inception in February 1997, and as of September 30, 2007, we had an accumulated deficit of $72.2 million. We have funded our operations to date principally from private placements of convertible preferred stock, raising aggregate net proceeds of $84.6 million through September 30, 2007. As of September 30, 2007, we had $16.0 million in cash and cash equivalents. We invest our available cash balances in bank deposits and money market funds. In October 2007, we raised aggregate net cash proceeds of $12.4 million in a private placement of shares of our Series F convertible preferred stock and warrants.

Net cash used in operating activities was $6.6 million, $7.4 million and $8.9 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $6.4 million and $8.9 million for the nine months ended September 30, 2006 and 2007, respectively. The net cash used in each of these periods primarily reflects internal personnel costs and infrastructure costs associated with our research and development programs, and clinical trial costs. Included in net cash used in operating activities is the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation, changes in the fair value of our preferred stock warrant liability and net changes in operating assets and liabilities affecting cash. Changes in accounts payable and accrued liabilities are primarily dependent upon our clinical trial activities as well as the timing of payments to our suppliers and employees.

Net cash used in investing activities was $101,000, $42,000 and $151,000 in 2004, 2005 and 2006, respectively, and $67,000 and $192,000 for the nine months ended September 30, 2006 and 2007, respectively. Net cash used in investing activities in each of these periods reflects the purchases of property and equipment, which consisted primarily of machinery and support equipment and leasehold improvements.

Net cash provided by financing activities was $13.1 million, $212,000 and $29.4 million in 2004, 2005 and 2006, respectively, and $29.3 million and $358,000 for the nine months ended September 30, 2006 and 2007, respectively. Net cash provided by financing activities was attributable primarily to the issuance of shares of our Series E convertible preferred stock for $15.8 million in May 2004 and the issuance of shares of our Series F convertible preferred stock and warrants for $29.5 million in July and August 2006 and exercise of stock options for $13,000 and $358,000 in 2006 and 2007.

We do not expect to generate any significant product revenue from customers until at least 2010 and then only if and when we receive required regulatory approvals. We believe that the net proceeds from our initial public offering and our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least 24 months. If our available cash and cash equivalents, together with the net proceeds from our initial public offering, are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or arrange for a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of equity or debt securities, these securities could have rights and preferences senior to those of our common stock and could contain covenants that would restrict our operations. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of our planned research, product development and commercialization activities, which could materially harm our business.

Because of the numerous risks and uncertainties associated with the development of the Exhale emphysema product line, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to successfully deliver a commercial product to market. Our future funding requirements will depend on many factors, including but not limited to:

•	the timing of regulatory clearances or approvals of the Exhale emphysema product line;

•	the scope, rate of progress and cost of our research and development activities;

•	the scope, rate of progress and cost of any clinical trials we are required to conduct, and the results of these clinical trials, in particular our EASE Trial;

•	the cost and timing of establishing sales, marketing and distribution capabilities for the Exhale emphysema product line;

•	the rate of market acceptance of our products;

•	any revenue generated by sales of future products;

•	the cost of defending other litigation or disputes with third parties;

•	the cost to increase our manufacturing capabilities;

•	the effect of competing products and market developments; and

•	the terms and timing of any collaborative or other commercial arrangements that we may establish.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2006 that are fixed and determinable, and the effect those obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

Contractual Obligations	Payments Due by Period
	Total	Remainder of Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease	$18	$18	$—	$—	$—

Our long-term obligations relate solely to our facility lease. We do not have any purchase commitments with our third-party suppliers. In May 1, 2007, we signed a new office facility lease, which provides for an expansion and extension of the previous lease agreement. Under the new lease, a total of $36,000 will be payable in the fourth quarter of 2007 and a total of $195,000 will be payable from 2008 through mid-2009, when the term of the new lease expires.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements and notes, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, expenses and disclosures at the date of the financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities and shareholders’ equity (deficit) that are not readily apparent from other sources. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to an understanding and evaluation of our reported financial results.

Clinical Trial Accruals

We record accruals for estimated clinical trial expenses, comprised of payments for work performed by participating trial centers. These costs are a significant component of our research and development expenses. The costs of our clinical trials are contractually determined based on the nature of the services to be provided. We accrue expenses for clinical trials based on estimates of work performed under our clinical trial contracts. These estimates are based on information provided by participating clinical trial centers. If the information provided is incomplete or inaccurate, we may underestimate expenses at a given point in time. To date, our estimates have not differed significantly from actual costs.

Stock-Based Compensation

Stock-based compensation consists primarily of compensation expense related to employee stock option grants. Through December 31, 2005, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, stock-based compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our common stock and the exercise price. We granted stock options with exercise prices ranging from $0.01 to $0.15 from our inception in 1997 to December 31, 2005. We believe that the fair value of our common stock on the date of grant of these options was not greater than the exercise price of these options based on such factors as our early stage of development and the terms of contemporaneous sales of preferred stock to unrelated third parties. We did not obtain a contemporaneous third-party valuation of our common stock in connection with these option grants.

Effective January 1, 2006, we adopted SFAS No. 123R, which requires us to apply the provisions of SFAS No. 123R only to awards granted or modified subsequent to December 31, 2005.

All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of our stock underlying those options on their respective dates of grant. The board of directors determined these fair market values in good faith based on information available to the board of directors and our management at the time of the grant. Although we believe these determinations accurately reflect the historical value of our common stock, management has retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense in light of the expected completion of this offering. We performed a retrospective reassessment of the fair value of our common stock as of July 2006, September 2006, December 2006, May 2007 and September 2007. These dates were selected because they coincided with significant stock option grants. We then determined fair value of common stock for intervening grant dates by ratably assigning incremental increases in value between the dates of the retrospective valuations.

The reassessments were performed by Navigant Consulting, Inc., a third-party independent valuation firm, and utilized the probability-weighted expected return method for our reassessments as we were able to identify a range of possible future outcomes. Enterprise values were derived based on consideration of the market and income approaches. Given the pre-revenue, development stage of the company, the market approach was not given significant weight and the value conclusions were based primarily on a discounted cash flow model. Future expected earnings, based on projections prepared by management on dates proximate to the dates of valuation, were discounted to present value to derive an enterprise value for the business. The discount rate was based on expected venture capital rates of return and other analyses. The value at the end of the projection period was based on market transaction multiples, primarily revenue multiples. These revenue multiples reflected a variety of data including public market valuations for other development-stage medical device companies, transaction prices for private transactions involving development stage companies and initial public offering valuations. Three key valuation assumptions impacting the value of our common stock include (1) our financial projections, (2) the probability allocation between the potential liquidity events (i.e., acquisition versus a public offering) and (3) the estimated time to a liquidity event. Our financial projections utilized in the respective valuations did not change materially during 2006 and 2007. The probability allocation for the type of liquidity event became weighted more heavily on a public offering as compared to an acquisition during the nine months ended September 30, 2007 due to our actions taken in furtherance of a potential public offering. When allocating our business enterprise value to our capital structure in a public offering scenario, less of the business enterprise value is allocated to our convertible preferred stock than in an acquisition scenario due to the convertible preferred stocks’ liquidation preferences. The 2006 valuations’ potential liquidity event probability allocation was more heavily weighted towards an acquisition than a public offering, whereas the May 2007 and, to a greater extent, the September 2007 valuation, were more heavily weighted towards a public offering than an acquisition.

Based upon the reassessments discussed above, we determined that the reassessed fair value of the common stock on the option grant dates ranged from $0.21 to $0.37 per share and $0.38 to $0.70 per share during 2006 and the nine months ended September 30, 2007, respectively. Information with respect to all of our employee stock options granted in 2006 and for the nine months ended September 30, 2007 is summarized as follows:

Grant Date	Number of Options Granted	Per Share Exercise Price	Deemed Fair Value Per Share	Intrinsic Value Per Share
March 9, 2006	625,000	$0.15	$0.21	$0.06
August 7, 2006	7,048,000	$0.15	$0.34	$0.19
August 14, 2006	9,000	$0.15	$0.34	$0.19
October 3, 2006	500,000	$0.15	$0.36	$0.21
November 9, 2006	577,000	$0.15	$0.37	$0.22
November 13, 2006	75,000	$0.15	$0.37	$0.22
January 10, 2007	2,667,000	$0.15	$0.38	$0.23
May 4, 2007	125,000	$0.15	$0.48	$0.33
May 17, 2007	495,000	$0.15	$0.48	$0.33
May 21, 2007	15,000	$0.15	$0.48	$0.33
August 9, 2007	152,500	$0.20	$0.65	$0.45
September 7, 2007	632,500	$0.20	$0.70	$0.50
September 17, 2007	1,607,840	$0.20	$0.70	$0.50
September 25, 2007	1,595,000	$0.20	$0.70	$0.50

We selected the Black-Scholes pricing model to determine the fair value of stock options based on the reassessed deemed fair value of our common stock. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock valuation as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

The expected term represents the weighted average period that our stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees. As we have been operating as a private company since inception, we are unable to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on the volatility of similar entities taking into consideration factors such as industry, stage of life cycle and size. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We had a choice of two attribution methods for allocating compensation costs under SFAS No. 123R: the “straight-line method,” which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortize the fair value of each option on a straight-line basis over the requisite service period.

As a result of our Black-Scholes option fair value calculations and allocation of value to vesting periods using the straight-line attribution method, we recognized stock-based compensation expense of $217,000,

$82,000 and $611,000 during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively. As of September 30, 2007, total compensation cost related to unvested stock options not yet recognized in the financial statements was $5.1 million, and the weighted average period over which this cost is expected to be recognized is 3.3 years.

Although it is reasonable to expect that the completion of our initial public offering may add value to the shares as a result of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty. Determining the reassessed fair value of our common stock required our board of directors and management to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our board of directors and management used different assumptions and estimates, the resulting fair value of our common stock and the resulting stock-based compensation expense could have been different.

Preferred Stock Warrant Liability

In June 2005, the Financial Accounting Standards Board, or the FASB, issued Financial Statement Position No. 150-5, Issuers Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Investments that are Redeemable, or FSP 150-5. FSP 150-5 affirms that freestanding warrants to purchase shares that are redeemable are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the outstanding freestanding warrants to purchase our convertible preferred stock are liabilities that must be recorded at fair value each reporting period, with the changes in estimated fair value in the reporting period recorded as other income (expense), net in our statement of operations. SFAS No. 150 does not apply to obligations under share-based compensation arrangements.

We adopted FSP 150-5 as of July 1, 2005 and reclassified the fair value of our warrants to purchase shares of our convertible preferred stock to a liability. The cumulative effect of the change in accounting principle in 2005 was insignificant. We recorded $0 and $13,000 for the remainder of 2005 and fiscal 2006 to reflect further increases in the estimated fair value of the warrants. For the nine months ended September 30, 2007, we recorded a charge of $478,000 to Other Income (Expense), Net to reflect the increase in the fair value of the warrants for the nine months. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes as inputs the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock. We considered the capital structure analysis utilized in the common stock valuations prepared by the unrelated, third party valuation firm in determining the preferred stock value. After this offering, a portion of these warrants become exercisable for common stock and another portion of these warrants would no longer be exercisable. Consequently, we would no longer perform the valuation required under FSP 150-5 after this offering.

Income Taxes

We account for income taxes under the liability method in accordance with the provision of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred taxes to provide for temporary differences between financial reporting and the tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to be in effect in a year in which the basis difference is expected to reverse. Due to our history of losses, we continue to record a valuation allowance for the full amount of deferred tax assets, which would otherwise be recorded for tax benefits relating to operating loss and tax credit carryforwards, since realization of such deferred tax assets cannot be determined to be more likely than not. Significant management judgment is required in determining our provision for deferred tax assets and our valuation allowance.

As of December 31, 2006, we had net operating loss carryforwards of approximately $32.8 million and $28.2 million for federal and state income tax purposes, respectively. If not utilized, these federal and state net operating loss carryforwards will begin to expire at various dates beginning in 2018 and 2011 respectively. As of December 31, 2006, we also had research and development tax credit carryforwards of approximately $1.1 million and $1.1 million for federal and state income tax purposes, respectively. The federal tax credit carryforwards begin expiring in various amounts beginning in 2018, and the state tax credits can be carried forward indefinitely. Utilization of the net operating loss carryforwards may become subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. An annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” or FIN No. 48, which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective for financial statements for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN No. 48, if any, are required to be recorded as an adjustment to accumulated deficit.

We adopted FIN No. 48 effective January 1, 2007. Upon adoption, there was no adjustment to accumulated deficit as all of our deferred tax assets are subject to a valuation allowance. Further, we had no unrecognized tax benefits and there were no accrued interest or penalties related to tax contingencies. We do not anticipate that the amount of unrecognized tax benefits existing as of January 1, 2007 will significantly increase over the next 12 months. Because of our net operating loss position, our federal and state income tax returns are subject to tax authority examination from inception.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 159 on our financial statements.

In June 2007, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF Issue No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 will be effective for us on January 1, 2008 and is to be applied prospectively for new contracts entered into on or after the effective date. We are currently evaluating the impact on our financial statements of adopting EITF Issue No. 07-3.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is confined to our cash and cash equivalents which have maturities of less than one year and investment securities. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio in a variety of investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

BUSINESS

Overview

Broncus Technologies is a medical technology company focused on developing and commercializing minimally-invasive medical devices for emphysema and other lung diseases. We have developed the Exhale emphysema product line to perform our patented treatment method called Airway Bypass. We believe Airway Bypass will be the first minimally-invasive procedure for the treatment of homogeneous, or diffuse, emphysema, which constitutes the majority of the emphysema patient population. We are currently enrolling patients in our pivotal EASE Trial for the treatment of severe homogeneous emphysema. We plan to complete enrollment in this trial by the end of 2008, submit our PMA application to the FDA in mid-2009 and, if our PMA is approved, to begin sales of our Exhale emphysema product line in the United States in mid-2010. We intend to leverage our technology, intellectual property and expertise to establish and extend our market position in emphysema and to develop and commercialize products for other lung diseases.

Emphysema is a chronic, progressive and irreversible disease of the lungs characterized by lung tissue destruction, a reduction in air sac elasticity and airway collapse. These physical changes result in trapped air in the lungs, or hyperinflation, leading to a flattening of the diaphragm and a persistent state of breathlessness, or dyspnea, the clinical hallmark of emphysema. Dyspnea severely diminishes the quality of life of people with emphysema by making daily activities like bathing, walking and sleeping very difficult. There is no known cure for emphysema, and current treatment options for emphysema patients have significant limitations.

Airway Bypass is a catheter-based, bronchoscopic procedure that is designed to reduce lung hyperinflation, improve pulmonary function and enhance quality of life in emphysema patients. During this minimally-invasive procedure, pulmonologists and thoracic surgeons use the Exhale emphysema product line, which consists of our Exhale Doppler Probe, Exhale Transbronchial Dilation Needle and Exhale Drug-Eluting Stents, to create new passages in the lungs to bypass the collapsed airways caused by emphysema. As trapped air is released and lung hyperinflation is reduced, the diaphragm regains some of its normal range of motion, enabling the patient to breathe more easily. Our feasibility studies have shown that subjects receiving Airway Bypass realized improvements in hyperinflation, pulmonary function and quality of life endpoints. As of November 15, 2007, over 100 subjects worldwide have been treated with our products in our studies and clinical trials, including approximately 40 subjects treated, out of more than 60 randomized, in our pivotal EASE Trial.

There are currently no medical devices commercially available for the treatment of patients with homogeneous emphysema, who constitute the majority of emphysema patients. Airway Bypass using our Exhale emphysema product line is currently the only procedure being evaluated in a pivotal study for the treatment of homogeneous emphysema. We believe patients with heterogeneous, or localized, disease may also benefit from Airway Bypass. Additionally, we believe that several of our products developed for Airway Bypass may be used in or adapted for the diagnosis and management of other lung diseases, including pulmonary hypertension and lung cancer.

Market Opportunity

According to a 2005 survey by the National Center for Health Statistics, 3.8 million adults in the United States have reported that they had been diagnosed with emphysema, and we believe many more people remain undiagnosed. According to a 2006 article published in the European Respiratory Journal, approximately 1.8% of the population surveyed in an international review suffers from emphysema. According to the National Center for Health Statistics, the prevalence of emphysema in the United States increased at an average annual growth rate of 2.4% from 1997 to 2005, with approximately 675,000 new diagnoses of emphysema between 2003 and 2005, the most recent years for which this data is available. We estimate that emphysema is responsible for approximately $5 billion in direct healthcare costs in the United States each year, comprised primarily of hospital and physician costs and oxygen use. We estimate the annual cost of medical management for patients with severe emphysema to be over $20,000 per patient, based on data from the National Emphysema Treatment Trial, or NETT, which was the largest emphysema treatment trial conducted to date and was co-sponsored by the National Institutes of Health, or NIH.

The primary cause of emphysema is chronic smoking. The World Health Organization estimates that there were 1.3 billion smokers worldwide in 2006, and projects that this will increase to 1.7 billion by 2025. In the United States, the smoking rate of adults remained relatively constant at approximately 21% from 2003 to 2006 according to the National Health Interview Survey, and therefore the total number of adult smokers has increased as the adult population has increased. Forty-five million Americans were smokers in 2005 and another 46.5 million were former smokers.

There is currently no cure for emphysema and the goal of treatment is primarily to relieve symptoms and reduce exacerbations. The current treatment options for emphysema patients have significant limitations. Patients are encouraged to stop smoking to slow disease progression, typically receive drug therapy to address related conditions and are prescribed supplemental oxygen in severe cases. Other options include lung transplantation and lung volume reduction surgery, or LVRS, which are highly invasive, very costly and rarely performed.

Emphysema

Emphysema is a progressive and incurable disease often associated with other conditions such as pulmonary hypertension and heart failure. Emphysema begins with the breakdown of air sacs, or alveoli, which is irreversible and results in permanent lung tissue destruction. With this destruction, the smaller airways leading to the alveoli become structurally unsupported and collapse during exhalation. Air cannot effectively exit through the collapsed airways and, over time, becomes trapped in the lungs, resulting in hyperinflation.

As the hyperinflated lungs fill with air, they can become up to two times larger than their normal size. As a result, healthier lung tissue is crowded out, the rib cage expands and the diaphragm is pushed down. Consequently, the diaphragm becomes less efficient, making it difficult to breathe and resulting in a constant feeling of breathlessness, which is further aggravated by physical activity. Most patients with severe emphysema find it increasingly difficult to perform daily activities such as bathing, walking and sleeping.

Types of Emphysema: Homogeneous, Heterogeneous and Alpha-1 Antitrypsin Deficiency

Emphysema is classified generally by type as homogeneous, heterogeneous or alpha-1 antitrypsin deficiency. Based on our analysis of the 2,180 patients screened for the NETT, we estimate that approximately 65% of patients have homogeneous, or diffuse, emphysema. Approximately 35% of patients have heterogeneous, or localized, emphysema. Approximately 2% of all patients have alpha-1 antitrypsin deficiency, which is a type of heterogeneous emphysema.

With homogeneous emphysema, tissue destruction is spread throughout the lungs, with most or all of the five lung lobes having similar levels of tissue damage. With heterogeneous emphysema, lung tissue destruction is predominately localized to one or two lobes of the lungs. Alpha-1 antitrypsin deficiency is a genetic disorder that causes a distinct pattern of tissue destruction in the lower lobes, which generally results in emphysema in a younger population, especially among smokers.

Normal Lungs	Heterogeneous Emphysema	Homogeneous Emphysema

In healthy patients, neither lung is hyperinflated and the diaphragm has a curved shape allowing normal breathing. Arrows indicate that air flows easily between the airways and the lungs.

In heterogeneous emphysema, one or two lobes are hyperinflated and crowd out the healthier lung tissue. The curved arrows represent trapped air that circulates within the lung lobe rather than exiting the lung since the airways are collapsed.

In homogeneous emphysema, most or all of the lobes are affected. This illustrates a severe case where the lungs are so enlarged that the diaphragm is flattened and the shape of the chest changed. The curved arrows represent trapped air that moves within the lungs because it cannot be effectively exhaled from the lungs.

Existing Treatment Options and Their Shortcomings

There is no known cure for emphysema. The lung damage caused by emphysema is irreversible, and most patients have limited treatment options. Pulmonologists, who typically manage emphysema patients, may administer medical management therapy or refer patients to thoracic surgeons. However, medical management results in limited benefits, and surgery is rarely performed.

Medical Management

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The vast majority of emphysema patients are treated with medical management, which includes supplemental oxygen, pulmonary rehabilitation, prescription medicines and smoking cessation. Oxygen is routinely used to help patients with severe emphysema reduce the feeling of breathlessness. Pulmonary rehabilitation programs can decrease shortness of breath by improving a patient’s conditioning. In addition, prescription medicines such as bronchodilators and inhaled steroids may be prescribed to alleviate other conditions associated with emphysema, such as chronic bronchitis and asthma. None of these therapies have been shown to modify the long-term decline in lung function that is the common result of emphysema.

Surgical Treatment Options

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Lung Transplantation. According to the International Society of Heart and Lung Transplantation, in 2005, fewer than 500 patients worldwide received lung transplants for emphysema and other chronic obstructive pulmonary diseases. The significant barriers to broader use of this procedure include lack of donor lungs, procedure risk (mortality in the first year after transplantation has been measured at 18.5%), high cost (calculated in one study at over $380,000), long hospitalizations (average hospital stay in the same study was 74 days), restrictive clinical criteria limiting its use in patients over 65 years old and the need for the patient to take immunosuppressant drugs to curb organ rejection.

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Lung Volume Reduction Surgery (LVRS). LVRS involves the removal of the over-inflated, diseased portion of the lung, allowing the healthier remaining portions of the lung to function more normally. NETT, a five-year landmark study of LVRS for severe emphysema, demonstrated that while this procedure can benefit patients with emphysema, it involves significant risks. The mortality rate within the first 90 days after the procedure was approximately 7.9% for all subjects receiving surgery in the study and 28.6% for subjects in the high-risk group, which included patients with severe homogeneous emphysema. Because of these significant risks, few LVRS procedures are performed, with fewer than 400 total Medicare claims for the surgery in 2005 and 2006.

Bronchial Valves

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Bronchial valves are being developed as an alternative to LVRS. These one-way valves are placed bronchoscopically in an airway to obstruct new airflow into a single hyperinflated lobe. Bronchial valves have been evaluated almost entirely in patients with heterogeneous emphysema. Anatomical factors may further limit the benefits of bronchial valves for many patients. The majority of the general population has incomplete lung fissures in at least one of their lungs, where the lobes are not completely separate causing air to flow back and forth between lobes in the affected lung. In addition, the severe lung damage caused by emphysema can result in collateral ventilation, a condition in which air flows freely within the lungs rather than exiting the lungs. Either of these conditions may provide alternative ventilation pathways that cause air to circumvent the valve and leaving the lung hyperinflated. There are currently no bronchial valves commercially available for emphysema in the United States.

The Broncus Solution

We have developed the Exhale emphysema product line to perform our patented Airway Bypass treatment method. Airway Bypass is a catheter-based bronchoscopic procedure that is designed to reduce lung hyperinflation, improve pulmonary function and enhance quality of life in emphysema patients. There are currently no medical devices commercially available for the treatment of homogeneous emphysema, and Airway Bypass using our Exhale emphysema product line is currently the only procedure being evaluated in a pivotal trial for the treatment of homogeneous emphysema. In addition, we believe patients with heterogeneous emphysema may also benefit from Airway Bypass.

During Airway Bypass, a pulmonologist or thoracic surgeon inserts a standard flexible bronchoscope, a commonly-used instrument by these physicians, into a patient’s mouth and down into the lung airways. The physician then uses our Exhale Doppler Probe to scan for areas that are away from blood flow and our Exhale Transbronchial Dilation Needle to create new passages that bypass the collapsed airways and enable trapped air to exit the lungs. These new passages are supported and kept open by our Exhale Drug-Eluting Stents. Up to six stents are typically placed in a patient’s lungs. As trapped air is released, the diaphragm regains some of its normal range of motion. We believe that the resulting mechanical improvement will lead to an improvement in pulmonary function and a reduction in breathlessness, which in turn will lead to improvements in quality of life.

Benefits of the Broncus System

We believe that Airway Bypass performed with the Exhale emphysema product line can offer the following benefits to patients, physicians and third-party payors:

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First Minimally-Invasive Treatment Option for Patients with Homogeneous Emphysema. We believe Airway Bypass will be the first minimally-invasive treatment option for patients with homogeneous emphysema whose only treatment options today are medical management and lung transplantation, both of which have significant limitations.

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Physiological and Quality of Life Improvements. The results of our feasibility studies have shown immediate and sustained improvements following Airway Bypass using the Exhale Drug-Eluting Stent, including reductions in hyperinflation, improved pulmonary function and enhanced quality of life.

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Short Bronchoscopic Procedure. The Exhale emphysema products are delivered through a standard bronchoscope, which is inserted through the patient’s mouth into the airways. The entire Airway Bypass procedure typically takes one to two hours to perform.

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Requires Limited Physician and Hospital Investment. Most thoracic surgeons and pulmonologists who treat patients with emphysema are trained in bronchoscopic procedures. There were 1.5 million bronchoscopic procedures in the United States in 2006. Substantially all hospitals in the United States have the bronchoscopic equipment required for use with our Exhale emphysema product line.

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Improved Economics. We believe that improving lung function with the Airway Bypass procedure has the potential to result in fewer acute exacerbations, emergency room visits and hospital stays, and reduced oxygen usage, which could lower healthcare costs for providers, third-party payors and patients.

Our Strategy

Our objective is to establish Airway Bypass using the Exhale emphysema product line as the standard of care for the treatment of patients with emphysema, and lead the development and commercialization of medical devices for other lung diseases. The key elements of our strategy include:

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Demonstrate the Clinical Safety and Effectiveness of, and Gain Regulatory Approval of, the Exhale Emphysema Product Line. We intend to use the results of our carefully designed clinical trials to support necessary regulatory submissions on a worldwide basis and to show the clinical safety and effectiveness of Airway Bypass using our Exhale emphysema product line. We plan to complete enrollment in our pivotal EASE Trial by the end of 2008 and submit our PMA application for the Exhale Drug-Eluting Stent in mid-2009. We also plan to apply for CE marking for the Exhale emphysema product line in 2009. Our pivotal EASE Trial is focused on demonstrating the clinical safety and effectiveness of our Exhale Drug-Eluting Stent in subjects with severe homogeneous emphysema. In addition, we believe that Airway Bypass can also benefit patients with less severe homogeneous emphysema and with heterogeneous emphysema, which we plan to evaluate in future clinical trials.

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Build Awareness and Drive Commercial Adoption of Airway Bypass. We intend to create broad awareness of Airway Bypass and its benefits among physicians and patients by leveraging our clinical data and targeted marketing. We also plan to collaborate with key clinical opinion leaders, many of whom are investigators in our clinical studies, to generate and publish additional scientific data demonstrating the benefits of our system. We intend to commercialize the Exhale emphysema product line in the United States through a specialized direct sales force, complemented by clinical managers who will educate, train and support pulmonologists and thoracic surgeons. Following the receipt of applicable regulatory approvals, we expect to commercialize our products in selected European and Asian markets through distributors, strategic relationships or direct sales.

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Expand Existing Coding, Coverage and Payment. Payor coverage and reimbursement policies influence patient and physician selection of treatments. We believe that reimbursement for Airway Bypass is available through existing reimbursement codes, and we will seek to modify coding and improve related payments to ensure that reimbursement is commensurate with the clinical value and anticipated cost of Airway Bypass. We plan to assist providers and patients in securing coverage and appropriate reimbursement for Airway Bypass from third-party payors through a dedicated reimbursement group and the provision of detailed supporting documentation.

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Leverage Our Technology, Intellectual Property and Expertise to Expand into Other Lung Diseases. We believe that several of our products may be used in or adapted for the diagnosis and management of other lung diseases, and we are pursuing research and development activities to exploit this potential. In particular, we believe the Exhale Doppler Probe may have applications in the diagnosis of pulmonary hypertension, which affects approximately a third of patients with severe emphysema and chronic bronchitis, which we estimate to be 400,000 people in the United States. In addition, we believe our LungPoint treatment planning product, which is designed to be used as an aid to computed tomography in planning Airway Bypass, could be extended for use in the diagnosis and management of lung cancer and other lung diseases. Each of these uses will require FDA approval or clearance prior to commercial marketing. We will continue to leverage our in-house research and engineering competencies and intellectual property portfolio to pursue additional opportunities. We also intend to selectively license or acquire complementary products, technologies and/or companies focused on lung diseases that we believe will enable us to leverage our pulmonary and thoracic surgery sales platform.

The Exhale Emphysema Product Line

We have developed the Exhale emphysema product line to perform Airway Bypass. Our products are used in conjunction with a standard flexible bronchoscope, which is commonly used by most pulmonologists and thoracic surgeons.

The Exhale emphysema product line presently is comprised of three components:

Exhale Doppler Probe & Doppler Processing Unit. The Exhale Doppler Probe and Doppler Processing Unit are used by physicians to determine an appropriate location to create a new airway passage for the placement of an Exhale Drug-Eluting Stent. The Exhale Doppler Probe is connected to the DPU and is inserted through the working channel of a bronchoscope into the lung. A 1.4 mm diameter ultrasonic Doppler transducer at the tip of the Exhale Doppler Probe identifies blood flow near the airway wall, which causes the DPU to produce a pulsing sound. We currently have 510(k) clearance from the FDA for the Exhale Doppler Probe and Doppler Processing Unit.

Exhale Transbronchial Dilation Needle. The Exhale Transbronchial Dilation Needle is used to pierce the airway wall and to dilate the newly created passage to allow for the placement of an Exhale Drug-Eluting Stent. The device is comprised of a 25 gauge needle that extends up to 4 mm and a dilation balloon. We plan to submit premarket notification to the FDA for 510(k) clearance of the Exhale Transbronchial Dilation Needle prior to the submission of the PMA application for our Exhale Drug-Eluting Stent.

Exhale Drug-Eluting Stent and Delivery Catheter. An Exhale Drug-Eluting Stent supports the newly created passage connecting the lung tissue to the natural airway. This stent is placed into the wall of a patient’s airway following use of the Exhale Transbronchial Dilation Needle to create the passage. The Exhale Drug-Eluting Stent is pre-loaded on a balloon delivery catheter which expands to place the stent in the new passage. The Exhale Drug-Eluting Stent is composed of stainless steel and silicone that contains the drug paclitaxel, which is intended to inhibit fibrotic or other tissue growth in the passage. The drug elutes into the airway wall and lung tissue over time, with most of the drug released during the first month following the procedure. After this initial period, we believe the importance of the stent diminishes and does not affect the patency of the passage even if the stent is dislodged from the passage. Our pivotal EASE Trial is intended to support a PMA application to the FDA to market the Exhale Drug-Eluting Stent.

During Airway Bypass, a pulmonologist or thoracic surgeon inserts a bronchoscope into a patient’s mouth and down into the lung airways to utilize the Exhale emphysema product line. The procedure, as illustrated in the figures below, involves the following steps:

1.	Using the Exhale Doppler Probe to scan the selected airway area for blood flow and identifying an area where the new passage can be safely created;

2.	Piercing the airway wall with the Exhale Transbronchial Dilation Needle, then retracting the needle, advancing the catheter and inflating the balloon to enlarge the passage;

3.	Rescanning the area around the newly-made passage with the Exhale Doppler Probe to confirm the absence of blood flow prior to deployment of the Exhale Drug-Eluting Stent;

4.	Positioning the Exhale Drug-Eluting Stent in the passage and inflating the balloon to deploy and secure it in place; and

5.	Allowing trapped air to exit the hyperinflated lung.

The entire procedure is performed under general anesthesia or conscious sedation, and it usually takes one to two hours to place up to six stents, the protocol of our EASE Trial. We anticipate that patients will stay in the hospital for one night.

We are currently developing a new product, the Exhale UltraNeedle, that combines the Exhale Doppler Probe and the Exhale Transbronchial Dilation Needle into a single device. With this new device, a physician will be able to perform the first three steps of the procedure described above without having to exchange catheters. We believe this will simplify and shorten the procedure. We plan to test this product outside of the EASE Trial and obtain FDA approval for this product prior to commercializing our Exhale Drug-Eluting Stent. We do not expect that the introduction of the Exhale UltraNeedle will affect the timing of the EASE Trial or the timing of PMA approval of the Exhale Drug-Eluting Stent.

Lung Imaging—LungPoint

Treatment planning for Airway Bypass is aided by a radiologist’s evaluation of the patient’s lungs as captured by computed tomography scan. Potential Airway Bypass sites are assessed and graded based on emphysema severity, airway proximity to lung destruction, the size of the airways and blood vessel location. Details about each site evaluated for stent placement, along with representative images, are currently manually summarized into a paper report. The physicians are directed to use their judgment and the Exhale Doppler Probe in ultimately selecting a site for Airway Bypass.

We are developing a workstation-based product called LungPoint that will automate the creation of the report to aid in the Airway Bypass treatment planning process. We believe the technology and algorithms that we are developing for Airway Bypass may have broader applicability and we plan to expand the capabilities of LungPoint that might help physicians address other aspects of emphysema diagnosis and treatment planning, other types of bronchoscopic interventions, lung cancer monitoring or other lung disease imaging and treatment planning applications.

Clinical Development Program

As of November 15, 2007, more than 100 subjects worldwide have been treated with our Airway Bypass procedure and/or components of the Exhale emphysema product line. We have treated and evaluated these subjects in various clinical trials including our ongoing EASE Trial and our feasibility studies for the Exhale Drug-Eluting Stent.

Between 2001 and 2005, we conducted a progression of five groups of feasibility studies involving a total of 89 subjects to demonstrate the proof of concept, safety and effectiveness of Airway Bypass and our Exhale emphysema product line:

•	Study 1: Demonstrated the ability to identify areas that are free of blood vessels and make passages in the airways of 22 lobectomy and lung transplant subjects.

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Study 2: Provided indications of preliminary safety, proof of principle and short-term improvements in hyperinflation, pulmonary function and quality of life, studying five subjects with emphysema in whom new passages were created but no stents were placed.

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Study 3: Corroborated the results of preliminary safety and short-term improvements in hyperinflation, pulmonary function and quality of life, studying 10 subjects with emphysema who were treated with passages in which bare metal stents were placed.

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Study 4: Demonstrated preliminary safety and proof of principle and up to one month of improvements in hyperinflation, pulmonary function and quality of life, studying 16 subjects with emphysema who were treated with passages in which bare metal stents were placed and topical mitomycin, a commonly used tissue growth inhibitor, was applied to the adjacent tissue.

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Study 5: Corroborated safety and proof of principle and demonstrated six months of improvements in hyperinflation, pulmonary function and quality of life, studying 36 subjects with emphysema who were treated with our Exhale Drug-Eluting Stents where we added paclitaxel to the stents to inhibit tissue growth and provide a more sustained benefit.

The EASE Trial (Exhale Airway Stents for Emphysema)—Pivotal Trial

We are currently enrolling subjects with severe homogeneous emphysema in our pivotal EASE Trial. Our clinical trial is designed to establish the safety and effectiveness of Airway Bypass performed using the Exhale Drug-Eluting Stent. We currently anticipate using the results from the EASE Trial as the basis for our PMA application with the FDA to market the Exhale Drug-Eluting Stent in the United States for the treatment of homogeneous emphysema. We anticipate that we will complete enrollment for the EASE Trial by the end of 2008 and file our PMA application in mid-2009.

We currently plan to enroll 315 subjects in approximately 45 sites in North America, Europe, Australia and South America, of which 24 sites were qualified to enroll patients as of November 15, 2007. However, our protocol allows us to enroll between 225 and 450 subjects. As of November 15, 2007, we had enrolled more than 60 subjects.

Design of the EASE Trial

We designed our pivotal EASE Trial based on the results of our feasibility studies, aspects of the NETT study on LVRS and input from a panel of expert clinicians convened by the FDA to establish criteria for emphysema trials. The following summarizes the co-primary and secondary endpoints for our EASE Trial:

Co-Primary Endpoints

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Forced Vital Capacity (FVC) is a physiologic measurement of the volume of air that can be exhaled rapidly and forcefully after a full inspiration. FVC is a commonly used endpoint in studies for emphysema and chronic obstructive pulmonary disease, or COPD. The American Thoracic Society guidelines indicate that a 12% change in FVC is considered to be clinically meaningful.

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Dyspnea, or Breathlessness, is a clinical hallmark of emphysema. There are a number of measurement tools available for assessing dyspnea. We selected a validated dyspnea index called the modified Medical Research Council Dyspnea Scale, or mMRC. The scale has five integer grades, 0 through 4, that describe the level of activity that provokes dyspnea. Lower numbers indicate less dyspnea. In our EASE Trial, achieving a one or more point reduction in mMRC is considered clinically meaningful.

A subject is considered a responder (success) if the subject’s FVC improves by at least 12% of his or her baseline value and the subject’s mMRC improves (is reduced) by at least one point at his or her six-month follow-up visit.

Secondary Endpoints

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Residual Volume (RV) is a measurement of the amount of air remaining in the lungs after full expiration. Residual Volume-to-Total Lung Capacity, or RV/TLC, normalizes RV relative to total lung capacity. The greater the RV/TLC ratio, the greater the severity of hyperinflation.

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Forced Expiratory Volume (FEV1) is the amount of air exhaled during the first second of a forced expiratory maneuver performed after a full inspiration. It is a commonly used index for assessing airway obstruction.

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St. George’s Respiratory Questionnaire (SGRQ) is a standard questionnaire for patients with pulmonary diseases. Subjects are directed to answer questions related to the frequency and severity of their symptoms, activities that cause or are limited by breathlessness, the impact the disease has on social functioning and psychological disturbances resulting from the disease. Under the SGRQ, impairments are assessed on a 100-point scale, with zero indicating no impairment of quality of life.

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Exercise Capacity - Six Minute Walk Test and Cycle Ergometry. The six-minute walk test measures the distance a subject can walk in six minutes and is a useful measure of functional capacity. The test has been widely used for pre-operative and post-operative evaluation and for measuring the response to therapeutic interventions for pulmonary and cardiac diseases. To assess exercise capacity, we also employed cycle ergometry, which measures the maximum workload exerted by a subject on a stationary bicycle.

The EASE Trial Protocol

Our enrollment criteria for the EASE Trial are substantially the same as those for our feasibility studies, except that we have limited enrollment to severely hyperinflated homogeneous emphysema subjects, as indicated by an RV/TLC ≥0.65. Subjects with this level of hyperinflation represented approximately 50% of the subjects enrolled in our feasibility study for our Exhale Drug-Eluting Stent, and in NETT. As a result, if the FDA approves our PMA for our Exhale Drug-Eluting Stent, it is likely to approve a label that is limited to these severely hyperinflated homogeneous emphysema patients. While we believe that patients with lower levels of hyperinflation can also benefit from Airway Bypass, our feasibility studies indicated that more severely hyperinflated patients had the greatest benefits. The EASE Trial includes a treatment arm and a sham control arm, both of which continue their normal course of medical management. Both arms receive supervised pulmonary rehabilitation before and after their procedure, which is consistent with other published emphysema trials. Subjects will be assigned randomly, in a two to one ratio between the treatment arm and the sham control arm. Subjects will be anesthetized and those in the treatment arm will receive the Airway Bypass procedure with the placement of up to six stents (one or two in each treated lobe). Simulating the Airway Bypass procedure, subjects in the control arm will receive a 5-10 minute bronchoscopic procedure, following which the bronchoscope will be partially retracted to the trachea for the remainder of the treatment time. We anticipate that both the treatment and control procedures will last one to two hours, after which a subject will remain in the hospital for one or two days for testing and safety observation. The procedure may be performed under general anesthesia or conscious sedation, and the substantial majority of procedures in the EASE Trial are being done under general anesthesia.

Under the EASE Trial protocol, the FDA will evaluate our co-primary and safety endpoints based on six-month follow-up data. We may file our PMA once we have randomized at least 225 subjects and have six-month follow-up data from 80% of these subjects and 12-month follow-up data from 40% of these subjects. At the 12-month visit, we will inform subjects as to whether they were in the treatment or control arm. At this point, the participation of control subjects is considered complete, while subjects in the treatment arm will be evaluated annually for four additional years.

In our EASE Trial, we will use a Bayesian adaptive statistical analysis plan, a commonly used statistical approach used for medical device trials, to collect and analyze data from 225 to 450 subjects. Our statisticians will review the data when 225 subjects have been randomized. If the data indicate that trial success is highly likely, we will cease randomizing additional subjects. If randomization continues, we will perform another analysis after we have randomized 45 additional subjects. These incremental analyses continue until we cease randomizing additional subjects or we have randomized 450 subjects.

Primary Endpoint Analysis

In the EASE Trial, we will compare the treatment arm (Airway Bypass) to the control arm (sham bronchoscopy). The two co-primary endpoints, FVC and mMRC, are combined in a responder analysis. A subject is considered a responder (success) if the subject’s FVC improves by at least 12% from his or her baseline value and the subject’s mMRC is reduced by at least one point at his or her six-month follow-up visit. In order for us to claim superiority on effectiveness from our statistical analysis, the response rate of the treatment arm must be greater than the response rate of the control arm with respect to our co-primary end points. We have modeled the possible control arm responder rate from 3.0% to 7.2% based on results from our earlier studies and trials that did not use our Exhale Drug-Eluting Stent, and data from the NETT study. We observed a 24% responder rate among subjects in our Exhale Drug-Eluting Stent feasibility study who meet the RV/TLC criteria of our EASE Trial. We selected the EASE Trial enrollment targets of 225 to 450 subjects to reflect these responder rates. We currently anticipate that we will not need to randomize more than 315 subjects, and we anticipate that we will reach this goal by the end of 2008, although this timing may vary depending on enrollment and attrition rates. Based on this timing, and allowing time to collect and analyze post-treatment data, we anticipate that we will file our PMA application with the FDA in mid-2009.

Systemic Exposure Study - Paclitaxel

As part of the clinical safety assessment of our Exhale Drug-Eluting Stent, and as a condition of approval of our IDE to perform the EASE Trial, we will be conducting a systemic exposure study to evaluate the potential effect of systemic exposure to paclitaxel in emphysema subjects. We submitted to the FDA a protocol outline for this study in September 2007 which would generate data from 15 subjects outside of our EASE Trial. The study would entail collecting blood samples and assessing them for paclitaxel concentrations at relevant time points after stent implantation. In October 2007, the FDA informally agreed to the proposed outline with minor modifications, adding four additional time points. We are preparing the full protocol for FDA submission, which we plan to submit in December 2007.

Feasibility Study—Exhale Drug-Eluting Stent

Overview

In 2004, we commenced a multi-center, clinical study to evaluate the safety and effectiveness of Airway Bypass using our Exhale Drug-Eluting Stent. A total of 36 subjects received the Airway Bypass procedure at seven sites in Europe, South America and Asia.

While we did not limit enrollment in this study to subjects with a specific RV/TLC, the other inclusion and exclusion criteria for this study were substantially the same as those in the pivotal EASE Trial, including such criteria as performance on pulmonary function tests, breathlessness, absence of other specified medical conditions and medical history. As with the EASE Trial, we provided pulmonary rehabilitation therapy pre- and post-procedure.

Effectiveness Data

On average, subjects demonstrated statistically significant improvements in RV, RV/TLC and dyspnea, as measured by mMRC, at six months following the Airway Bypass procedure. FVC also showed an improvement at six months, but this improvement did not reach clinical or statistical significance. Of the 36 subjects that received the Airway Bypass procedure, 22 met the EASE Trial RV/TLC inclusion criterion (≥0.65). These subjects demonstrated statistically significant improvements in FVC, RV, RV/TLC and dyspnea at six months. For comparison, we analyzed the difference of results from baseline to six months among subjects in the control arm of the NETT study, which had nearly identical inclusion criteria as our Exhale Drug-Eluting Stent feasibility study. These subjects received medical management rather than LVRS, and illustrate the deterioration of emphysema patients across these same parameters over time.

Table I. Comparison of results of patients treated in the Exhale Drug-Eluting Stent Feasibility Study and patients in the control arm of the NETT Study — Change at 6 months vs. Baseline.

	Exhale Drug-Eluting Stent Feasibility Study		NETT Control Arm
Parameter	All Subjects	Subjects Meeting RV/TLC Criteria of EASE Trial	All Subjects

# of Subjects	36	22	442

FVC (%)	9.9% p=0.194*	17.3% p=0.030	-1.8% p<0.001

mMRC (points)	-0.5 p=0.037	-0.6 p=0.013	Not Measured

RV (L)	-0.43 L p=0.030	-0.71 L p=0.017	+0.06 L p=0.063

RV/TLC (%)	-3.0% p=0.052	-5.8% p=0.002	+0.9% p<0.001

*	P-value is the mathematical probability that the data are the result of random chance. A lower p-value indicates greater confidence that the baseline and follow-up data are different, and a value of 0.05 or less is generally viewed as representing a statistically significant difference.

Safety Data

During this study there were more than 30 serious adverse events that occurred in 38 enrolled subjects. One intraoperative event, bleeding into the airway, resulted in death. This resulted from stent placement away from the original location identified with the Exhale Doppler Probe. Subsequently, we modified our treatment protocol to re-confirm the location of the passage site in the lung with the Exhale Doppler Probe immediately prior to stent placement. We have not experienced any similar events since this change. In addition, we further modified the protocol to require the placement of a commercially available bronchus-blocking balloon in the lung being treated as a safety precaution to allow for the isolation of the lung segment in the event of bleeding. We believe these two changes significantly reduce the risk of serious bleeding. The two most frequently encountered post-operative serious adverse events were COPD exacerbations, which are generally acute episodes of severe shortness of breath, and respiratory infections. COPD exacerbations and respiratory infections occur frequently in patients with severe emphysema.

Sales and Marketing

We intend to establish a specialized direct sales force to call on the pulmonologists and thoracic surgeons who will use the Exhale emphysema product line and our other products and educate and influence adoption of our technology. According to the American Board of Medical Specialties there are approximately 10,000 physicians board-certified in pulmonary disease in the United States. In addition, the American Board of Thoracic Surgeons reports approximately 6,000 board-certified thoracic surgeons in the United States. We expect to commence sales in the United States with a sales force of approximately 20 direct sales representatives and to increase our sales force over time to approximately 100 direct sales representatives. To complement our sales efforts, we intend to employ clinical managers who will educate, train and support pulmonologists and thoracic surgeons using the Exhale emphysema product line. We intend to use a variety of marketing tools to drive initial adoption, ensure continued usage, and establish brand loyalty for our products by:

•	creating awareness of the benefits of Airway Bypass and the advantages of our technology with pulmonologists, thoracic surgeons and patients;

•	providing strong educational and training programs to healthcare providers to ensure easy, safe and effective use of the Exhale emphysema product line;

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employing a variety of media to promote and brand the Airway Bypass procedure, the Exhale emphysema product line and our company to patients, caregivers, treating physicians, referring physicians and allied healthcare professionals; and

•	capitalizing on the branding potential of being the first and only procedure for the treatment of homogeneous emphysema.

In addition to launching the Exhale emphysema product line in the United States, we plan to sell the Exhale products in selected European and Asian markets after obtaining any required local regulatory approvals. We plan to enter these markets by establishing strategic relationships with established participants in those markets or by developing a direct sales force.

Manufacturing

For the purposes of our clinical trials, we assemble the Exhale emphysema products components, other than the Doppler Processing Unit, at our Mountain View, California facility. We are also responsible for the purchasing, testing and inspection of the components that are assembled into our finished devices. Currently, we stock all clinical evaluation units internally and distribute our devices to our clinical sites. Components of the Exhale emphysema product line are sourced from qualified suppliers in accordance with our design specifications. We currently rely on Stellartech Research Corporation to manufacture our Exhale Doppler Processing Unit, and on Onda Corporation to manufacture the transducer used in our Exhale Doppler Probe. We will rely on Escalon Vascular Access Inc. to manufacture our UltraNeedle.

We currently lease a 12,600 square foot facility located in Mountain View, California, where we conduct final product testing and stock finished goods for use in our EASE Trial. We have neither registered nor listed our facility with the FDA nor have we been inspected by the FDA. However, since we are responsible for the design and manufacture of our devices and we conduct final product testing, we will have to register and list with the FDA and successfully complete an FDA inspection before we can ship any commercial products under a PMA application. Our facility was approved for medical device manufacturing by the Food and Drug Branch of the State of California Department of Health Services.

Patents and Intellectual Property

Protection of our intellectual property is a strategic priority for our company. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our technology, inventions, and improvements that are important to the development of our business. The subject matter of our patents and patent applications includes key elements of Airway Bypass and of the technology incorporated in our products, as well as methods for tissue site selection, detection of pulmonary hypertension and other minimally-invasive lung treatments. One of our issued U.S. patents includes claims that cover key steps of the Airway Bypass procedure, including claims directed to improving gaseous flow in a diseased lung by advancing a device into the respiratory opening to create a collateral channel in the lung, the use of Doppler ultrasound to locate the target site and the insertion of a conduit, such as a stent. We believe that this method patent provides us with an important competitive advantage. Many countries do not permit the issuance of method patent claims covering medical procedures such as those contained in the issued U.S. patent described above. We have additional foreign patents and pending patent applications intended to protect key elements of the design of our products.

As of October 31, 2007, we had obtained 11 issued U.S. patents, and had 40 additional U.S. patent applications pending. We believe it will take up to five years, and possibly longer, for these pending U.S. patent applications to result in issued patents. Not including any term extensions that may be available, our 11 issued U.S. patents will expire at dates between 2017 and 2021. Our first method patent covering the Airway Bypass procedure expires in 2021. As of October 31, 2007, we also had obtained three foreign patents and had 27 additional foreign patent applications pending. Of the 11 issued patents, five are to devices and methods outside of our Exhale emphysema product line.

We also rely upon a combination of trademarks, trade secrets, non-disclosure agreements, technical know-how, continuing technological innovation, and other measures to protect our proprietary rights and to develop and maintain our competitive position. We typically require our employees, consultants, contractors, outside scientific collaborators, and other advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting, or advisory relationships with us. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us.

We believe that our intellectual property position will provide us with sufficient rights to protect the Exhale emphysema product line as we develop and sell the products. However, our patent applications may not result in issued patents, and there can be no assurance that any patents that have been issued or might be issued in the future will protect our intellectual property rights. Furthermore, any patents issued to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights.

Intellectual Property Related Agreements

On June 1, 2005, we entered into a license agreement with Angiotech in which Angiotech granted us a worldwide, non-exclusive license under Angiotech’s patent rights and related proprietary information to make, use, and sell paclitaxel-eluting stents for the treatment of chronic obstructive pulmonary diseases, including emphysema. In return, we are obligated to make royalty payments to Angiotech based on our net sales of paclitaxel-eluting stents. We also issued Angiotech a warrant to purchase up to 2,280,328 shares of our Series E preferred stock at an exercise price of $0.01 per share. Under the terms and conditions of the warrant agreement, the warrant is exercisable for 760,110 shares as of the effective date, June 21, 2005. An additional 760,109 shares vested upon the approval of the IDE for our Exhale Drug-Eluting Stent, and the balance of 760,109 shares vest upon the first commercial sale in any country of the world. In addition, we are required to exercise diligence in commercializing the product and to provide Angiotech with clinical data and other reports. Angiotech is entitled to terminate our license on several grounds, including: (i) if we, or a sublicensee, conduct, sponsor or publish any comparison of paclitaxel and any other active agent for use in treatment of obstructive pulmonary diseases, unless we are required in writing by regulatory authority; (ii) if we fail to satisfy our commercialization obligations under the agreement, or (iii) if we, or a sublicensee, enter into any agreement for the development, manufacture, or commercialization of, or begins selling, a competitive product that releases or elutes an active agent other than paclitaxel and that is the subject of premarket approval or the foreign equivalent in the United States, Canada or Japan, or has received regulatory approval for sale, or has been commercially sold, in a jurisdiction.

On October 12, 1999, we entered into a royalty-based consulting agreement with Dr. Joel Cooper in which Dr. Cooper agreed to assist us in developing our products and to transfer existing patent and other intellectual property rights to us. In return, we are obligated to make royalty payments based on net sales of our emphysema products until the later of the expiration of the relevant patent or 10 years from the relevant first sale. In September 2001, we entered into an amendment to the consulting agreement with Dr. Cooper in which we agreed to pay Dr. Cooper a consulting fee of $8,333 per month. The royalty obligations under the consulting agreement will be reduced, up to 10% per year, by the consulting fees paid to Dr. Cooper.

Competition

We are not aware of any established medical device companies commercializing products that are designed to treat emphysema, and we believe that our main competitors will consist of early-stage companies that are developing new products to address this market. There are a few companies focusing on approaches for the treatment of heterogeneous emphysema, including the development of bronchial valves. We are not aware of any products to treat homogeneous emphysema that are currently in use or being tested in pivotal clinical studies other than Airway Bypass performed using the Exhale emphysema product line. We may face competition from companies that develop and market medications for the management of emphysema and from medical device companies that may develop alternative systems for the treatment of emphysema. Other potential competitors include large, well-capitalized companies that may enter our market.

We believe that the principal competitive factors for products for the treatment of emphysema include:

•	clinical effectiveness and safety;

•	brand awareness and acceptance by healthcare professionals and patients;

•	strength of intellectual property protection;

•	reimbursement for products;

•	effective marketing and distribution;

•	comprehensive education for patients and emphysema care providers;

•	customer focus, service and support; and

•	speed of product innovation and time to market.

Government Regulation

Our products are subject to extensive and ongoing regulation by the FDA and regulatory bodies in other countries.

FDA Regulation

The Federal Food, Drug and Cosmetic Act, or FDCA, and the FDA’s implementing regulations govern, among other things, drug and medical device design and development, preclinical and clinical testing, premarket clearance or approval, manufacturing, labeling, storage, advertising and promotion, sales and distribution, and post-market clinical surveillance. We do not currently have the necessary regulatory approval to market the Exhale emphysema product line for the treatment of emphysema in the United States and we might never obtain such approval.

FDA Requirements for 510(k) Clearance or Premarket Approval

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization are premarket clearance (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization applicable to a specific device—510(k) clearance or PMA approval—is generally linked to the classification of the device.

The FDA classifies medical devices into one of three classes (Class I, II or III) based generally on the degree of risk the FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls such as requirements for establishment registration and device listing, device labeling, premarket notification and adherence to parts of the FDA’s Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or postmarket surveillance. Class III devices are those deemed by FDA to pose the greatest risk and include life-sustaining, life-supporting or implantable devices, and devices not “substantially equivalent” to a device that is already legally marketed.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. The PMA approval process is generally more stringent, time-consuming and expensive than the 510(k) clearance process and has significant post-approval obligations.

510(k) Clearance

To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification (or 510(k)) to the FDA demonstrating that the device is “substantially equivalent” to a legally marketed device, commonly referred to as a predicate device. A device is substantially equivalent if it has: (1) the same intended use as the predicate device and (2) the same technological characteristics, or has different technological characteristics that do not raise new questions of safety or effectiveness, and the device is as safe and effective as the predicate device. A showing of substantial equivalence sometimes, but not usually, requires clinical data. Generally, the 510(k) clearance process exceeds 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, or method of manufacture of the device, or that would constitute a major change in its intended use, will require a new 510(k) clearance or PMA approval (if the device as modified is no longer substantially equivalent to a legally marketed predicate device). While the determination as to whether new authorization is needed is left to the manufacturer, the FDA may review this determination and require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

We currently have 510(k) clearance from the FDA for the Exhale Doppler Probe and Doppler Processing Unit, to detect blood flow in the upper airways and tracheobronchial tree through a bronchoscope, although this device has not been commercialized and has only been used in our clinical trials. We plan to submit premarket notification to the FDA for 510(k) clearance of the Exhale Transbronchial Dilation Needle or the Exhale UltraNeedle.

Premarket Approval

A PMA application must be submitted if a device cannot be cleared for its intended use through the 510(k) process. The PMA process is usually significantly more demanding than the 510(k) clearance process. We believe that marketing of the Exhale Drug-Eluting Stent for the treatment of emphysema will require premarket approval.

A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which requires manufacturers to adopt and follow design, testing, control, documentation and other quality assurance procedures. The FDA may also conduct inspections of the investigational sites involved with data collection.

FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the data from preclinical studies and clinical trials may be insufficient to demonstrate the safety and effectiveness of the device;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new laws or regulations may require additional data.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter describes the deficiencies in the application and may require additional clinical trials, which may delay PMA approval for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution, or use of the device as a condition of approval, or impose postapproval requirements such as continuing evaluation and periodic reporting on the safety, effectiveness and reliability of the device for its intended use.

New PMA applications or PMA supplements are generally required for changes that affect the safety or effectiveness of the device, such as modifications to the manufacturing process, labeling, intended use, device specifications, materials or design of a device once it is approved through the PMA process. PMA approval supplements often require submission of the same type of information as required in an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application.

Clinical Trials

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. If an investigational device could pose a significant risk, as defined by the FDA, the FDA must approve an IDE application prior to the initiation of the investigational use. A study for a non-significant risk device does not require prior FDA approval. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA, generally for a specified number of patients and U.S. sites. The study protocol and informed consent must also be approved by appropriate institutional review boards at the clinical trial sites for both significant and non-significant risk devices before the clinical trials may begin.

Our EASE Trial is being conducted pursuant to an approved IDE, which requires that we, as a condition of approval, also conduct a systemic exposure study to evaluate the potential effect of systematic exposure to paclitaxel in subjects. The FDA’s approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by FDA (and by governing institutional review boards when appropriate) prior to implementation. All clinical trials must be conducted in accordance with the FDA’s IDE regulations, which govern investigational device labeling and prohibit promotion, test marketing, or commercialization of an investigational device, and any representation that such a device is safe or effective for the purposes being investigated. The IDE regulations also specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for institutional review board approval and for informed consent by study participants, as well as with other FDA requirements for good clinical practices, such as disclosure of certain financial interests by clinical investigators. The FDA may require appropriate actions to ensure that clinical data are reliable, including data audits, analyses or studies, or exclusion of any data deemed subject to bias. Additionally, required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA might require us to modify a previously approved protocol, and any such modifications could require that we enroll additional subjects in the study;

•	subjects may not enroll in clinical trials or complete follow-up at the rate we expect or may not comply with clinical protocols;

•	subjects may experience adverse events or side effects;

•

clinical investigators currently participating in a trial might drop out of the trial, which could require us to engage new sites and we may, or may not be able to do so successfully or in a timely matter;

•	clinical investigators may not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, investigator agreements, good clinical practices or other FDA requirements;

•	third-party contract research organizations may not perform data collection and analysis in a timely or accurate manner, or may fail to adequately monitor the study;

•

we may be required to undertake corrective action or suspend or terminate our clinical trials if serious risks occur or if we fail to satisfy any requirement or condition of IDE approval, or if regulatory inspections find us or our third-party contractors or clinical sites not to be in compliance with regulatory requirements;

•	regulatory authorities could require additional data analyses, audits, or studies, or exclude a site’s or sites’ data from consideration;

•	the interim or final results of the clinical trial or the trial design may be determined to be inadequate to demonstrate safety or effectiveness; and

•	government law, regulations or policies might change.

We expect to file a PMA application for our Exhale Drug-Eluting Stent in mid-2009. We do not expect our Exhale Drug-Eluting Stent to be approved by the FDA and available for sale until at least mid-2010. Our clinical trials may not generate favorable data to support any further PMA applications, and we may not be able to obtain required FDA approvals or clearances on a timely basis, or at all. Delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations. Even if granted, the approvals or clearances may include significant limitations on the intended use and indications for use for which our products may be marketed.

Even if regulatory approval or clearance of our Exhale Drug-Eluting Stent and our other products is granted, the approval or clearance is likely to be subject to limitations on the indication for which the product may be marketed. For example, its use is likely to be limited to the treatment of severely hyperinflated patients with homogeneous emphysema. We believe, however, that physicians might use our products to treat patients that are not within any such limitation. If the FDA determines that our advertising, labeling or promotional materials or our training or marketing and sales practices constitute promotion of off-label use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Separately, the FDA could, based on any financial interests of our third-party investigators that we are required to disclose to the FDA, decide to audit the data derived from the relevant clinical investigator(s), require us to perform additional data analyses or conduct additional studies to confirm the reliability and integrity of the data, or exclude the affected data from consideration in support of our PMA. The outcomes of such actions, if any are required, might not be satisfactory to the FDA and could thereby preclude approval.

Continuing FDA Regulation

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•

the QSR, which requires manufacturers to establish and follow design, testing, control, documentation and other quality assurance procedures, including procedures related to the handling and investigation of product complaints and other product quality issues;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•

medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur;

•

corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health; and

•	periodic reports and notification of manufacturing changes.

Also, the FDA may require us to conduct postmarket approval studies or postmarket surveillance or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, announced and unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors, and we may be held liable by the FDA in some situations if it deems those facilities or subcontractors noncompliant.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

•	untitled letters or warning letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in clearing or approving or refusal to clear or approve, the Exhale Drug-Eluting Stent or other products;

•	withdrawal or suspension of 510(k) clearance or PMA approval;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement, or refund;

•	interruption or total shutdown of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

We and our contract manufacturers, specification developers, and some suppliers of components or device accessories, are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would harm our business. We cannot assure you that we will be able to comply with all applicable FDA regulations.

Health Insurance Portability and Accountability Act of 1996

Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government-sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to creating the two new federal healthcare crimes, HIPAA also establishes uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses. Three standards have been promulgated under HIPAA: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information. Although we believe we are not a covered entity and therefore do not need to comply with these standards, we expect that our customers generally will be covered entities and may ask us to comply with certain aspects of these standards. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards may entail significant costs for us. If we fail to comply with these standards, it is possible that we could be subject to criminal penalties.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

International Regulation

International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries. The primary regulatory environment in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union.

We do not currently have a CE mark, and have not begun the application process. We plan to apply for CE marking for the Exhale emphysema product line in 2009. If we do not receive the right to affix the CE mark, we will not be able to legally sell our products in member countries of the European Union. We cannot be certain that we will be successful in meeting European quality standards or other certification requirements.

Outside of the European Union, regulatory approval needs to be sought on a country-by-country basis in order for us to market our products.

Fraud and Abuse

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the federal False Claims Act. In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

If our operations are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Third-Party Reimbursement

Hospitals and other healthcare providers that purchase products such as our Exhale emphysema product line generally rely on third-party payors, such as Medicare, Medicaid, private insurance plans and managed care programs, to pay for all or part of the costs and fees associated with the procedures performed with these devices. Accordingly, the adoption of our products will depend on the adequacy of third-party payments for the Exhale emphysema product line and our Airway Bypass procedure. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Furthermore, payments from Medicare, Medicaid and other third-party payors are subject to legislative and regulatory changes and are susceptible to budgetary pressures.

United States

We expect that in the United States many of the emphysema patients who are treated with Airway Bypass will be Medicare beneficiaries. In addition, many private payors currently base their reimbursement policies on the coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program. In general, Medicare makes a flat pre-determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This is part of the prospective payment system, known as PPS.

For inpatient treatment in acute care hospitals, under PPS, payment for a patient’s stay is based on diagnosis-related groups, or DRGs. We anticipate that the Airway Bypass procedure, if approved, will be performed on an inpatient basis. Each DRG is associated with a level of payment and is adjusted annually through notice and comment rulemaking. DRG payments are intended to cover most of the non-physician hospital costs incurred in connection with the applicable diagnosis and related procedures. Products such as ours represent part of the total procedure costs, while labor, hospital room and board and other supplies and services represent the balance of those costs. However, the DRG payment amounts reflect an average cost of treating patients assigned to the particular DRG and are typically set independently of a particular hospital’s actual cost for treating a patient and implanting a device. Accordingly, the payments that a hospital would receive for a particular procedure would not typically be based on the cost of our products.

Hospital inpatient Medicare billing for a procedure requires that the procedure be referenced by an International Classifications of Diseases, 9th Revision, Clinical Modification, or ICD-9-CM, procedure code, established by CMS. In August 2006, CMS created a new group of procedure codes to cover interventional bronchoscopic procedures for emphysema:

•	ICD-9-CM Procedure Code 33.79—Endoscopic insertion of other bronchial device or substances.

•	ICD-9-CM Procedure Code 33.78—Endoscopic removal of bronchial device(s) or substances.

These codes provide a mechanism for reimbursement for Airway Bypass (although they do not expressly refer to Airway Bypass), and we believe that Code 33.79 will be the primary applicable code for our procedure. Following submission of our PMA to the FDA, we intend to work with CMS to confirm that healthcare providers may obtain reimbursement for Airway Bypass under ICD-9-CM Procedure Code 33.79.

CMS has assigned payment for the ICD-9 Procedure Code 33.79 to DRGs 843, 844 and 845. These DRG codes cover treatment of lung diseases, and include therapeutic procedures. The national average payment rate in federal fiscal year 2008 for these DRGs ranges from $5,206 to $8,803. The applicable level of reimbursement for Airway Bypass under these codes would depend on the existence and severity of a patient’s disease, complications and comorbidities, and the type of institution and geographic location at which the patient is treated. We intend to seek to improve coding and related payments to ensure that reimbursement is commensurate with the clinical value and anticipated cost of Airway Bypass, and have consulted with the CMS on the design of our EASE Trial as part of our reimbursement strategy. We expect that cost data in the form of patient hospital bills collected during the EASE Trial will support our efforts to improve payment.

In addition, CMS has established a mechanism to recognize the cost of new medical services and technologies under the hospital inpatient prospective payment system as a way of incorporating new technologies into the DRG system. In order for a company to obtain an add-on payment, it must show that a technology is “new,” that it provides a substantial improvement to existing treatments and its cost exceeds certain payment thresholds above the DRG payment. Add-on payments are made for a period of two to three years following FDA approval. Under this payment method, the add-on payment amount for new technology is equal to the full DRG payment plus the lesser of 50% of the cost of the new medical technology or 50% of the amount by which the total covered costs of the case exceed the DRG payment, plus certain other adjustments. We may seek to obtain an add-on payment for Airway Bypass reimbursement as part of our strategy to obtain reimbursement levels that are commensurate with the clinical value and anticipated cost of Airway Bypass.

While DRG codes permit reimbursement for hospital in-patient costs, including the cost of our products, billing and payment for the professional fees of the pulmonologists and thoracic surgeons who will perform Airway Bypass will be governed by the American Medical Association’s Current Procedural Terminology, or CPT, coding system. CPT codes are established by the American Medical Association, or AMA, and adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare physician fee schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. We will seek to obtain physician reimbursement levels that are commensurate with the effort and intensity of Airway Bypass. We have received written confirmation from the AMA that it considers the following CPT codes to be appropriate for Airway Bypass: 31636 (bronchoscopy with placement of bronchial stent, initial bronchus), 31637 (each additional major bronchus stented) and 31620 (endobronchial ultrasound). The national average payment rate for these three codes in fiscal year 2006 totaled $446. Generally, the designation of a new procedure code for a new procedure using a new product does not occur until after FDA approval of the product. We may explore the possibility of obtaining CPT codes that are specific to Airway Bypass after receipt of pre-market approval from the FDA.

Many private payors in the United States currently base their reimbursement policies on the coverage decisions and payment amounts determined by CMS in administering the Medicare program. Others might adopt different coverage or payment policies for procedures performed with our Exhale emphysema product line, while some governmental programs, such as Medicaid, have reimbursement policies that vary from state to state. If private payors decide to cover Airway Bypass, they likely will reimburse for it in a variety of ways depending on the particular insurance plan and the contract they have negotiated with physicians and hospitals.

Notwithstanding the measures that we have taken, we cannot be certain that our products or the Airway Bypass procedure will be covered or adequately reimbursed by third party payors or that we will be able to improve coding and related payments or obtain any add-on payments for our products. We might be unable to sell our products profitably if third-party payors limit or deny coverage or reduce their levels of payment below that which we anticipate, or if our costs increase at a greater rate than payment levels. Similarly, if third-party payors establish a reimbursement level for physicians’ fees in connection with Airway Bypass that is not acceptable to physicians, their acceptance of our Exhale emphysema product line would be adversely affected. The availability and level of reimbursement for Airway Bypass will depend in part on the effectiveness, safety and cost-effectiveness of the Exhale emphysema product line. In particular, we expect that securing coverage and reimbursement for Airway Bypass will be more difficult if our EASE Trial does not demonstrate a level and duration of improvement that healthcare providers, healthcare institutions and emphysema patients consider meaningful, regardless of whether this clinical trial meets FDA requirements. Additionally, our EASE Trial results may only demonstrate an adequate level and duration of improvement in a subset of the study population, resulting in a reimbursement decision that limits coverage to a smaller than anticipated subset of the emphysema market.

International

In international markets, healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines. The main types of healthcare payment systems are government-sponsored healthcare and private insurance. Reimbursement approval must be obtained individually in each country in which Airway Bypass will be marketed. There can be no assurance that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, to the extent available, that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably.

Member countries of the EU offer various combinations of centrally financed healthcare systems and private health insurance systems. The relative importance of government and private systems varies from country to country. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. Medical devices are most commonly sold to hospitals or healthcare facilities at a price set by negotiation between the buyer and the seller. A contract to purchase products may result from an individual initiative or as a result of a competitive bidding process. In either case, the purchaser pays the supplier, and payment terms vary widely throughout the EU. Failure to obtain favorable negotiated prices with hospitals or healthcare facilities could adversely affect sales of our products.

Research and Development

As of October 31, 2007, our research and development team consisted of eight people engaged in product development and 26 people engaged in clinical, regulatory and quality assurance activities. Our research and development initiatives are focused on developing our products, conducting our studies and trials and related activities. Since our inception, we have devoted a significant amount of resources to develop our products. During 2005 and 2006 and the nine months ended September 30, 2007, we recorded $6.6 million, $9.0 million and $9.4 million, respectively, in research and development expenses. We plan to continue to increase our investment in research and development in future periods.

Employees

As of October 31, 2007, we had 50 employees, of which eight employees are engaged in product development, eight are engaged in manufacturing, 26 are engaged in clinical, regulatory and quality assurance activities, and eight are engaged in general and administrative functions. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.

Facilities

We maintain our headquarters in Mountain View, California of approximately 12,600 square feet, which includes our laboratory, research and development, manufacturing and general administration functions. The lease for this facility expires in April 2009. We believe that our existing facility is adequate to meet our needs through at least 2008. We expect we will need to move into a larger facility over time, and currently we anticipate that suitable additional space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

We are not party to any material pending or threatened litigation.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information about our executive officers, key employees and directors as of October 31, 2007:

Name	Age	Position
Cary B. Cole	41	President, Chief Executive Officer and Director
Dean MacIntosh	48	Senior Vice President of Finance and Chief Financial Officer
Nancy E. Isaac	46	Senior Vice President of Clinical and Regulatory Affairs and Quality Assurance
Edmund J. Roschak	40	Senior Vice President of Research and Development
Samuel L. Omaleki	47	Vice President of Operations
Bonnie J. Stearns	61	Vice President of Clinical Affairs for Broncus International Sàrl
Richard Batt	39	Vice President of Intellectual Property
Buzz Benson(1)(2)	53	Director
Dr. Silvano Cominelli(3)	41	Director
Glendon E. French(1)(3)	45	Director
W. James Fitzsimmons(2)	51	Director
Kenneth H. Haas(1)	56	Director
Dr. Michael D. Laufer(2)	49	Director
Dr. Mary E. Russell(3)	52	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance and nominating committee.

Executive Officers

Cary B. Cole has served as our President and Chief Executive Officer since April 2004 and as a member of our board of directors since December 2003. From December 2003 to April 2004, Mr. Cole served as our President and Chief Operating Officer, from November 2002 to September 2003, he served as our Vice President of Marketing and Emphysema Program Manager, and from June 2001 to November 2002, he served as our Vice President of Marketing. Mr. Cole was a co-founder and served as Vice President of Sales and Marketing at CompuRAD, Inc., a medical imaging company, from July 1992 to November 1997 and as Vice President of Marketing at Lumisys Incorporated, a medical imaging company, from November 1997 to August 1998 after CompuRAD’s merger with Lumisys. Mr. Cole holds a B.S. in Business Administration from the University of Arizona.

Dean MacIntosh has served as our Senior Vice President of Finance and Chief Financial Officer since September 2007. From May 2006 to September 2007, Ms. MacIntosh served as Vice President of Human Resources of WebEx Communications, Inc., a provider of on-demand web collaboration services, and from February 2001 to May 2006, she served as Vice President, Finance of WebEx. From August 1995 to February 2001, Ms. MacIntosh held several finance-related positions with Lumisys Incorporated, a medical imaging company, including Chief Financial Officer from August 1998 to February 2001. Ms. MacIntosh holds a B.A. in Economics from the University of California at Los Angeles and an M.B.A. from San Francisco State University.

Nancy E. Isaac has served as our Senior Vice President of Clinical and Regulatory Affairs, and Quality Assurance since January 2007 and as our Vice President of Regulatory Affairs and Quality Assurance from December 2005 to January 2007. From August 2002 to October 2005, Ms. Isaac was Vice President of Regulatory Affairs and Quality at Aerogen, Inc., a specialty pharmaceutical company. From September 1997 to August 2002, Ms. Isaac held various positions of increased responsibility ending with Vice President, Regulatory Affairs, Compliance and Quality at BD Biosciences, a business segment of Becton, Dickinson and Company, a medical technology company. Ms. Isaac holds a B.S. in Cell and Molecular Biology from San Francisco State

University, a J.D. from Boston University and a Master in Public Health and Law from Harvard University’s School of Public Health.

Edmund J. Roschak has served as our Senior Vice President of Research and Development since January 2007. From April 2005 to January 2007, Mr. Roschak served as our Vice President, Product Development, from April 2004 to April 2005, he served as our Vice President, Advanced Products, from October 2003 to April 2004, he served as our Director, Business Development, from July 2001 to October 2003, he served as our Director, Research and Development, and from April 2000 to July 2001, he served as our Program Manager, Research and Development. Prior to joining Broncus, Mr. Roschak served as a Senior Product Development Engineer for the Hewlett-Packard Company, a provider of technology products and services, from April 1996 to April 2000. Mr. Roschak holds a B.S. in Mechanical Engineering from the University of California, Santa Barbara and an M.B.A. from the University of Oregon.

Samuel L. Omaleki has served as our Vice President of Operations since June 2006. From November 2003 to September 2005, Mr. Omaleki served as Vice President, Operations & Manufacturing at Access Closure, Inc., a medical device company. From July 2000 to November 2003, Mr. Omaleki served as Vice President, Research & Development and Operations at Radiant Medical, Inc., a medical device company. Mr. Omaleki holds a B.S. in Electrical Engineering and Biomedical Engineering from California State University at Long Beach and an M.A. in Management from the University of Redlands.

Key Employees

Bonnie J. Stearns has served as Vice President of Clinical Affairs, and our senior officer, for our wholly-owned subsidiary, Broncus International Sàrl, in Nyon, Switzerland since its formation in April 2006. From August 2005 to March 2006, Ms. Stearns served as our Vice President of Clinical Affairs, and from October 2002 to July 2005, she served as our Executive Director of Clinical Affairs. From April 1999 to September 2002, Ms. Stearns served as Director of Clinical Development for Cytyc Corporation, a medical device company. Ms. Stearns holds a B.S. in Nursing from the Consortium of California State University and Colleges and a Nurse Practitioner certification from the University of California Los Angeles.

Richard Batt has served as our Vice President of Intellectual Property since August 2007. From May 2003 to August 2007, Mr. Batt served as Director of Intellectual Property at ArthroCare Corporation, a medical device company. From September 1999 to April 2003, Mr. Batt served as an Associate at Morrison & Foerster LLP, a law firm. Mr. Batt earned his J.D. from the Santa Clara University School of Law and his B.S. and M.S., both in Mechanical Engineering, from the University of California at San Diego.

Directors

Buzz Benson has served as a member of our board of directors since January 2005. Mr. Benson is a Managing Director of SightLine Partners LLC, a venture capital firm that invests in emerging growth medical technology companies. SightLine Partners was formed in December 2004 to acquire the healthcare venture capital funds of Piper Jaffray Ventures. Prior to co-founding SightLine Partners, he was a Managing Director and President of Piper Jaffray Ventures from 1992 to December 2004. From 1986 to 1992 he was co-head of Piper Jaffray’s Investment Banking activities focused on the healthcare industry. Prior to joining Piper Jaffray in 1986, Mr. Benson was a partner at Stonebridge Capital, a partnership investing in emerging publicly traded companies. Previously, he was an investment officer with Cherry Tree Ventures and a manager in the public accounting firm of Arthur Andersen & Co. Mr. Benson also serves as a director of several private companies. Mr. Benson holds a B.S. in Accounting from St. John’s University and is a Certified Public Accountant.

Dr. Silvano Cominelli has served as a member of our board of directors since May 2007. Since June 2001, Dr. Cominelli has served as an Investment Advisor at HBM Partners AG, a venture capital firm. From January 1998 to December 2000, Dr. Cominelli worked at Serono S.A., a biopharmaceutical company, in several positions, most recently as Business Unit Manager of the Neurology Business Unit. Dr. Cominelli serves as a member of the board of directors of several private companies. Dr. Cominelli holds an M.D from the Medical School of the University of Zurich.

Glendon E. French has served as a member of our board of directors since March 1997. Since December 2003, Mr. French has served as President and Chief Executive Officer and as a director of Asthmatx, Inc., a medical device company. From our inception until December 2003, Mr. French served as our President and Chief Executive Officer. From July 1993 until March 1997, Mr. French served as Vice President, Marketing for C.R. Bard, Inc., Davol Division, a medical technology company. Mr. French also serves on the boards of directors of several private companies. Mr. French holds a B.A. in History from Dartmouth College and an M.B.A. from the Wharton School at the University of Pennsylvania.

W. James Fitzsimmons has served as a member of our board of directors since May 1999. Since April 2004, Mr. Fitzsimmons has served as Chairman and Chief Executive Officer of Archus Orthopedics, Inc., a private spinal implant company. From August 2000 to April 2004, Mr. Fitzsimmons served as Managing Director of Scout Medical Technologies LLC, a medical device incubation firm. From December 1997 to December 1999, Mr. Fitzsimmons served as Senior Vice President and General Manager of Guidant Corporation, Cardiac and Vascular Surgery Group, a medical device company. Mr. Fitzsimmons served as President and Chief Executive Officer of EndoVascular Technologies, Inc., a medical device company, from October 1991 to December 1997, when it was acquired by Guidant. Mr. Fitzsimmons currently serves on the board of directors of VNUS Medical Technologies, Inc., a medical device company, as well as on boards of directors of several private companies. Mr. Fitzsimmons also serves on the Advisory Board of the Entrepreneurship Center of the Albers School of Business at Seattle University. Mr. Fitzsimmons holds a B.S. in Biology-Premedical and a M.B.A., both from Seattle University.

Kenneth H. Haas has served as a member of our board of directors since November 2007. Since July 2006, Mr. Haas has served as a Venture Partner with Abingworth Management, Inc., a venture capital firm, and from January 2005 until June 2006 he was an adviser to Abingworth. From September 2004 to January 2005, Mr. Haas was an adviser to the Neuroscience Institute at Stanford University. From March 2003 to July 2004, he was President and Chief Executive Officer of Protein Mechanics, Inc., a molecular modeling company, and from December 2002 to March 2003, he was a consultant to Protein Mechanics. From February 2002 until September 2002, he was Chief Executive Officer of Auilix Biopharma, Inc., a drug discovery company. From April 2001 to December 2001, he served as Vice Chairman of IntelliCorp, Inc., an enterprise software company. From 1999 until April 2001, he was Chief Executive Officer, and from 1992 until 1999, he was President, of IntelliCorp. Mr. Haas also serves on the boards of directors of two private companies. Mr. Haas holds an A.B. from Harvard College, an M.A. from the University of Sussex and a J.D. from Harvard Law School. He also attended the Harvard Business School Advanced Management Program.

Dr. Michael D. Laufer has served as a member and chairman of our board of directors since founding the company in February 1997. Since April 2006, Dr. Laufer has served as a Founder and Managing Member of Mach Labs, LP, a venture capital firm. Since 1988, Dr. Laufer also has served as a member of the academic and clinical faculty at Stanford University School of Medicine. From December 1995 to December 2001, Dr. Laufer was also a General Partner and Managing Member of Menlo Ventures, a venture capital firm, where he was an Associate from October 1993 to December 1995. Since 1986, Dr. Laufer has been a practicing physician. Dr. Laufer has founded more than ten medical technology companies, including us, Asthmatx, Inc., NDO Surgical, Inc. and VNUS Medical Technologies, Inc. Dr. Laufer serves on the boards of directors of several private companies. From 1989 to 1994, Dr. Laufer served as Medical Director of Emergency Medicine at UCSF-Mount Zion Medical Center. Dr. Laufer holds a B.S. in Biological Sciences (MCDB) from the University of Colorado and an M.D. from Stanford University. He is also on the teaching faculty at Harvard Medical School and a faculty member of the Department of Surgery at the Beth Israel Deaconess Medical Center in Boston.

Dr. Mary E. Russell has served as a member of our board of directors since October 2006. Since July 2006, Dr. Russell has been President of Ascent Translational Sciences, Inc., a clinical research consulting firm. From December 2004 to July 2006, Dr. Russell was Chief Medical Officer and Senior Vice President, Clinical and

Regulatory of Boston Scientific Corporation, a developer, manufacturer and marketer of medical devices. From April 2004 to December 2004, Dr. Russell was Boston Scientific’s Senior Vice President and Chief Medical Officer of Cardiovascular Clinical Sciences. From July 2001 to April 2004, Dr. Russell was Boston Scientific’s Vice President, Clinical Affairs, International and from August 2000 to July 2001, she was Boston Scientific’s Vice President, Cardiovascular Clinical Affairs. Prior to joining Boston Scientific, Dr. Russell was Medical Director and cardiovascular consultant at Parexel International Corporation, a biopharmaceutical services organization, and before that she held faculty positions at Harvard School of Public Health, the Harvard Medical School and hospital appointments at Brigham and Women’s Hospital and Massachusetts General Hospital. Dr. Russell holds an M.D. from Chicago Medical School.

Board Composition

Our board of directors currently consists of eight members. Each director is elected at a meeting of stockholders and serves until our next annual meeting or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Effective upon our reincorporation into Delaware, our bylaws will provide that any vacancy on our board of directors, may only be filled by a person selected by a majority of the remaining directors then in office, or by a sole remaining director, unless the board of directors determines that the particular vacancy will be filled by the vote of the stockholders or unless applicable law otherwise requires. Pursuant to a voting agreement among us and certain of our stockholders, including all of our preferred stockholders, investors affiliated with HBM Partners AG, of which Dr. Cominelli is an affiliate, SightLine Partners, of which Mr. Benson is an affiliate, and Abingworth Management Ltd., of which Mr. Haas is an affiliate, have the right to designate representatives to our board of directors. Upon the completion of this offering, this voting agreement will terminate, and no stockholders will have any contractual rights with us regarding the election of our directors.

Effective upon the completion of this offering, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	the Class I directors will be Dr. Cominelli and Messrs. French and Haas, and their terms will expire at the annual meeting of stockholders to be held in 2009;

•	the Class II directors will be Dr. Laufer and Messrs. Benson and Fitzsimmons, and their terms will expire at the annual meeting of stockholders to be held in 2010; and

•	the Class III directors will be Mr. Cole and Dr. Russell, and their terms will expire at the annual meeting of stockholders to be held in 2011.

Effective upon the completion of this offering, our restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control. Please see “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

Upon the completion of this offering, our common stock will be listed on the NASDAQ Global Market. The rules of the NASDAQ Stock Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. Our board of directors has adopted the definitions, standards and exceptions to the standards for evaluating director independence provided in the applicable NASDAQ listing standards, and determined that Drs. Cominelli, Laufer and Russell and Messrs.

Benson, French and Fitzsimmons are “independent directors” as defined under the rules of the NASDAQ listing standards. In making this determination, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. In particular, our board of directors considered the fact that Drs. Cominelli and Laufer and Messrs. French and Fitzsimmons are directors, and Mr. French is also the President and Chief Executive Officer, of Asthmatx, Inc., with which we have a number of relationships arising from Asthmatx’s spin-out from us in December 2003, as discussed in more detail in “Related Party Transactions,” and the fact that each of Drs. Laufer and Russell has entered into a consulting agreement with us, as discussed in more detail in “Management—Director Compensation.” Our board also considered the fact that Dr. Cominelli is an Investment Advisor at HBM Partners AG, our largest stockholder, Mr. Benson is a Managing Director of SightLine Partners, a holder of more than 5% of our common stock, and Mr. Haas is a Venture Partner of Abingworth Management Ltd. a holder of more than 5% of our common stock.

Board Committees

Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mr. Benson, who is the chair of the committee, and Messrs. French and Haas. Each of these individuals meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. Our board has determined that Mr. Benson is an audit committee financial expert as defined under the applicable rules of the SEC and therefore has the requisite financial sophistication required under the applicable rules of the NASDAQ listing standards. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Stock Market.

The audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	evaluates the qualifications, independence and performance of our independent registered public accounting firm;

•	determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

•	reviews our critical accounting policies and estimates; and

•	annually reviews the audit committee charter and the committee’s performance.

Compensation Committee

Our compensation committee consists of Mr. Fitzsimmons, who is the chair of the committee, and Mr. Benson and Dr. Laufer, each of whom is independent under the applicable rules of the NASDAQ listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, or the Exhange Act, and is an outside director under the applicable rules and regulations of the Internal

Revenue Service. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. Upon the completion of this offering, the compensation committee will also administer the issuance of stock options and other awards under our equity award plans.

Corporate Governance and Nominating Committee

Our nominating and corporate governance committee consists of Dr. Russell, who is the chair of the committee, and Dr. Cominelli and Mr. French, each of whom is an independent director as defined under the applicable rules of the NASDAQ listing standards. The governance and nominating committee makes recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors and its committees. In addition, the governance and nominating committee oversees our corporate governance guidelines and reporting and makes recommendations to the board of directors concerning governance matters.

Compensation Committee Interlocks and Insider Participation

During 2006, our compensation committee consisted of Dr. Laufer and Messrs. Fitzsimmons and French. Other than Mr. French who served as our President and Chief Executive Officer from our inception until December 2003, none of the members of the compensation committee has at any time since our inception ever been an officer or employee of our company. Except for the indemnification agreements described below under “Related Party Transactions—Indemnification Agreements” and the agreements with Asthmatx, Inc., of which Mr. French is President, Chief Executive Officer and a director, described below under “Related Party Transactions—Relationships with Asthmatx,” none of the members of the compensation committee has any related party transaction relationships with our company of a type that is required to be disclosed in the section of this prospectus entitled “Related Party Transactions.” None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2006.

Director Compensation

The following table provides information for 2006 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director during 2006. Our directors currently do not receive cash compensation for their services as directors. However, all of our directors are reimbursed for their reasonable expenses in attending board and committee meetings. Other than as set forth in the table and the narrative that follows it, we did not pay any fees to or reimburse any expenses of our directors, make any equity or non-equity awards to directors, or pay any other compensation to directors in 2006.

Name	Option awards(1)		All other compensation		Total
Buzz Benson	$—		$—		$—
Dr. Silvano Cominelli	—		—		—
Glendon E. French	3,396	(2)	—		3,396
W. James Fitzsimmons	3,396	(3)	—		3,396
Dr. Michael D. Laufer	3,396	(4)	39,000	(5)	42,396
Dr. Beat R. Merz(6)	—		—		—
Dr. Mary E. Russell(7)	9,083	(8)	28,125	(9)	37,208

(1)

The amounts in this column represent stock-based compensation expense recognized by us in 2006 relating to stock option grants in 2006 and prior years as computed in accordance with SFAS No. 123R without regard to estimated forfeitures. Please see note 7 of the notes to consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values.

(2)	As of December 31, 2006, Mr. French held outstanding stock options to purchase an aggregate of 1,519,535 shares of our common stock. In August 2006, Mr. French received a stock option to purchase 290,000 shares of our common stock in connection with his service as a director with an exercise price of $0.15 per share, which option vests ratably over 48 months.

(3)	As of December 31, 2006, Mr. Fitzsimmons held outstanding stock options to purchase an aggregate of 661,000 shares of our common stock. In August 2006, Mr. Fitzsimmons received a stock option to purchase 290,000 shares of our common stock in connection with his service as a director with an exercise price of $0.15 per share, which option vests ratably over 48 months.

(4)	As of December 31, 2006, Dr. Laufer held outstanding stock options to purchase an aggregate of 661,000 shares of our common stock. In August 2006, Dr. Laufer received a stock option to purchase 290,000 shares of our common stock in connection with his service as a director with an exercise price of $0.15 per share, which option vests ratably over 48 months.

(5)	Consists of fees paid to Dr. Laufer pursuant to the independent consultant agreement with Dr. Laufer described below.

(6)	Dr. Merz served on our board of directors as a representative of HBM Partners AG. Dr. Merz resigned from our board of directors in May 2007 and was replaced by Dr. Silvano Cominelli.

(7)	Dr. Russell joined our board of directors in October 2006.

(8)	As of December 31, 2006, Dr. Russell held outstanding stock options to purchase an aggregate of 500,000 shares of our common stock. In October 2006, Dr. Russell received a stock option to purchase 500,000 shares of our common stock upon her joining our board of directors with an exercise price of $0.15 per share, which option vests ratably over 48 months.

(9)	Consists of fees paid to Dr. Russell pursuant to the independent consultant agreement with Dr. Russell described below.

Following the completion of this offering, we intend to compensate our non-employee directors with a combination of cash and equity awards. Each non-employee director will receive an annual retainer of $30,000. In addition, the chairs of the audit committee, the compensation committee and the governance and nominating committee will receive additional annual retainers of $20,000, $5,000 and $5,000, respectively.

Pursuant to our 2008 Equity Incentive Plan that will be effective on the date of this prospectus, each non-employee director who has not received an option to purchase shares of our common stock during the two-year period immediately preceding the completion of this offering will be granted an option to purchase 196,000 shares of our common stock upon the completion of this offering with an exercise price per share equal to the initial offering price. Each non-employee director who has received an option to purchase shares of our common stock during the period commencing on the date that is two years prior to the completion of this offering and ending on the date that is one year prior to the completion of this offering will be granted an option to purchase 98,000 shares of our common stock upon the completion of this offering with an exercise price per share equal to the initial offering price. Each non-employee director who becomes a member of our board of directors after this offering will be granted an initial option to purchase 196,000 shares of our common stock upon election to our board of directors. On the date of each subsequent annual stockholder meeting, each non-employee director who continues to serve on the board of directors immediately following such meeting will automatically be granted an option to purchase 65,000 shares of our common stock (subject to pro-ration on a monthly basis in the event the non-employee director has not served an entire year on the board of directors since the last stock option grant to such non-employee director). Each option will have an exercise price equal to the fair market value of our common stock on the date of grant, will have a 10-year term and will terminate 90 days following the date the director ceases to serve on the board of directors or as a consultant for any reason other than death or disability, and 12 months following that date if the termination is due to death or disability. We expect that all stock options granted to members of our board of directors under the plan upon the completion of this offering or upon their election to the board of directors will vest monthly over three years, and that all subsequent options granted to such directors will vest monthly over a period of one year, subject in each case to continued service on the board of directors or as a consultant. In the event of our dissolution, liquidation, a change in control transaction or the acquisition of beneficial ownership of 50% or more of our voting securities by any third party unaffiliated with us, options granted to members of directors under the plan will become fully vested and exercisable in full.

Independent Consultant Agreements

Dr. Michael D. Laufer. We entered into an independent consultant agreement with Dr. Laufer, effective as of December 26, 2003. Under this agreement, Dr. Laufer provides us with consulting services relating to research and development, clinical, regulatory, marketing and other matters and provides us with rights to inventions that he makes during the term of the agreement that are related to, or useful in, the treatment of the airways of the lungs for emphysema. We have agreed to license back to Dr. Laufer any such invention for use in applications other than the treatment of the airways of the lungs for emphysema. In addition, if it is believed that the primary use of any such invention is for other than the treatment of the airways of the lungs for emphysema, and none of our employees or consultants were co-inventors on the invention, then Dr. Laufer may retain ownership of the invention provided that he grants to us an exclusive royalty-free license to the treatment of the airways of the lungs for emphysema. The agreement provides for compensation to Dr. Laufer for his consulting services of $36,000 for consulting services rendered through September 2006, which was paid in October 2006, and $1,000 per month thereafter. Dr. Laufer was paid $39,000 and $9,000 under this agreement in 2006 and in the nine months ended September 30, 2007, respectively. The agreement superseded the Independent Consultant Agreement we entered into with Dr. Laufer dated May 27, 2003, which was assigned to Asthmatx, Inc. in connection with Asthmatx’s spin-out from Broncus in December 2003. Under that agreement, Dr. Laufer was granted options to purchase an aggregate of 100,000 shares of our common stock, each with an exercise price of $0.24 per share, for his services as a consultant.

Dr. Mary E. Russell. We entered into an independent consultant agreement with Dr. Russell, effective October 12, 2006. Under this Agreement, Dr. Russell provides us with consulting services relating to clinical, regulatory, quality and manufacturing matters and provides us with rights to inventions she makes during the term of the agreement. The agreement provides for compensation to Dr. Russell for her consulting services of $500 per hour, not to exceed $10,000 in any calendar month without the written consent of our Chief Executive Officer. The agreement may be terminated by either party on 10 days’ advance written notice. Dr. Russell was paid $28,125 and $26,125 under this agreement in 2006 and in the nine months ended September 30, 2007, respectively.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General Compensation Policy

Our executive compensation program is designed to help us attract and motivate talented individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly and competitively over time, to retain those individuals who continue to perform at or above the levels that we expect, to provide a direct, meaningful link between achievement of overall corporate goals and total compensation, align executive interest with those of our stockholders by providing long-term equity incentives to build a sustainable company while effectively managing dilution and foster a shared commitment among executives through establishment of uniform corporate goals. To achieve these goals, our compensation committee recommends executive officer compensation packages to our board of directors that are generally comprised of the following elements:

•

base salary that is designed primarily to be competitive with base salary levels in effect at medical technology companies in the San Francisco Bay Area that are of comparable size to us and with which we compete for executive personnel;

•

annual variable performance bonuses payable in cash and tied to the achievement of pre-determined performance objectives recommended by the compensation committee and established by our board of directors;

•	long-term equity incentives to strengthen the mutuality of interests between our executive officers and our stockholders; and

•	change of control benefits.

We view the components of compensation as related but distinct. Although the compensation committee of our board of directors reviews the total compensation of our executive officers, given the different purposes of each component of compensation, we do not generally believe that significant compensation derived from one of the components of compensation should influence compensation from other components. However, as noted below, at times we have provided additional equity incentives to key employees rather than increasing their base salary. The compensation committee recommends to our board of directors the appropriate level for each compensation component based in part, but not exclusively, on the experience of the members of the compensation committee and other members of our board of directors with other development-stage medical technology companies, our view of internal equity and consistency, overall company performance and other considerations we deem relevant. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and current compensation and between cash and non-cash compensation. However, our philosophy is to make a significant percentage of an employee’s compensation performance-based and to keep cash compensation to a competitive level while providing the opportunity to be well rewarded through equity if the company performs well over time. We also believe that for development-stage technology companies, stock-based compensation is a primary motivator in attracting employees.

Annual Review of Cash and Equity Compensation

We generally perform, at least annually, a review of our executive officers’ compensation levels, as well as the mix of elements used to compensate our executive officers, to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. In addition, the compensation committee, together with our Chief Executive Officer (other than with respect to his own performance and objectives), reviews our executive officers’ performance and our performance for the last year as compared to the objectives for the last year, and reviews the objectives for the upcoming year, together with the executive officer’s responsibility level. The compensation committee’s most recent review occurred in January 2007. We currently intend to continue this practice of performing a review of our executive officers’

compensation levels at least annually. The compensation committee’s review of performance, and its determination that the elements of compensation are providing the appropriate balance of incentives and motivation to our executive officers, has been based primarily on the judgment of the committee members, rather than on an objective formula. We have not historically retained compensation consultants to help us evaluate our compensation philosophy and practices. The compensation committee will in the future have the authority to retain consultants of its choice to assist it in the administration of our executive compensation program.

Administration of Executive Compensation Program

Pursuant to the compensation committee charter as in effect in 2006 and 2007, the purpose of the compensation committee is to recommend to the board of directors the type and level of compensation for officers and employees, to administer our stock option plan and to perform related functions. The authority of the compensation committee in 2006 and 2007 included:

•	administering our incentive compensation and benefit plans;

•	recommending the grant of stock options;

•	recommending compensation levels for directors, officers and other employees, including annual salary, bonus and other benefits; and

•	periodically reviewing the operation of executive compensation programs.

In 2006 and 2007, our compensation committee made its recommendations for executive compensation to our board of directors, who would review the recommendations, and make the final determinations with respect to executive compensation. The process followed by the compensation committee in setting compensation for executives involves analyzing market pay practices, assessing our existing pay programs, reviewing the progress of our business, and reviewing total compensation costs and potential stock dilution. As a result of this review, in January 2006 and January 2007, the compensation program for the upcoming year was established. In reviewing base salary, cash incentive compensation and equity compensation, the compensation committee has taken into account:

•	the committee’s assessment of results achieved, leadership demonstrated and challenges faced during the previous year for each executive; relative base salaries and bonus targets among executives;

•	the difficulty of the executive’s role;

•	the percentage of outstanding shares represented by the stock options held by the executive, and the extent to which these options are vested; and

•	information regarding compensation levels of other early-stage medical device companies.

In establishing compensation levels for our executive officers, we have considered compensation levels of other privately-held companies in the medical device industry, as published in third-party compensation surveys such as the Thelander Pre-IPO Executive Compensation Survey, which is a survey of over 190 privately-held venture capital-backed companies, including over 70 companies in the medical device industry, and the experience of our compensation committee members with other medical device companies. The recommendations of our compensation committee with respect to base salary and option grants to executive officers in 2006 and 2007 were based in part on information in these surveys.

In recent years, decisions regarding executive compensation, including the granting of stock options to executive officers, have been made by our board of directors as a whole based upon recommendations by the compensation committee.

The members of the compensation committee throughout 2006 and 2007 were Dr. Laufer and Messrs. Fitzsimmons, French (until January 2007) and Benson (beginning January 2007). Although our Chief

Executive Officer attends portions of the meetings of the compensation committee, he does not participate in deliberations of the compensation committee that relate to his own compensation. In addition, our Chief Executive Officer abstains from any discussion or vote of our board of directors relating to his own compensation. Our Chief Executive Officer makes recommendations to our compensation committee regarding the establishment of bonus targets and salary levels, and reviews our performance and that of our executives with the compensation committee.

Executive Compensation Elements and Actions

Our executive compensation program consists of the following principal components: base salary, annual variable performance bonuses, long-term incentive compensation in the form of stock option awards, change of control benefits and benefit plans generally available to all employees. Each component of compensation is evaluated based on the factors discussed in each section below. Given the different purposes of each element of compensation, determinations by the compensation committee with respect to one element do not influence decisions by the committee with respect to other elements.

Base Salary

We determine our executive officers’ salaries on an individual basis by evaluating each executive’s scope of responsibility, performance, prior experience and salary history, as well as the salaries for similar positions at other privately-held medical device companies as published in industry surveys. We grant adjustments in salaries based on individual performance during the prior year, changes to responsibility levels for the upcoming year and cost of living adjustments. In January 2007, the compensation committee recommended, and our board of directors approved, a 4.75% across-the-board increase in the annual base salaries of all of our employees, including our executive officers at such time, effective February 1, 2007. This increase was intended to reflect the average anticipated increase in base salaries from 2006 to 2007 at comparable companies in the San Francisco Bay Area, based on information from third-party surveys and the experience of our board members. Accordingly, the annual base salaries of Messrs. Cole, Roschak, Omaleki and Ms. Isaac were increased to $259,780, $167,700, $194,822 and $214,738, respectively.

In June 2006, in connection with the hiring of Mr. Omaleki as our Vice President of Operations, we entered into an employment offer letter with Mr. Omaleki that provided him with a starting annual base salary of $190,000. In establishing his annual salary at this amount, the compensation committee considered market data, a subjective analysis of his skills and potential contributions and his base salary at his previous employer.

In January 2007, Ms. Isaac and Mr. Roschak were promoted to their current positions of Senior Vice President of Clinical and Regulatory Affairs and Quality Assurance and Senior Vice President of Research and Development, respectively. Neither Ms. Isaac nor Mr. Roschak received any increase in his or her base compensation as a result of these promotions other than the 4.75% increase in the base salaries of all of our employees in January 2007 described above. The compensation committee instead focused on increasing their equity incentive compensation, as it believed that this would better reflect their ability to affect corporate performance, and would align compensation with performance and with shareholder interests.

In September 2007, in connection with the hiring of Ms. MacIntosh as our Senior Vice President of Finance and Chief Financial Officer, we entered into an employment offer letter with Ms. MacIntosh that provided her with a starting annual base salary of $225,000. In establishing her annual salary at this amount, the compensation committee considered her base salary at her prior employer, as well as market data.

Incentive Compensation

Non-equity incentive plans or bonus compensation for our executive officers is designed to reward our executives for achieving key corporate goals. We generally pay annual bonuses during the first quarter of the year. Bonuses for our executive officers for 2006 totalled $69,287, based entirely on our achievement against pre-determined corporate performance objectives relating to our clinical studies and trials and other development activities. These objectives were recommended by the compensation committee and established by our board of directors at the beginning of 2006 and 2007, respectively, and set forth in our 2006 bonus plan and 2007 bonus plan, respectively. In contrast, for 2006, 50% of the bonus for each non-executive employee was based on our achievement against pre-determined corporate performance objectives relating to our clinical studies and trials, and 50% was based on his or her achievement against pre-determined individual performance objectives. We believed that by focusing solely on corporate goals, and not individual goals, for our executive officers, we would better align the interests of executives and shareholders, and foster a shared commitment among executives. Bonuses for 2007 to all employees are based entirely on our achievement against pre-determined corporate performance objectives relating to our clinical studies and other development activities. We may include individual objectives as well as corporate objectives in future periods, in order to recognize the different types of contributions that are provided by executives in different positions at our company.

Annual bonus targets are established as a pre-determined percentage of base salary and are intended to provide a competitive level of compensation to the extent we achieve our objectives. This specified percentage is either fixed in the officer’s employment offer letter, which percentage is then subject to adjustment by our board of directors in later years, or, if not specified in the officer’s employment offer letter, the percentage is established by our board of directors. For 2006 and 2007, the bonus targets for the executive officers were 22.5% of their base salaries, except that the bonus target of our Chief Executive Officer was 30% of his base salary. An executive officer can earn up to 100% of his or her bonus target. These levels were consistent with the bonus targets that we had established in prior years.

In establishing the performance objectives, the compensation committee generally considers the specific circumstances facing us and our expectations regarding company performance during the coming year and our strategic plan. The corporate performance objectives established by our board of directors and set forth in our 2006 and 2007 bonus plans for these cash bonuses and the percentage of the cash bonus incentive target that could be earned by each executive officer for achievement of the various objectives are provided in the chart below.

Bonus Plan Year	Objective	Maximum Percentage of Cash Incentive Bonus

2006	5% for the first patient randomized per site at each of five sites	25%

	1.25% for each patient randomized, excluding the first patient randomized at each site, up to a maximum of 40 patients	50%

	FDA approval of our good laboratory practices animal study	25%

2007	FDA approval to proceed to full enrollment in our EASE Trial	35%

	15% for use of our Exhale UltraNeedle in a subject in our EASE Trial	15%

	0.5% for each patient randomized after the first 50 randomized patients, up to 50 patients	25%

	25% for achieving over 100 patient randomizations	25%

In addition, Mr. Roschak will receive an additional $10,000 bonus for 2007 in the event we achieve certain product development milestones. This amount was determined to be appropriate based on the subjective judgement of our compensation committee and board of directors.

In November 2007, we determined that we may evaluate our Exhale UltraNeedle outside of the EASE Trial, and accordingly, our board of directors determined that in view of the status of development of the Exhale UltraNeedle, the objective of the condition in our 2007 bonus plan with respect to the use of our Exhale UltraNeedle in our EASE Trial had been satisfied and bonuses would be paid as if this objective had been achieved.

Our board of directors chose objectives related to our clinical testing for our 2006 and 2007 bonus plans because it believed that success in that area is critical to the future success of our business.

For 2006, Messrs. Cole, Roschak and Omaleki and Ms. Isaac earned bonuses, which were paid in January 2007, equal to $27,900, $15,525, $8,565 and $17,297, respectively, based on our results with respect to the objectives for 2006 described above.

Our annual cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent fiscal year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time and are dependent on our future success, provides a significant incentive to our executives towards achieving our short-term corporate objectives. Thus, we believe our cash bonuses are an important motivating factor for our executive officers, in addition to being a significant factor in attracting and retaining our executive officers.

We have historically not paid any automatic or guaranteed bonuses to our executive officers.

Stock Options

Stock options are an essential element of our executive compensation philosophy and package. Our board of directors believes that equity-based compensation in the form of stock options links the interests of management and stockholders by focusing employees and management on increasing stockholder value. The actual value of the equity-based compensation depends entirely on appreciation of our common stock. Stock options have value for the executive only if the price of our common stock increases above the fair market value on the grant date and the executive remains in our employ for the period required for the stock options to vest.

The number of shares subject to each stock option granted to an executive officer is within the discretion of our board of directors, and except as otherwise noted below, our grants in 2006 and 2007 were based primarily on levels of option grants for comparable positions at other companies in our industry at a comparable stage of development, the executive’s anticipated contribution and ability to affect corporate results and consistency with grants to other executive officers in the executive’s peer group within our company. The stock options are granted at a price that is equal to 100% of the fair market value of our common stock on the date of grant, the determination of which is discussed below. To date, initial stock option grants to our executive officers have vested with respect to 1/4th of the underlying shares on the one-year anniversary of the employment start date and with respect to 1/48th of the underlying shares each month thereafter except as otherwise described in the table below entitled “Outstanding Equity Awards at December 31, 2006.” Subsequent annual stock option grants to our executive officers typically vest over a four-year period in equal monthly increments. Our compensation committee may also grant additional stock options to executives in connection with a significant change in responsibilities, to achieve equity within a peer group or for other reasons.

We do not have any program, plan or obligation that requires us to grant stock options to our executive officers on specified dates, nor do we have any formal or informal equity security ownership guidelines or requirements for our executive officers. In addition, because we have not been a public company, we have not timed our equity grants in connection with the release or withholding of material non-public information. It is possible that we will establish programs or policies of this sort in the future, but we do not expect to do so prior to the completion of this offering.

In connection with her hiring, we granted Ms. Isaac a stock option in March 2006 to purchase 625,000 shares of our common stock. The number of shares to be granted to Ms. Isaac represented a percentage of our fully-diluted shares that the compensation committee determined was an appropriate level of equity participation for her position, based on market data, the experience of our compensation committee members with other early-stage medical device companies and a subjective analysis of her skills and potential contributions.

In connection with his hiring, we granted Mr. Omaleki a stock option in August 2006 to purchase 795,000 shares of our common stock. The number of shares to be granted to Mr. Omaleki represented a percentage of our fully-diluted shares, following our anticipated Series F preferred stock financing we completed in July and August 2006, that the compensation committee determined was an appropriate level of equity participation for his position, based on market data, the experience of our compensation committee members with other early-stage medical device companies and a subjective analysis of his skills and potential contributions.

In addition, in August 2006, we granted Messrs. Cole and Roschak and Ms. Isaac stock options to purchase 2,100,000, 430,000 and 430,000 shares of our common stock, respectively. These options were granted to offset the dilution that would result from the issuance of our Series F preferred stock in July and August 2006, to reflect an increase in Mr. Roschak’s and Ms. Isaac’s responsibilities at the company and to bring each of these executives in line with equity participation levels by executives holding similar positions at other early-stage medical device companies.

In January 2007, we granted Messrs. Cole and Roschak and Ms. Isaac stock options to purchase 1,782,000, 303,000 and 302,000 shares of our common stock, respectively. These options were granted to Ms. Isaac and Mr. Roschak in connection with their January 2007 promotions to their current positions of Senior Vice President of Clinical and Regulatory Affairs and Quality Assurance and Senior Vice President of Research and Development, respectively. The number of shares granted to each of them brought each of their total equity ownership to 1% of our fully-diluted shares at the time, which the compensation committee determined was an appropriate level of equity participation for their new positions based on market data and the experience of our compensation committee members with other early-stage medical device companies. The number of shares granted to Mr. Cole reflected an assessment by the compensation committee of market data and the number of shares that would be required to bring him to a level consistent with that provided by other comparable companies, in view of his performance and contribution.

In September 2007, we granted Messrs. Cole, Roschak and Omaleki and Ms. Isaac stock options to purchase 750,000, 165,000, 165,000 and 165,000 shares of our common stock, respectively. These options were granted to offset some of the dilution that would result from the issuance of additional shares of our Series F preferred stock in October 2007.

In addition, in connection with her appointment as our Senior Vice President of Finance and Chief Financial Officer in September 2007, we granted Ms. MacIntosh a stock option to purchase 1,607,840 shares of our common stock. The number of shares to be granted to Ms. MacIntosh represented a percentage of our fully-diluted shares following the October 2007 Series F preferred stock financing that the compensation committee determined was an appropriate level of equity participation based on market data, the experience of our compensation committee members with other early-stage medical device companies, and subjective analysis of her skills and potential contributions.

We have not historically granted any equity awards other than stock options. Our 2008 Equity Incentive Plan that will become effective on the date of this prospectus will afford us flexibility in making a variety of equity awards, including stock options, restricted stock awards, stock appreciation rights, restricted stock units, stock bonus awards and performance shares. No person will be eligible to receive more than 4,000,000 shares in any calendar year under our 2008 Equity Incentive Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 8,000,000 shares under the plan in the calendar year in which the employee commences employment.

Severance and Change of Control Payments

We have entered into agreements with each of our employees, including our executive officers, providing for acceleration of vesting as to a portion of all of the stock options held by such person in the event such person is terminated without cause or resigns as a result of, and within 30 days of, being notified of a material reduction in such person’s base salary or of a relocation of our offices that such person is required to work at a location more than 30 miles from our principal offices, in each case, within 12 month following our acquisition by merger, sale of substantially all of our assets or similar transaction, or our dissolution or liquidation, or in the event the acquiring entity elects not to assume the stock options held by such persons or issue equivalent stock options in substitution, or a change in control. In such an event, vesting will accelerate so that the total percentage of vested shares subject to the stock options held by each such affected person will be equal to the sum of (i) 50% of all shares subject to stock options held by such person, plus (ii) 50% of all shares subject to stock options held by such person multiplied by a fraction equal to the number of months of employment divided by 48 months.

In addition, we will enter into an executive change of control agreement with each of our executive officers, effective upon the completion of this offering, providing for severance and continuation of benefits in the event such officer is terminated without cause or is constructively terminated in connection with, or during the 12 months following, a change in control. In such an event, the terminated individual will continue to receive his or her annual base salary for a period of 12 months with respect to our Chief Executive Officer and six months with respect to our other executive officers. In addition, each of these officers will receive continuation of all life, medical, dental, vision and disability insurance benefits for the same number of months as specified in the preceding sentence following termination. In each case, our obligation to make any severance payment is expressly conditioned upon such terminated individual’s execution and delivery of a general release and waiver of claims.

For a quantification of these severance and change of control benefits, please see “Executive Compensation—Employment, Severance and Change of Control Arrangements.”

The change of control and severance benefits do not influence and are not influenced by the other elements of compensation as these benefits serve different objectives than the other elements. Our board of directors determined to adopt these severance and change of control arrangements because we believe that in the event of a potential change of control, the benefits promote the ability of our executive officers to act in the best interest of our stockholders without regard for the potential impact on their own job position. In addition, we provide severance benefits because we believe the benefits provide us with more flexibility to make a change in executive management if such change is in our stockholders’ best interest. We also believe that these severance and change of control arrangements allow us to mitigate some of the risk that exists for executives working in a dynamic start-up company in an industry in which many companies are acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We may, but have not, matched employee contributions or made discretionary contributions to the 401(k) Plan. There were no special benefits or perquisites provided to any executive officer in 2006 or 2007 to date.

Accounting and Tax Considerations

We account for equity compensation paid to our employees under SFAS 123R, which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified stock options granted at fair market value should be deductible, to the extent that a stock option constitutes an incentive stock option gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for individual compensation to certain executives exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. Stock option grants made under our 1997 stock option plan and our 2007 stock option plan currently do not meet the requirements for performance-based grants as defined in Section 162(m) of the Internal Revenue Code, so they are not exempt from the $1,000,000 deduction limitation. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract or retain executive talent. None of our executives were paid non-performance based compensation in 2006 in excess of the Internal Revenue Code Section 162(m) tax deduction limitation.

Executive Compensation Tables

The following table presents compensation information for the year ended December 31, 2006 paid to or accrued for our Chief Executive Officer, who also acted in the capacity of our principal financial officer throughout 2006 and until the hiring of Dean MacIntosh as our Chief Financial Officer in September 2007, and each of our three other most highly compensated executive officers whose total compensation for 2006 was more than $100,000. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Total
Cary B. Cole	2006	$246,916	$58,189	$27,900	$333,005
President and Chief Executive Officer

Nancy E. Isaac	2006	205,000	11,223	17,297	233,520
Senior Vice President of Clinical and Regulatory Affairs and Quality Assurance

Edmund J. Roschak	2006	159,000	5,036	15,525	179,561
Senior Vice President of Research and Development

Samuel L. Omaleki	2006	102,916	9,311	8,565	120,792
Vice President of Operations

(1)	The amounts in this column represent stock-based compensation expense recognized by us in 2006 relating to stock option grants in 2006, as computed in accordance with SFAS No. 123R, without regard to estimated forfeitures. Please see note 7 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values.

(2)	The amounts in this column include amounts earned in 2006 but paid in 2007. Except as otherwise noted below, all non-equity incentive plan compensation was paid pursuant to our 2006 bonus plan. For a description of our 2006 bonus plan, please see “Executive Compensation—Compensation Discussion and Analysis—Cash Bonuses.”

Grants of Plan-Based Awards During 2006

The following table provides information with regard to each plan-based award granted to each named executive officer during the year ended December 31, 2006:

Name	Grant Date		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Awards: Number of Securities Underlying Options(2)		Exercise or Base Price of Option Awards(3)	Grant Date Fair Value of Option Awards(4)
			Target	Maximum
Cary B. Cole			33,609	33,609
	8/7/2006	(5)			2,100,000	(5)	$0.15	$0.2754

Nancy E. Isaac			27,782	27,782
	8/7/2006	(7)			430,000	(7)	$0.15	0.2754
	3/9/2006	(6)			625,000	(6)	$0.15	0.1516

Edmund J. Roschak			21,683	21,683
	8/7/2006	(8)			430,000	(8)	$0.15	0.2754

Samuel L. Omaleki			25,205	25,205
	8/7/2006	(9)			795,000	(9)	$0.15	0.2754

(1)	This column sets forth the target and maximum bonuses payable pursuant to our 2006 bonus plan. Please see the amounts in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above for the actual bonus amounts earned by our named executive officers in 2006. For a description of our 2006 bonus plan, please see “Executive Compensation—Compensation Discussion and Analysis—Cash Bonuses.”

(2)	Each stock option was granted pursuant to our 1997 Stock Option Plan. The vesting of each of these stock options accelerates as to a portion or all of the option upon the occurrence of certain events as described under “Executive Compensation—Severance and Change of Control Arrangements.”

(3)	Represents the fair market value of a share of our common stock on the option’s grant date, as determined by our board of directors.

(4)	The amounts in this column represent the grant date fair value of the stock option, computed in accordance with SFAS No. 123R, without regard to estimated forfeitures. Please see note 7 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values.

(5)	Vests ratably over 48 months after the date of grant.

(6)	Vests with respect to 1/4th of the shares upon the one-year anniversary of Ms. Isaac’s employment commencement date and with respect to 1/48th of the shares each month thereafter.

(7)	Vests with respect to 5/48th of the shares upon the one-year anniversary of Ms. Isaac’s employment commencement date and with respect to 1/48th of the shares each month thereafter.

(8)	Vests ratably over 48 months after the date of grant.

(9)	Vests with respect to 1/4th of the shares upon the one-year anniversary of Mr. Omaleki’s employment commencement date and with respect to 1/48th of the shares each month thereafter.

Stock Option Grants in 2007

In January 2007, we granted Messrs. Cole and Roschak and Ms. Isaac stock options to purchase 1,782,000, 303,000 and 302,000 shares of our common stock, respectively, each with an exercise price of $0.15 per share. Each of these stock options vests ratably over 48 months and accelerates as to a portion or all of the option upon the occurrence of certain events as described under “Severance and Change of Control Arrangements.” Each of these stock options was granted under our 1997 Stock Option Plan.

In September 2007, we granted Messrs. Cole, Roschak and Omaleki and Ms. MacIntosh and Isaac stock options to purchase 750,000, 165,000, 165,000, 1,607,840 and 165,000 shares, respectively, each with an exercise price of $0.20 per share. The stock option granted to Ms. MacIntosh vests with respect to 1/4th of the shares on the one-year anniversary of Ms. MacIntosh’s employment commencement date and with respect to 1/48th of the shares each month thereafter and accelerates as to a portion or all of the option upon the occurrence of certain events as described under “Severance and Change of Control Arrangements.” Each of the stock options granted to Messrs. Cole, Roschak and Omaleki vests ratably over 48 months and accelerates as to a portion or all of the option upon the occurrence of certain events as described under “Severance and Change of Control Arrangements.” Each of these stock options was granted under our 2007 Stock Option Plan.

Outstanding Equity Awards at December 31, 2006

The following table presents information regarding the outstanding option awards held as of December 31, 2006 by each named executive officer:

Name	Number of securities underlying unexercised options(1)		Option exercise price(2)	Option expiration date
	Exercisable	Unexercisable
Cary B. Cole	125,000	—	$0.144	7/10/2011	(3)
	4,467	—	$0.144	9/25/2011	(3)
	50,000	—	$0.144	3/12/2012	(3)
	13,420	—	$0.144	5/7/2012	(3)
	9,188	—	$0.144	11/12/2012	(3)
	80,407	—	$0.144	5/13/2013
	4,894	—	$0.144	11/11/2013
	667,000	—	$0.15	4/6/2014
	1,270,000	—	$0.15	1/11/2015
	2,100,000	—	$0.15	8/6/2016

Nancy E. Isaac	625,000	—	$0.15	3/8/2016	(4)
	430,000	—	$0.15	8/6/2016	(5)

Edmund J. Roschak	25,798	—	$0.144	7/18/2010	(3)
	2,344	—	$0.144	11/1/2010	(3)
	4,248	—	$0.144	5/8/2011	(3)
	10,000	—	$0.144	7/10/2011	(3)
	6,955	—	$0.144	9/25/2011	(3)
	13,420	—	$0.144	5/7/2012	(3)
	9,188	—	$0.144	11/12/2012	(3)
	4,206	—	$0.144	5/13/2013
	4,040	—	$0.144	11/11/2013
	213,440	—	$0.15	4/6/2014
	330,000	—	$0.15	1/11/2015
	430,000	—	$0.15	8/6/2016

Samuel L. Omaleki	795,000	—	$0.15	8/6/2016	(6)

(1)

Each stock option was granted pursuant to our 1997 Stock Option Plan. Each stock option is immediately exercisable in full; however, any unvested shares issued upon exercise will be subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule of the stock option. Except as otherwise indicated, each stock option vests as to 1/48th of the underlying shares each month elapsed after the grant date. Each of these stock options expires 10 years from the date of grant.

(2)	Represents the fair market value of a share of our common stock on the option’s grant date, as determined by our board of directors. The exercise prices of options granted prior to December 2003 have been adjusted to reflect our spin-out of Asthmatx, Inc.

(3)	Each of these stock options is fully-vested and exercisable.

(4)

This stock option vested as to 1/4th of the underlying shares on December 5, 2006, has vested and will continue to vest as to 1/48th of the underlying shares each month thereafter and accelerates as to a portion or all of the option upon the occurrence of certain events as described under “Executive Compensation—Employment, Severance and Change of Control Arrangements.”

(5)

This stock option vested as to 5/48th of the underlying shares on December 5, 2007, has vested and will continue to vest as to 1/48th of the underlying shares on the 7th day of each month thereafter and accelerates as to a portion or all of the option upon the occurrence of certain events as described under “Executive Compensation—Employment, Severance and Change of Control Arrangements.”

(6)

This stock option vested as to 1/4th of the underlying shares on June 19, 2007, has vested and will continue to vest as to 1/48th of the underlying shares each month thereafter and accelerates as to a portion or all of the option upon the occurrence of certain events as described under “Executive Compensation—Employment, Severance and Change of Control Arrangements.”

Options Exercised and Stock Vested

None of the named executive officers exercised any of his or her stock options during 2006 and we have not granted any restricted stock awards to our named executive officers.

Offer Letters

Each of our executive officers was hired pursuant to an offer letter that provided for at-will employment without any specific term. The offer letters generally established each executive’s starting annual base salary and bonus target, and provided that we would recommend that our board of directors approve an initial option grant to the executive officer. These offer letters did not provide for any severance or change of control benefits or impose any other continuing obligations on us.

Severance and Change of Control Arrangements

We have entered into letter agreements with each of our executive officers providing for acceleration of vesting as to a portion or all of the stock options held by an officer in the event such officer is terminated without cause or resigns as a result of, and within 30 days of, being notified of a material reduction in such person’s base salary or of a relocation of our offices that such person is required to work at to a location more than 30 miles from our principal offices, in each case, within 12 months following our acquisition by merger, sale of substantially all of our assets or similar transaction, or our dissolution or liquidation, or in the event the acquiring entity elects not to assume the stock options held by such persons or issue equivalent stock options in substitution, each a change in control. In such an event, vesting will accelerate so that the total percentage of vested shares subject to the options held by each such affected person will be equal to the sum of (i) 50% of all shares subject to options held by such person, plus (ii) 50% of all shares subject to options held by such person multiplied by a fraction equal to the number of months of employment divided by 48 months.

In addition, we will enter into an executive change of control agreement with each of our executive officers, effective upon the completion of this offering, providing for severance and continuation of benefits in the event such officer is terminated without cause or is constructively terminated in connection with, or during the 12 months following, a change in control. In such an event, the terminated individual will continue to receive his or her annual base salary for a period of 12 months with respect to our Chief Executive Officer and six months with respect to our other executive officers. In addition, each of these officers will receive continuation of all life, medical, dental, vision and disability insurance benefits for the same number of months as specified in the preceding sentence following termination. In each case, our obligation to make any severance payment is expressly conditioned upon such terminated individual’s execution and delivery of a general release and waiver of claims.

The following table summarizes the benefits payable to each named executive officer and Ms. MacIntosh pursuant to the arrangements described above in the event of each of their terminations in connection with, or during the 12 months following, a change of control:

Name	Change of Control and Termination without Cause or for Good Reason
	Salary(1)	Continuation of Benefits	Acceleration of Equity Vesting(2)
Cary B. Cole	$248,000	$19,344	$
Dean MacIntosh	112,500	8,514
Nancy E. Isaac	102,500	6,678
Edmund J. Roschak	79,500	10,326
Samuel L. Omaleki	95,000	8,514

(1)	Calculated based on the termination and change of control taking place as of December 31, 2006 and assuming we had entered into the executive change of control agreements described above as of December 31, 2006.

(2)	Calculated based on the termination and change of control taking place as of December 31, 2006 and based on an assumed initial public offering price of $ per share.

Equity Incentive Plans

This section contains a summary of our equity incentive plans. Until May 2007, we had granted all options to purchase shares of our common stock from our 1997 Stock Option Plan. Upon the adoption of our 2007 Stock Option Plan in May 2007, our 1997 Stock Option Plan was terminated and we have granted options to purchase shares of our common stock only from our 2007 Stock Option Plan since that time. Following the completion of this offering, our 2007 Stock Option Plan will terminate and we will grant stock options and other types of equity award from our 2008 Equity Incentive Plan.

1997 Stock Option Plan

Our board of directors adopted and our stockholders approved our 1997 Stock Option Plan in February 1997. As of September 30, 2007, options to purchase 15,423,452 shares of our common stock were outstanding under our 1997 Stock Option Plan at a weighted average exercise price of $0.1488. This plan terminated in May 2007, and no additional options may be granted under this plan. However, all stock options outstanding on the termination of the 1997 Stock Option Plan will continue to be governed by the terms and conditions of the 1997 Stock Option Plan. Options granted under the 1997 Stock Option Plan are subject to terms substantially similar to those described below with respect to options granted under the 2007 Stock Option Plan.

2007 Stock Option Plan

Background. The 2007 Stock Option Plan serves as the successor equity compensation plan to our 1997 Stock Option Plan. Our board of directors adopted and our stockholders approved our 2007 Stock Option Plan in May 2007.

The 2007 Stock Option Plan will terminate on the date of this prospectus, and thereafter we will not grant any additional options under the 2007 Stock Option Plan. However, any outstanding options granted under the 2007 Stock Option Plan will remain outstanding, subject to the terms of our 2007 Stock Option Plan and stock option agreements, until the options are exercised or until they terminate or expire by their terms.

Administration. The 2007 Stock Option Plan is currently administered by our board of directors, which determines which individuals are eligible to receive options under the plan, the time or times when such options are to be made, the number of shares subject to each such option, the designation of any granted option as either an incentive stock option or a nonqualified stock option under United States federal tax laws, the vesting schedule applicable to an option and the maximum term, up to a term of ten years, for which any option is to remain outstanding. Our board of directors also determines the exercise price of options granted.

Share Reserve. As of September 30, 2007, we had reserved 6,093,919 shares of our common stock for issuance under the 2007 Stock Option Plan. As of September 30, 2007, options to purchase 4,612,840 shares were outstanding and 1,481,078 of these shares remained available for future grant. The options outstanding as of September 30, 2007 had a weighted average exercise price of $0.1932 per share. In addition, any shares issued under the 1997 Stock Option Plan that are forfeited or repurchased by us prior to vesting or that are issuable upon exercise of options granted pursuant to the 1997 Stock Option Plan that expire or become unexercisable for any reason without having been exercised in full, will no longer be available for grant and issuance under the 1997 Stock Option Plan, but will instead become available for grant and issuance under the 2007 Stock Option Plan (alternatively, our 2008 Equity Incentive Plan as described below). Shares that are subject to issuance upon exercise of an option granted under the 2007 Stock Option Plan, but cease to be subject to such option for any reason other than exercise of such option will be available for issuance in connection with future options (including under our 2008 Equity Incentive Plan as described below).

Stock Options. Our 2007 Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by our board of directors, provided that incentive stock options are subject to statutory limitations, including a requirement that the exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant (110% if granted to a 10% shareholder).

After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date. Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2007 Stock Option Plan), then the optionee’s options expire on the optionee’s termination date or at such later time and on such conditions as determined by our board of directors.

Change of Control. In the event of a liquidation, dissolution or change in control transaction, outstanding options may be assumed or replaced by the successor company (if any). Outstanding options that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines.

Transferability of Options. Generally, a participant may not transfer an option other than by will or the laws of descent and distribution unless, in the case of options other than incentive stock options, the plan administrator permits the transfer of an option to certain authorized transferees (as set forth in our 2007 Stock Option Plan).

Payment for Purchase of Shares of our Common Stock. Payment for shares of our common stock purchased pursuant to the 2007 Stock Option Plan may be made by any of the following methods (provided such method is permitted in the applicable option agreement to which such shares relate): (i) cash (including by check), (ii) tender of a full recourse promissory note, (iii) cancellation of indebtedness, (iv) surrender of shares, (v) waiver of compensation due or accrued for services rendered, (vi) through a “same day sale” program or through a “margin” commitment meeting the requirements of Regulation T promulgated by the Federal Reserve Board or (vii) by any combination of the foregoing.

Amendment and Termination. Our board of directors may amend or terminate the 2007 Stock Option Plan at any time, however, no amendment that is detrimental to a plan participant may be made to an outstanding option without the consent of the affected participant.

2008 Equity Incentive Plan

We anticipate that we will adopt a 2008 Equity Incentive Plan that will take effect on the date of this prospectus and will serve as the successor to our 2007 Stock Option Plan. The initial share reserve is 6,000,000 (subject to further adjustment to reflect any stock split or stock dividend that may occur between the date of adoption and the date of this prospectus) shares of our common stock for issuance under our 2008 Equity Incentive Plan. In addition, shares not issued, or subject to outstanding grants, under our 1997 Stock Option Plan and our 2007 Stock Option Plan on the date of this prospectus, and any shares issued under the 1997 Stock Option Plan and the 2007 Stock Option Plan that after the effective date of this prospectus are either forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will become available for grant and issuance under our 2008 Equity Incentive Plan. Further, the number of shares available for grant and issuance under the 2008 Equity Incentive Plan will be increased automatically on January 1 of each of 2009 through 2018 by an amount equal to up to 4% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. In addition, the following shares will again be available for grant and issuance under our 2008 Equity Incentive Plan:

•

shares subject to an option or stock appreciation right granted under our 2008 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to an award granted under our 2008 Equity Incentive Plan that are forfeited or repurchased by us at the original issue price;

•	shares surrendered pursuant to an exchange program; or

•	shares subject to an award granted under our 2008 Equity Incentive Plan that otherwise terminates without shares being issued.

We anticipate that our 2008 Equity Incentive Plan will terminate ten years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors. Our 2008 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, stock bonus awards and performance shares. No person will be eligible to receive more than 4,000,000 shares in any calendar year under our 2008 Equity Incentive Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 8,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2008 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of the compensation committee. Our compensation committee will have the authority to construe and interpret our 2008 Equity Incentive Plan, grant and determine the terms of each award, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration payable upon exercise of the award, and make all other determinations necessary, desirable, or advisable for the administration of the plan. The compensation committee will also have the authority to institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged, as well as to reprice outstanding awards.

Options. We anticipate that our 2008 Equity Incentive Plan will provide for the grant of incentive stock options only to our employees and those of any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors. The exercise price of incentive stock options must be at least equal to 100% of the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to 10% or greater stockholders must be at least equal to 110% of the fair market value of our common stock on that date. Further, over the life of the plan, no more than 60,000,000 shares may be issued pursuant to the exercise of incentive stock options. The exercise price of nonqualified stock options may be less than 100% of the fair market value of our common stock on the date of grant in the compensation committee’s discretion.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Options may vest based on time or achievement of performance conditions. In general, options will vest over a four-year period. After termination of services, an option may be exercised for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. Options will generally terminate immediately upon termination of employment for cause. The maximum term of options granted under our 2008 Equity Incentive Plan is ten years.

Restricted Stock Awards. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us. Restricted stock awards may vest based on time or achievement of performance conditions.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the increase in the fair market value of our common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). Stock appreciation rights may vest based on time or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Units. Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash.

Stock Bonuses. Stock bonuses are awards of shares of our common stock, which may be restricted stock or restricted stock units, that are granted as additional compensation for service and/or performance. Payment from the holder is not required for stock bonuses, and generally stock bonuses will not be subject to vesting.

Grants to Outside Directors. The 2008 Equity Incentive Plan provides for the automatic grant of stock options to our non-employee directors. Each non-employee director who has not received an option to purchase our common stock in the two-year period preceding the effective date of this offering and who is a member of our board of directors on such date will automatically be granted an option to purchase 196,000 shares of our common stock on the effective date of this offering at an exercise price per share equal to the initial offering price. In addition, each non-employee director who has received an option to purchase shares of our common stock during the period commencing on the date that is two years prior to the effective date of this offering and ending on the date that is one year prior to the effective date of this offering will be granted an option to purchase 98,000 shares of our common stock upon the completion of this offering with an exercise price per share equal to the initial offering price. Thereafter, each non-employee director who first becomes a member of our board of directors after the effective date of this offering will automatically be granted an option to purchase 196,000 shares of our common stock on the date such non-employee director first becomes a member of our board of directors. These “initial” option grants will vest monthly over three years. In addition, on the first business day following our annual meeting of stockholders, each non-employee director who is then a member of our board of directors will automatically be granted an option to purchase 65,000 shares of our common stock. However, in the event a non-employee director received an initial grant under the 2008 Equity Incentive Plan of an option to purchase 196,000 shares of our common stock in the 12-month period preceding the annual meeting of our stockholders, then such outside director’s first succeeding stock option grant will be equal to the product of (a) 65,000 and (b) a fraction, the numerator of which is the number of full calendar months such non-employee director has been a member of our board of directors prior to our annual stockholder’s meeting and the denominator of which is 12. These “succeeding” option grants will vest monthly over a period of one year. All awards granted under the automatic grant provisions to our non-employee directors will have a term of ten years and an exercise price equal to the fair market value on the date of grant. Non-employee directors may also be granted discretionary awards under the 2008 Equity Incentive Plan; they are not limited to receiving only the automatic stock option grants described above. In the event of a change in control transaction, all awards held by our non-employee directors will accelerate fully and become vested and exercisable.

Transferability of Awards. Awards granted under our 2008 Equity Incentive Plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Awards may be exercised during the lifetime of the award holder only by the award holder or the award holder’s guardian or legal representative.

Change of Control. If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. In the discretion of our board of directors or our compensation committee, if so authorized by our board of directors, the vesting of these awards may be accelerated in connection with these types of transactions.

2008 Employee Stock Purchase Plan

Background. We intend to establish prior to the completion of this offering, a 2008 Employee Stock Purchase Plan to take effect as of the date of this prospectus. We intend that the 2008 Employee Stock Purchase Plan qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. This plan will be designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases will be accomplished through participation in discrete offering periods.

Share Reserve. We initially reserved 2,000,000 (subject to further adjustment to reflect any stock split or stock dividend that may occur between the date of adoption and the date of this prospectus) shares of our common stock for issuance under our 2008 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2008 Employee Stock Purchase Plan will increase automatically on the first day of each January, starting with January 1, 2009, by the number of shares equal to up to 1% of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 14,000,000 shares of our common stock may be issued under our 2008 Employee Stock Purchase Plan and no other shares may be added to this plan without the approval of our stockholders.

Administration. Upon the completion of this offering, our compensation committee will administer our 2008 Employee Stock Purchase Plan. Participation will be limited to our employees. Our employees will generally be eligible to participate in our 2008 Employee Stock Purchase Plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2008 Employee Stock Purchase Plan, will be ineligible to participate in our 2008 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2008 Employee Stock Purchase Plan, eligible employees will acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We will also have the right to amend or terminate our 2008 Employee Stock Purchase Plan and offering periods thereunder. Our 2008 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first offering date, unless it is terminated earlier by our board of directors.

Purchase Rights. When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period will be automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 27 months. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period, commencing with the offering period that commences August 15, 2008, will run from August 15 to February 14 or from February 15 to August 14, as the case may be with a purchase occurring on the last trading day within such offering period. The first offering period will begin upon the effective date of this prospectus and will end on February 14, 2009. With respect to the first offering period the first purchase date will be on the first August 14 or February 14 that is more than six months after the effective date of this prospectus and subsequent purchases will be made on the February 14 and August 14, until the final purchase date of February 14, 2009. If the closing price on the offering date of the next offering period is less than the fair market value determined for the commencement of the applicable offering period, then following the purchase of shares for such purchase period, such offering period shall automatically terminate (if not already terminating by its terms) and participants shall automatically be enrolled in the subsequent offering period.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2008 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period (the price shown this prospectus in the case of the first offering period) and (ii) the last trading day of the applicable purchase period.

Change in Control. In the event of a change in control transaction, our 2008 Employee Stock Purchase Plan and any offering periods that commenced prior to the completion of the proposed transaction may terminate on the completion of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

Additional Employee Benefit Plans

2007 Bonus Plan

In January 2007, our board of directors adopted our 2007 bonus plan. Full-time employees are automatically eligible to participate in our 2007 bonus plan. Bonuses are to be paid in the form of cash and are based on the achievement of certain company performance objectives. Please see “Executive Compensation—Compensation Discussion and Analysis—Cash Bonuses.”

401(k) Plan

We offer a 401(k) plan to all employees who meet specified eligibility requirements. Eligible employees may contribute a portion of their respective compensation, subject to limitations established by the Internal Revenue Code. We presently do not match participant contributions. Participants are immediately vested in their contributions plus actual earnings thereon.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our restated certificate of incorporation and bylaws to be in effect upon the completion of this offering and upon our reincorporation into Delaware, respectively, provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf, subject to limited exceptions. Our bylaws provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her action in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding, and obligate us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, all subject to limited exceptions. We believe provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. In addition, we intend to obtain and maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

In addition to the executive and director compensation arrangements, including the employment, consulting, termination of employment and change of control arrangements, discussed above under “Management” and “Executive Compensation,” the following is a description of transactions since January 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of Series E Preferred Stock

In March, April and September 2004, we sold an aggregate of 23,943,450 shares of our Series E preferred stock at $0.6578 per share for an aggregate purchase price of $15.8 million and issued an aggregate of 1,347,951 shares of our common stock for no additional consideration to purchasers of our Series E preferred stock. Each share of Series E preferred stock will convert into one share of our common stock immediately prior to the completion of this offering. The following table identifies the number of shares of Series E preferred stock purchased by and the number of shares of our common stock issued to current holders of more than 5% of our outstanding stock and our directors and executive officers and their affiliated entities. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Shares of Series E Preferred Stock	Shares of Common Stock	Aggregate Purchase Price	Percentage of Total Shares of Series E Sold
Entities affiliated with HBM Partners AG(1)	9,577,379	539,180	$6,299,999.91	40.0%
Entities affiliated with Menlo Ventures(2)	1,520,216	85,584	$999,998.08	6.3%
SightLine Healthcare Fund III, L.P.(3)	532,075	29,954	$349,998.94	2.2%
Boston Scientific Corporation(4)	304,042	17,117	$199,998.83	1.3%
Dr. Michael D. Laufer	7,600	428	$4,999.28	0.0%
MC2 Foundation(5)	7,600	428	$4,999.28	0.0%

(1)	Represents 7,154,303 shares of Series E preferred stock and 402,768 shares of common stock held by HBM BioCapital (EUR) L.P. and 2,423,076 shares of Series E preferred stock and 136,412 shares of common stock held by HBM BioCapital (USD) L.P. Dr. Silvano Cominelli, a member of our board of directors, is an Investment Advisor at HBM Partners AG.

(2)	Represents 1,461,747 shares of Series E preferred stock and 82,292 shares of common stock held by Menlo Ventures VII, L.P. and 58,469 shares of Series E preferred stock and 3,292 shares of common stock held by Menlo Entrepreneurs Fund VII, L.P.

(3)	Buzz Benson, a member of our board of directors, is Managing Director of SightLine Partners, of which this fund is affiliated.

(4)	Dr. Mary E. Russell, a member of our board of directors, held various executive officer positions with Boston Scientific Corporation from August 2000 to July 2006.

(5)	Cary B. Cole, our President, Chief Executive Officer and a director, is the managing director of MC2 Foundation.

Sales of Series F Preferred Stock

In July and August 2006 and October 2007, we sold an aggregate of 63,772,904 shares of our Series F preferred stock at $0.6578 per share for an aggregate purchase price of approximately $41.9 million and issued warrants to purchase up to an aggregate of 4,488,069 shares of our Series F preferred stock with an exercise price of $0.6578 per share. Each share of Series F preferred stock will convert into one share of our common stock immediately prior to the completion of this offering and outstanding warrants to purchase shares of our Series F preferred stock will terminate upon the completion of this offering unless exercised, including on a net exercise basis, prior to that time. The following table identifies the number of shares of Series F preferred stock purchased by, and the number of shares of Series F preferred stock underlying warrants issued to, current holders of more than 5% of our outstanding stock and entities affiliated with members of our board of directors. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Shares of Series F Preferred Stock	Shares of Series F Underlying Warrants	Aggregate Purchase Price	Percentage of Total Issued
Entities affiliated with HBM Partners AG(1)	23,259,351	1,636,895	$15,300,001.09	36.5%
Entities affiliated with Abingworth Management Ltd.(2)	19,002,737	1,337,333	$12,500,000.40	29.8%
Entities affiliated with SightLine Partners(3)	6,080,876	427,946	$4,000,000.23	9.5%
Entities affiliated with Menlo Ventures(4)	2,280,329	160,480	$1,500,000.42	3.6%

(1)	Represents 20,218,912 shares and a warrant to purchase 1,422,922 shares held by HBM BioVentures (Cayman) Ltd., 2,271,208 shares and a warrant to purchase 159,838 shares held by HBM BioCapital (EUR) L.P. and 769,231 shares and a warrant to purchase 54,135 shares held by HBM BioCapital (USD) L.P. Dr. Silvano Cominelli, a member of our board of directors, is an Investment Advisor at HBM Partners AG.

(2)	Represents 18,841,154 shares and a warrant to purchase 1,325,963 shares held by Abingworth Bioventures IV LP and 161,583 shares and a warrant to purchase 11,370 shares held by Abingworth Bioventures IV Executives LP.

(3)	Represents 5,320,766 shares and a warrant to purchase 374,453 shares held by SightLine Healthcare Vintage Fund, L.P. and 760,110 shares and a warrant to purchase 53,493 shares held by SightLine Healthcare Fund III, L.P. Buzz Benson, a member of our board of directors, is Managing Director of SightLine Partners.

(4)	Represents 2,221,859 shares and a warrant to purchase 156,365 shares held by Menlo Ventures VII, L.P. and 58,470 shares and a warrant to purchase 4,115 shares held by Menlo Entrepreneurs Fund VII, L.P.

Terminated Consulting Agreement with Glendon French

We entered into Consulting Agreement with Mr. French, a member of our board of directors and our former Chief Executive Officer, effective January 1, 2004. Under this agreement, Mr. French provided us with consulting services from time to time at the request of our Chief Executive Officer. The agreement provided for compensation of $375 per hour, not to exceed $7,500 in any calendar month. The agreement terminated by its terms on December 31, 2004. Mr. French was paid an aggregate of $90,000 pursuant to this agreement during 2004.

Amended and Restated Investor Rights Agreement

We have entered into an investor rights agreement with the purchasers of our outstanding preferred stock and warrants to purchase our preferred stock, including entities with which certain of our directors are affiliated. As of October 31, 2007, the holders of              shares of our common stock issued upon conversion of our preferred stock and issuable upon exercise of warrants are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

The election of the members of our board of directors is governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock. Pursuant to the voting agreement, investors affiliated with HBM Partners AG, of which Dr. Cominelli is an affiliate, SightLine Partners, of which Mr. Benson is an affiliate, and Abingworth Management Ltd., of which Mr. Haas is an affiliate, have the right to designate representatives to our board of directors. Upon the completion of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Indemnification Agreements

We will enter into an indemnification agreement with each our directors and officers, in addition to the indemnification provided for in our restated certificate of incorporation and bylaws. These agreements will require us to indemnify such persons against expenses and liabilities incurred by such person in connection with a proceeding related to such person’s services for us, and to advance expenses incurred in connection with such proceeding, all subject to limited exceptions. Please see “Executive Compensation—Indemnification of Directors and Executive Officers and Limitation of Liability.”

Relationships with Asthmatx, Inc.

In December 2003, we effected the spin-out of Asthmatx, Inc. from us. Four of our directors, Drs. Cominelli and Laufer and Messrs. French and Fitzsimmons, are directors of Asthmatx, and Mr. French is also the President and Chief Executive Officer of Asthmatx. In connection with the spin-out of Asthmatx, we entered into the following material agreements with Asthmatx:

Corporate Formation Agreement. We transferred to Asthmatx intellectual property (including U.S. and international patents and patent applications) and approximately $2.2 million in cash, and Asthmatx assumed certain obligations and liabilities related to asthma treatment technology. Asthmatx also issued stock to us, which we distributed to our stockholders in December 2003. Asthmatx granted stock options to former employees of Broncus who joined Asthmatx. Asthmatx also agreed to issue shares of Asthmatx stock upon exercise of warrants issued by us.

Cross-License Agreement. In conjunction with the division of intellectual property assets between us and Asthmatx pursuant to Asthmatx’s corporate formation agreement, and in addition to the assignment of patent rights pursuant to that agreement, we and Asthmatx provided each other with a perpetual, royalty-free license to each other’s then-existing intellectual property for use by each of us solely in our respective fields of use. We and Asthmatx also provided each other with a perpetual, royalty-free license to certain intellectual property developed after Asthmatx’s inception during a collaboration period between the companies that ended in June 2005 for use by each of us in our respective fields of use. Our field of use is devices and procedures for providing emphysema therapy, and the Asthmatx field of use is devices and procedures for providing asthma therapy. The licenses are not transferable by either party except in connection with an acquisition of such party. We and Asthmatx also agreed, in general, not to practice our respective then-existing intellectual property in the other party’s field of use, or to license a third-party to use our respective existing intellectual property, or certain of our respective intellectual property developed during the collaboration period that ended in June 2005, in the other party’s field of use. Accordingly, if we were to determine that it was in our best interests to develop products to treat asthma, the foregoing restrictions might prevent us from doing so.

Indemnification Agreement. Asthmatx has agreed to indemnify us for certain losses arising out of its business, or the liabilities that Asthmatx assumed pursuant to its corporate formation agreement with us. We are likewise obligated to indemnify Asthmatx for certain losses arising out of our business and limited pre-formation losses suffered by Asthmatx that are not reimbursed by insurance.

These agreements were negotiated in the context of a related party relationship. Therefore, they were not the result of negotiations between independent parties. While we intended for the terms of these agreements to be at least as favorable to us as agreements that could have been obtained with unaffiliated parties, there can be no assurance we received such terms.

Review, Approval or Ratification of Transactions with Related Parties

The charters of our nominating and corporate governance committee and our audit committee adopted by our board of directors require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation-related matters, must be reviewed and approved or ratified by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not yet adopted policies or procedures for review of, or standards for approval of, these transactions but intend to do so in the future.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of October 31, 2007, as adjusted to reflect our sale of common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder, or group of affiliated stockholders, known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of October 31, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The number of shares beneficially owned and percentage of our common stock outstanding before and after the offering is based on 131,918,617 shares of our common stock outstanding on October 31, 2007, assuming the conversion of all outstanding shares of our preferred stock into 122,985,169 shares of common stock immediately prior to the completion of this offering. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Broncus Technologies, Inc., 1400 North Shoreline Boulevard, Suite A8, Mountain View, California 94043.

	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
Directors and Named Executive Officers:
Dr. Silvano Cominelli(1)	35,012,805	26.2%	%
Kenneth H. Haas(2)	20,340,070	15.3
Buzz Benson(3)	10,096,637	7.6
Cary B. Cole(4)	6,864,404	5.0
Glendon E. French(5)	1,869,535	1.4
Nancy E. Isaac(6)	1,522,000	1.1
Edmund J. Roschak(7)	1,521,639	1.1
Samuel L. Omaleki(8)	960,000	*	*
Dr. Michael D. Laufer(9)	669,028	*	*
W. James Fitzsimmons(10)	661,000	*	*
Dr. Mary E. Russell(11)	500,000	*	*
All directors and executive officers as a group (12 persons)(12)	81,624,958	54.7
5% Stockholders:
Entities affiliated with HBM Partners AG(13)	35,012,805	26.2
Entities affiliated with Abingworth Management Ltd.(14)	20,340,070	15.3
Entities affiliated with Menlo Ventures(15)	16,820,362	12.7
Boston Scientific Corporation(16)	10,365,943	7.9
Entities affiliated with SightLine Partners(17)	10,096,637	7.6

*	Less than 1%

(1)	Consists of shares and warrants held by entities affiliated with HBM Partners AG (see note 13). Dr. Cominelli, a HBM Partners AG representative on our board of directors, is also an Investment Advisor at HBM Partners AG. HBM Partners AG acts as an investment advisor to HBM Partners (Cayman) Ltd. HBM Partners (Cayman) Ltd. provides investment management services to HBM BioVentures (Cayman) Ltd. As a result, Dr. Cominelli may be deemed to beneficially own all of the shares and warrants held by the entities affiliated with HBM Partners AG. Dr. Cominelli disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in these entities, if any. The address of Dr. Cominelli is c/o HBM Partners AG, Centennial Towers, 3rd Floor, 2454 West Bay Road, Grand Cayman, Cayman Islands.

(2)	Consists of shares and warrants held by entities affiliated with Abingworth Management Ltd. (see note 14). Mr. Haas, an Abingworth Management Ltd. representative on our board of directors, is also a Venture Partner of Abingworth Management Ltd. As a result, Mr. Haas may be deemed to beneficially own all of the shares and warrants held by the entities affiliated with Abingworth Management Ltd. Mr. Haas disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Haas is c/o Abingworth Management Ltd., 38 Jermyn Street, London SW1Y 6DN, United Kingdom.

(3)	Consists of shares and warrants held by entities affiliated with SightLine Partners (see note 17). Mr. Benson, a SightLine Partners representative on our board of directors, is also Managing Director of SightLine Partners. As a result, Mr. Benson may be deemed to beneficially own all of the shares and warrants held by the entities affiliated with SightLine Partners. Mr. Benson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Benson is c/o SightLine Partners, 50 South 6th Street, Suite 1390, Minneapolis, Minnesota 55402.

(4)	Includes 1,000,000 shares held by Cary Cole and Staci Eisler Cole, Trustees of the Cole Eisler Revocable Trust, dated March 20, 2007 and 8,028 shares held by MC2 Foundation, of which Mr. Cole is the managing director. Mr. Cole disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 1,980,083 shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 4,150,000 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(5)	Consists of 500,000 shares held by Glendon E. French and Gayle W. French, Husband and Wife, as Community Property, and 1,114,512 shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 279,480 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(6)	Consists of shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 1,045,088 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(7)	Includes 872,254 shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 842,140 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(8)	Consists of shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 691,563 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(9)	Consists of 8,028 shares held and 422,395 shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 261,980 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(10)	Consists of shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 249,480 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(11)	Consists of shares issuable upon exercise of outstanding stock options that are exercisable within 60 days of October 31, 2007, of which 375,000 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested.

(12)	Consists of an aggregate of 64,212,779 shares held by our directors and executive officers and certain of their affiliates, 14,010,005 shares issuable upon exercise of outstanding stock options held by our directors and executive officers that are exercisable within 60 days of October 31, 2007, of which 9,502,571 shares are unvested and will be subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested, and 3,402,174 shares issuable upon exercise of outstanding warrants held by certain affiliates of our directors. See notes 1-11, 13, 14 and 17.

(13)	Includes 20,218,912 shares held by HBM BioVentures (Cayman) Ltd., 8,846,971 shares held by HBM BioCapital (EUR) L.P. and 4,310,027 shares held by HBM BioCapital (USD) L.P. Also includes 1,422,922 shares issuable upon exercise of a warrant held by HBM BioVentures (Cayman) Ltd., 159,838 shares issuable upon exercise of a warrant held by HBM BioCapital (EUR) L.P. and 54,135 shares issuable upon exercise of a warrant held by HBM BioCapital (USD) L.P. The board of directors of HBM BioVentures (Cayman) Ltd. exercises sole voting and investment power over all shares held by such entity. The board of directors of HBM BioVentures (Cayman) Ltd. is comprised of John Arnold, Sophia Harris, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to these shares. HBM BioCapital Ltd. is the general partner of each of HBM BioCapital (EUR) L.P. and HBM BioCapital (USD) L.P. and exercises sole voting and investment power over all shares held by such entities. The board of directors of HBM BioCapital Ltd. is comprised of John Arnold, Sophia Harris, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to these shares. The address of each of these funds is c/o HBM Partners AG, Centennial Towers, 3rd Floor, 2454 West Bay Road, Grand Cayman, Cayman Islands.

(14)	Includes 18,841,154 shares held by Abingworth Bioventures IV LP and 161,583 shares held by Abingworth Bioventures IV Executives LP. Also includes 1,325,963 shares issuable upon exercise of a warrant held by Abingworth Bioventures IV LP and 11,370 shares issuable upon exercise of a warrant held by Abingworth Bioventures IV Executives LP. The address of each of these funds is c/o Abingworth Management Ltd., 38 Jermyn Street, London SW1Y 6DN, United Kingdom.

(15)	Includes 16,003,904 shares held by Menlo Ventures VII, L.P. and 655,978 shares held by Menlo Entrepreneurs Fund VII, L.P. Also includes 156,365 shares issuable upon exercise of a warrant held by Menlo Ventures VII, L.P. and 4,115 shares issuable upon exercise of a warrant held by Menlo Entrepreneurs Fund VII, L.P. The address of each of these funds is c/o Menlo Ventures, 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025.

(16)	The address of Boston Scientific Corporation is 1 Boston Scientific Place, Natick, Massachusetts 01760.

(17)	Includes 5,320,766 shares held by SightLine Healthcare Vintage Fund, L.P. and 4,347,925 shares held by SightLine Healthcare Fund III, L.P. Also includes 374,453 shares issuable upon exercise of a warrant held by SightLine Healthcare Vintage Fund, L.P. and 53,493 shares issuable upon exercise of a warrant held by SightLine Healthcare Fund III, L.P. The address of each of these funds is c/o SightLine Partners, 50 South 6th Street, Suite 1390, Minneapolis, Minnesota 55402.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 160,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation to be adopted upon the completion of this offering and the form of our bylaws to be adopted upon our reincorporation into Delaware, both of which are filed as exhibits to the registration statement of which this prospectus is a part.

As of October 31, 2007, and after giving effect to the conversion of all of our outstanding preferred stock into common stock immediately prior to the completion of this offering, there were outstanding:

•	131,918,617 shares of our common stock held by approximately 102 stockholders;

•	20,036,292 shares of common stock issuable upon the exercise of outstanding options as of October 31, 2007, at a weighted average exercise price of $0.16 per share;

•

3,227,675 shares of common stock issuable upon the exercise of outstanding warrants that will remain outstanding after the completion of this offering, with a weighted average exercise price of $0.19 per share, including 760,109 shares that will become issuable upon the first commercial sale of our Exhale Drug-Eluting Stent; and

•	shares of common stock issuable upon the net exercise of outstanding warrants that will expire upon the completion of this offering, assuming an initial public offering price of $ per share.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of October 31, 2007, we had options to purchase 20,036,292 shares of our common stock outstanding with a weighted average exercise price of $0.16 per share pursuant to our 1997 Stock Option Plan and 2007 Stock Option Plan.

Warrants

As of October 31, 2007, we had warrants outstanding to purchase an aggregate of 3,227,675 shares of our common stock with a weighted average exercise price of $0.19 per share that will remain outstanding following the completion of this offering, and warrants outstanding to purchase an aggregate of 4,488,070 shares of our common stock with a weighted average exercise price of $0.6578 per share that will terminate upon the completion of this offering. We anticipate that substantially all of the warrants that will terminate upon the completion of this offering will be exercised on a net exercise basis prior to the completion of this offering.

Registration Rights

Following this offering, the holders of              shares of our common stock issued upon conversion of our preferred stock and issuable upon exercise of warrants will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights. At any time after the completion of this offering, subject to the lock-up agreements described below, the holders of shares having registration rights can request that we file a registration statement covering registrable securities held by them with an anticipated aggregate offering price (before any underwriting discounts and commissions) of not less than $7.5 million. We are required to file no more than three registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback Registration Rights. If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 20% of the total shares covered by the registration statement.

Form S-3 Registration Rights. The holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $1.0 million. We are required to file no more than one registration statements on Form S-3 upon exercise of these rights per 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 9-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Registration Expenses. We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights. The registration rights described above will expire seven years after the completion of this offering. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any three-month period.

Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days, subject to a possible extension of up to 34 additional days beyond the end of such 180-day period, following the date of this prospectus. These agreements are described below under “Underwriting.”

Anti-takeover Provisions

Some of the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

After we reincorporate in Delaware, we expect that our restated certificate of incorporation or bylaws will provide that:

•

our board of directors is permitted to issue up to 10,000,000 shares of preferred stock, with any rights, preferences, and privileges as they may be designated, including the right to approve an acquisition or other change in our control;

•

following the completion of this offering, no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and that our stockholders may not act by written consent;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

•

we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures;

•	the authorized number of directors may be changed only by resolution of the board of directors;

•	all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	our board of directors will be divided into three classes;

•

stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

there are no cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

•	special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of; and

•

stockholders will be permitted to amend our amended and restated bylaws only upon receiving a majority of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of a majority of our then outstanding common stock, voting as a single class. These provisions of our restated certificate of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “LUNG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of October 31, 2007, and after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to completion of this offering and the issuance of             shares of common stock in this offering, we will have             shares of common stock outstanding, assuming (i) no exercise of outstanding options, or of outstanding warrants that do not expire in connection with this offering, and (ii) the net exercise of outstanding warrants to purchase             shares of common stock, assuming an initial public offering price of $             per share, that will expire upon the completion of this offering. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below.

Sales of Restricted Securities

An aggregate of             shares of common stock will be deemed restricted securities as defined under Rule 144 upon the completion of this offering. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, as a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 (subject in some cases to a right of repurchase by us), these shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows (subject in some cases to volume limitations under Rule 144):

•	no shares will be eligible for sale on the date of this prospectus;

•

             shares will be eligible for sale upon the expiration of lock-up agreements, as described below under “Underwriters,” beginning on the 181st day (subject to a possible extension of up to 34 additional days) after the date of this prospectus, subject in some cases to the provisions of Rule 144 under the Securities Act of 1933; and

•	18,850,714 shares will be eligible for sale on or after October 29, 2008.

Lock-up Agreements

All of our directors and officers and the holders of substantially all of our outstanding shares, stock options and warrants have entered into lock-up agreements with the underwriters. Under these agreements, the holders of common stock, options and warrants may not sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Lehman Brothers Inc. and Bear, Stearns & Co. for a period of 180 days, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180 day period, after the date of this prospectus. These agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144 promulgated under the Securities Act as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with the holding period contained in Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. However, all shares issued under Rule 701 are subject to the lock-up agreements described above.

Registration Rights

Following this offering, the holders of              shares of our common stock issued upon conversion of our preferred stock and issuable upon exercise of warrants, or their transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act, as described above. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could adversely affect the trading price of our common stock.

Stock Options

As of October 31, 2007, options to purchase a total of 20,036,292 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our equity incentive and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

UNDERWRITING

Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.
RBC Capital Markets Corporation

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share
Total

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of             shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers and the holders of substantially all of our outstanding shares have agreed that, subject to certain exceptions described below, without the prior written consent of each of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. The foregoing agreement does not apply to:

•	the shares of common stock to be sold by us in this offering;

•	the filing of any registration statement on Form S-8 by us in respect of the common stock or securities convertible into, or exercisable or exchangeable for, the common stock;

•

offers, sales, contracts to sell, the issuance of or the registration of common stock or securities convertible into, or exercisable or exchangeable for, the common stock pursuant to an equity-based compensation plan of ours in effect at the time of the offering;

•

offers, sales, contracts to sell, the issuance of or the registration of common stock by us as consideration for one or more acquisitions (subject to certain limitations), provided that the acquirer of such common stock agrees to be subject to a lock-up agreement in the same form as agreed to by us;

•

shares acquired by our stockholders in this offering or in open market transactions after the completion of this offering; provided that, subject to certain exceptions, no filing under the Exchange Act is required or voluntarily made during this 180-day restricted period;

•

(1) transfers of our capital stock by any stockholder by bona-fide gift or (2) sales or other dispositions of our capital stock by any stockholder that are made exclusively between and among such stockholder or members of such stockholder’s family, or affiliates of such stockholder, including its partners (if a partnership) or members (if a limited liability company); provided that no transfer contemplated by this section may be made unless:

•	the transferee/donee agrees to be bound by the restrictions described above;

•	subject to certain exceptions, no filing under the Exchange Act or public announcement is required or voluntarily made during this 180-day restricted period; and

•	the stockholder notifies Lehman Brothers Inc. and Bear, Stearns & Co. Inc. at least two business days prior to the proposed transfer or disposition; and

•

the entry by any officer, director or employee of the company into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the sale of shares of common stock, provided that (1) the shares of common stock subject to such plan are not sold until after the end of this 180-day restricted period and (2) no public announcement, disclosure or filing relating to, or disclosing, such plan or its existence is required or voluntarily made prior to the end of this 180-day restricted period including any extension thereof.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Bear, Stearns & Co. Inc.

Lehman Brothers Inc. and Bear, Stearns & Co. Inc. their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Bear, Stearns & Co. Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information,;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The NASDAQ Global Market

We have applied to list our shares of common stock on the NASDAQ Global Market under the symbol “LUNG.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of shares described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, has been approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression, “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriter, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (as amended), or FSMA) as received in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. As of the date of this prospectus, an investment entity comprised of partners of, and persons associated with, with Fenwick & West beneficially owns an aggregate of 140,654 shares of our common stock. The underwriters are being represented by Cooley Godward Kronish LLP, Palo Alto, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley Godward Kronish LLP, beneficially owns an aggregate of 157,813 shares of our common stock.

NOTICE REGARDING ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Our financial statements for the five years ended December 31, 2001 were audited by Arthur Andersen LLP. Prior to the date of this prospectus, the Arthur Andersen LLP partners who audited those financial statements resigned from Arthur Andersen LLP. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the inclusion in this registration statement of its audit reports with respect to our financial statements for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Acts permits us to file this registration statement without written consents from Arthur Andersen LLP. Accordingly, Arthur Andersen LLP may not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

BRONCUS TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Broncus Technologies, Inc.

(a development stage company)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and shareholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Broncus Technologies, Inc. (the “Company”) (a development stage company) and its subsidiary at December 31, 2005, and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation effective January 1, 2006.

As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Staff Position (“FSP 150-5”), Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Instruments on Shares that are Redeemable, effective July 1, 2005.

/s/ PricewaterhouseCoopers LLP

San Jose, California

November 16, 2007

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY AR THUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of

Broncus Technologies, Inc.:

We have audited the accompanying balance sheets of Broncus Technologies, Inc. (a California corporation in the development stage) as of December 31, 2001 and 2000, and the related statements of operations, shareholders’ equity and cash flows for the years then ended and for the period from inception (February 10, 1997) to December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broncus Technologies, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended and the period from inception (February 10, 1997) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ARTHUR ANDERSEN, LLP

San Francisco, California

March 28, 2002

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		September 30, 2007	Pro Forma September 30, 2007
	2005	2006
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,438	$24,745	$16,034	$28,434
Prepaid expenses and other	119	395	509	509

Total current assets	4,557	25,140	16,543	28,943
Property and equipment, net	79	163	280	280
Other non-current assets	25	39	41	41

Total assets	$4,661	$25,342	$16,864	$29,264

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$294	$412	$552	$552
Accrued liabilities	438	496	1,700	1,700

Total current liabilities	732	908	2,252	2,252
Preferred stock warrant liability	660	2,285	2,763	—

Total liabilities	1,392	3,193	5,015	2,252

Commitments and contingencies (Note 4)

Convertible preferred stock: no par value;
Authorized: 57,915,089, 106,415,089 and 106,415,089 shares at December 31, 2005, December 31, 2006 and September 30, 2007 (unaudited), respectively
Issued and outstanding: 52,861,637, 97,783,827, 97,783,827 and no shares at December 31, 2005, December 31, 2006, September 30, 2007 (unaudited) and September 30, 2007 pro forma (unaudited), respectively	54,141	82,362	82,362	—

Shareholders’ equity (deficit):
Common stock: no par value;
Authorized: 73,780,328, 140,000,000 and 140,000,000 shares at December 31, 2005, December 31, 2006 and September 30, 2007 (unaudited), respectively
Issued and outstanding: 6,289,173, 6,408,052, 8,933,448 and shares at December 31, 2005, December 31, 2006, September 30, 2007 (unaudited) and September 30, 2007 pro forma (unaudited), respectively	493	725	1,703	99,228
Deficit accumulated during the development stage	(51,365)	(60,938)	(72,216)	(72,216)

Total shareholders’ equity (deficit)	(50,872)	(60,213)	(70,513)	27,012

Total liabilities, convertible preferred stock and shareholders’ equity (deficit)	$4,661	$25,342	$16,864	$29,264

The accompanying notes are an integral part of these consolidated financial statements.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	December 31,				Nine Months Ended September 30,			Cumulative Period From February 10, 1997 (Date of Inception) to September 30, 2007
	2004	2005	2006		2006	2007
					(unaudited)			(unaudited)
Grant revenue	$—	$—		$—	$—		$—	$686

Operating expenses:
Research and development	5,088	6,564		8,950	6,260		9,443	57,155
Selling, general and administrative	1,702	1,599		1,282	834		2,157	16,032

Total operating expenses	6,790	8,163		10,232	7,094		11,600	73,187

Loss from operations	(6,790)	(8,163)		(10,232)	(7,094)		(11,600)	(72,501)
Interest income	101	235		674	355		808	3,352
Interest expense	(167)	—		(2)	(2)		(8)	(363)
Other income (expense), net	—	—		(13)	18		(478)	(473)

Net loss	$(6,856)	$(7,928)		$(9,573)	$(6,723)		$(11,278)	$(69,985)

Net loss per share—basic and diluted	$(1.60)	$(1.31)		$(1.51)	$(1.07)		$(1.66)

Weighted average common shares outstanding used in calculating net loss per share—basic and diluted	4,281,654	6,054,876		6,324,370	6,305,237		6,775,237

Pro forma net loss per share—basic and diluted (unaudited)			$			$

Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND

SHAREHOLDERS’ DEFICIT

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Deficit Accumulated During the Development Stage	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, February 10, 1997 (Inception)	—	$—	—	$—	$—	$—

Issuance of common stock and Series A-1 convertible preferred stock in February 1997 for cash at $0.10 per share, net of issuance costs of $11	2,612,500	250	2,612,500	26	—	26
Issuance of Series A-2 convertible preferred stock in July 1997 for cash at $0.30 per share, net of issuance costs of $3	2,090,000	624	—	—	—	—
Issuance of Series A-3 convertible preferred stock in October 1997 for cash at $0.90 per share, net of issuance costs of $3	1,045,000	938	—	—	—	—
Exercise of stock options at $0.01 to $0.09 per share	—	—	755,000	11	—	11
Net loss	—	—	—	—	(1,083)	(1,083)

Balances, December 31, 1997	5,747,500	1,812	3,367,500	37	(1,083)	(1,046)

Issuance of Series B convertible preferred stock in July and September 1998 for cash at $1.20 per share, net of issuance costs of $25	4,280,000	5,111	—	—	—	—
Exercise of stock options at $0.01 to $0.09 per share	—	—	147,250	12	—	12
Net loss	—	—	—	—	(2,554)	(2,554)

Balances, December 31, 1998	10,027,500	6,923	3,514,750	49	(3,637)	(3,588)

Issuance of Series C convertible preferred stock in December 1999 for cash at $1.28 per share, net of issuance costs of $91	9,619,528	12,222	—	—	—	—
Exercise of stock options at $0.24 per share	—	—	5,000	1	—	1
Net loss	—	—	—	—	(3,254)	(3,254)

Balances, December 31, 1999	19,647,028	19,145	3,519,750	50	(6,891)	(6,841)

Exercise of stock options at $0.09 and $0.24 per share	—	—	84,721	16	—	16
Repurchase of common stock for cash at $0.01 and $0.03 per share	—	—	(11,334)	—	—	—
Non-employee stock-based compensation	—	—	—	13	—	13
Net loss	—	—	—	—	(3,856)	(3,856)

Balances, December 31, 2000	19,647,028	19,145	3,593,137	79	(10,747)	(10,668)

The accompanying notes are an integral part of these consolidated financial statements.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND

SHAREHOLDERS’ DEFICIT—(Continued)

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Deficit Accumulated During the Development Stage	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, December 31, 2000	19,647,028	19,145	3,593,137	79	(10,747)	(10,668)

Exercise of stock options at $0.09 and $0.24 per share	—	—	100,512	18	—	18
Repurchase of common stock for cash at $0.01 per share	—	—	(21,667)	—	—	—
Non-employee stock-based compensation	—	—	—	2	—	2
Net loss	—	—	—	—	(5,440)	(5,440)

Balances, December 31, 2001	19,647,028	19,145	3,671,982	99	(16,187)	(16,088)

Exercise of stock options at $0.09 and $0.24 per share	—	—	189,461	39	—	39
Issuance of Series D convertible preferred stock and common stock warrants in February 2002 for cash at $2.1574 per share, net of issuance costs of $74	9,271,159	19,851	—	76	—	76
Repurchase of common stock for cash at $0.09 per share	—	—	(183)	—	—	—
Exercise of warrant to purchase common stock in March 2002 for cash	—	—	801	—	—	—
Non-employee stock-based compensation	—	—	—	2	—	2
Net loss	—	—	—	—	(7,830)	(7,830)

Balances, December 31, 2002	28,918,187	38,996	3,862,061	216	(24,017)	(23,801)
Spin-off of Asthmatx	—	—	—	—	(2,231)	(2,231)
Exercise of stock options at $0.09 and $0.24 per share	—	—	25,029	6	—	6
Repurchase of common stock for cash at $0.09 per share	—	—	(3,549)	(1)	—	(1)
Non employee stock based compensation	—	—	—	4	—	4
Net loss	—	—	—	—	(10,333)	(10,333)

Balances, December 31, 2003	28,918,187	38,996	3,883,541	225	(36,581)	(36,356)

Issuance of Series E convertible preferred stock during March, April and September 2004 for cash at $0.6578 per share, net of stock issuance costs of $605	23,943,450	15,145	—	—	—	—
Issuance of common stock as a result of anti-dilution provision	—	—	1,347,951	—	—	—
Issuance of common stock warrants in connection with the issuance of Series E convertible preferred stock	—	—	—	26	—	26
Issuance of Series E convertible preferred stock warrants in connection with working capital loan	—	166	—	—	—	—
Non-employee stock-based compensation	—	—	—	25	—	25
Exercise of stock options at $0.15 per share	—	—	39,094	6	—	6
Repurchase of common stock for cash at $0.144 per share	—	—	(5,906)	(1)	—	(1)
Net loss	—	—	—	—	(6,856)	(6,856)

Balances, December 31, 2004	52,861,637	54,307	5,264,680	281	(43,437)	(43,156)

The accompanying notes are an integral part of these consolidated financial statements.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND

SHAREHOLDERS’ DEFICIT—(Continued)

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Deficit Accumulated During the Development Stage	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, December 31, 2004	52,861,637	54,307	5,264,680	281	(43,437)	(43,156)
Exercise of warrants for cash	—	—	669,566	161	—	161
Exercise of stock options for cash between $0.15 and $0.054 per share	—	—	358,101	51	—	51
Issuance and vesting of Series E convertible preferred stock warrants in connection with Angiotech license	—	494	—	—	—	—
Reclassification of preferred stock warrants to liability upon adoption of FSP 150-5	—	(660)	—	—	—	—
Repurchase of common shares for cash at $0.15 per share	—	—	(3,174)	—	—	—
Net loss	—	—	—	—	(7,928)	(7,928)

Balances, December 31, 2005	52,861,637	54,141	6,289,173	493	(51,365)	(50,872)
Exercise of stock options for cash between $0.144 and $0.150 per share	—	—	98,879	13	—	13
Vesting of Series F convertible preferred stock warrants in connection with Angiotech license	—	494	—	—	—	—
Reclassification of vested Angiotech convertible preferred stock warrants to liability under FSP 150-5	—	(494)	—	—	—	—
Exercise of warrants for cash	—	—	20,000	2	—	2
Issuance of Series F convertible preferred stock and warrants during July 2006 for $0.6578 per share, net of issuance costs of $211	44,922,190	28,221	—	—	—	—
Employee stock-based compensation expense recognized under SFAS No. 123R	—	—	—	217	—	217
Net loss	—	—	—	—	(9,573)	(9,573)

Balances, December 31, 2006	97,783,827	82,362	6,408,052	725	(60,938)	(60,213)
Exercise of stock options for cash between $0.018 and $0.150 per share (unaudited)	—	—	2,525,396	358	—	358
Employee stock-based compensation expense recognized under SFAS No. 123R (unaudited)	—	—	—	611	—	611
Non-employee stock-based compensation (unaudited)	—	—	—	9	—	9
Net loss (unaudited)	—	—	—	—	(11,278)	(11,278)

Balances, September 30, 2007 (unaudited)	97,783,827	$82,362	8,933,448	$1,703	$(72,216)	$(70,513)

The accompanying notes are an integral part of these consolidated financial statements.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,		Cumulative Period from February 10, 1997 (Date of Inception) to September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(6,856)	$(7,928)	$(9,573)	$(6,723)	$(11,278)	$(69,985)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	65	65	69	47	75	791
Employee stock based compensation expense	—	—	217	82	611	828
Changes in preferred stock warrant liability	—	—	13	(18)	478	491
Non-cash interest associated with issuance of warrants in connection with working capital loan	166	—	—	—	—	166
Non-employee stock-based compensation	25	—	—	—	9	55
Non-cash research and development expense associated with issuance of preferred stock warrants	—	494	494	494	—	988
Changes in operating assets and liabilities:
Prepaid expenses and other	(101)	75	(276)	(339)	(114)	(509)
Other non-current assets	(6)	12	(14)	15	(2)	(41)
Accounts payable	149	43	118	80	140	552
Accrued liabilities	(1)	(162)	57	(48)	1,204	1,700

Net cash used in operating activities	(6,559)	(7,401)	(8,895)	(6,410)	(8,877)	(64,964)

Cash flows from investing activities:
Purchase of property and equipment	(101)	(42)	(151)	(67)	(192)	(991)

Cash flows from financing activities:
Payment to related party with respect to Asthmatx spin off	(2,089)	—	—	—	—	(2,149)
Proceeds from the exercise of stock options and warrants	6	212	15	10	358	694
Repurchase of common stock	(1)	—	—	—	—	(3)
Payment of note payable and term loan	—	—	—	—	—	(703)
Payment of capital lease obligation	—	—	—	—	—	(160)
Proceeds from issuance of common stock	—	—	—	—	—	26
Proceeds from note payable	—	—	—	—	—	103
Proceeds from term loan	—	—	—	—	—	600
Proceeds from issuance of convertible preferred stock and warrants, net	15,171	—	29,338	29,338	—	83,581

Net cash provided by financing activities	13,087	212	29,353	29,348	358	81,989

Net increase (decrease) in cash and cash equivalents	6,427	(7,231)	20,307	22,871	(8,711)	16,034
Cash and cash equivalents at beginning of period	5,242	11,669	4,438	4,438	24,745	—

Cash and cash equivalents at end of period	$11,669	$4,438	$24,745	$27,309	$16,034	$16,034

Supplemental disclosure for cash flow information:
Interest paid during the period	$—	$—	$—	$—	$—	$160

Non cash financing activities:
Property and equipment financed with capital lease obligation	$—	$—	$—	$—	$—	$160

Series F preferred stock warrants issued in connection with Series F financing	$—	$—	$1,118	$1,118	$—	$1,118

The accompanying notes are an integral part of these consolidated financial statements.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—FORMATION AND BUSINESS OF THE COMPANY:

Broncus Technologies, Inc. (the “Company” or “Broncus”) was incorporated in California on February 10, 1997, to develop and commercialize minimally-invasive medical devices for emphysema and other lung diseases. Since inception, the Company has devoted substantially all of its efforts to research and development activities, recruiting personnel and raising capital.

The Company has generated net losses in all periods since inception. At September 30, 2007, the Company had accumulated a deficit of $72.2 million (unaudited) and has not generated positive cash flows from operations. Losses are expected to continue, and increase, as the Company conducts its pivotal EASE Trial and initiates commercialization of the Exhale emphysema product line. The Company has financed operations to date primarily through private placements of equity securities. The Company does not expect to generate any significant product revenue from customers until at least 2010 and then only if and when it receives required regulatory approvals. The Company will need to obtain financing and there can be no assurance that the Company will be successful in obtaining financing on favorable terms, or at all. If the Company is unable to obtain financing, the Company may be required to reduce the scope of, delay, or eliminate some or all of its planned research, product development and commercialization activities, which could adversely impact the Company’s ability to achieve its intended business objectives. See also Note 12—Subsequent Events.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Unaudited Interim Consolidated Financial Statements

The consolidated financial statements as of September 30, 2007 and for the nine months ended September 30, 2006 and September 30, 2007 are unaudited. All disclosures as of September 30, 2007, for the nine months ended September 30, 2006 and September 30, 2007 and for the period from February 10, 1997 (date of inception) to September 30, 2007, are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the Company’s financial position as of September 30, 2007 and results of operations and cash flows for the nine months ended September 30, 2006 and 2007 and for the period from inception to September 30, 2007. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ended December 31, 2007 or for other interim periods or for future years.

Unaudited Pro Forma Balance Sheet

On November 15, 2007, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. Upon an initial public offering in which the aggregate price equals $20,000,000 and the price per share equals or exceeds $1.9734 per share, all of the Company’s convertible preferred stock outstanding at the time of the offering will automatically convert into shares of common stock and the warrants for convertible preferred stock will either become warrants for common stock or expire (see Note 8). The accompanying pro forma balance sheet reflects (i) the issuance of 18,850,714 shares of the Company’s Series F convertible preferred stock and warrants for aggregate gross proceeds of $12.4 million in October 2007, (ii) the conversion of all 116,634,541 outstanding shares of preferred stock into 122,985,169 shares of common stock and the reclassification of the preferred stock warrant liability to common stock immediately prior to the completion of an initial public offering, and (iii) the exercise of warrants to purchase          shares of common stock on a net exercise basis, assuming an initial public offering price of $         per share, that will expire upon the completion of an initial public offering. The unaudited pro forma balance sheet does not assume any proceeds from the proposed initial public offering.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Consolidation

The Company has one wholly-owned subsidiary, Broncus International, Sarl. There is currently no significant financial activity related to this entity. The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

Concentration of Credit Risk and other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are deposited in demand and money market accounts at three financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Products developed by the Company require clearances from the United States Food and Drug Administration (“FDA”) or international regulatory agencies prior to commercial sales. There can be no assurance the Company’s future products will receive the necessary clearances. If the Company is denied clearance, clearance is delayed or is unable to maintain clearance, the Company could be materially adversely impacted.

The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert that its products or the use of the Company’s products are covered by United States or foreign patents held by them.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying amount of the preferred stock warrants liability represents its fair value.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash equivalents that are readily convertible to cash are stated at cost, which approximates market value. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives of the respective assets.

The depreciation and amortization periods for the Company’s property and equipment are as follows:

Laboratory equipment	3 years
Computer equipment	3 years
Manufacturing equipment	3 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of the useful life or remaining term of lease

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to operations as incurred.

Research and Development

Research and development expenses consist of compensation costs, stock-based compensation, engineering and research expenses, clinical trials, regulatory expenses, manufacturing expenses incurred to build products for testing and use in its clinical trials and allocated facilities costs, consulting arrangements and other expenses incurred to sustain the Company’s overall research and development programs. All research and development costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability accounts are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established where necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. As all options prior to January 1, 2006 have been granted with exercise prices equal to the deemed fair value of the shares at the grant date, no stock-based employee compensation cost was recognized under APB No. 25.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R Share-Based Payment (“SFAS No. 123R”), which supersedes its previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company currently uses the Black-Scholes valuation model to estimate the fair value of their share-based payments. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate and expected dividends (see Note 7—Stock Options).

The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R will be applied to option grants or modifications to existing options after January 1, 2006. For options granted prior to January 1, 2006 and for which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. All options granted after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force (“EITF”) Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company records the expense of such arrangements based on the estimated fair value of the equity instrument using the Black-Scholes pricing model.

Reclassifications

Certain reclassifications have been made to the previous periods to conform to the current period presentation. These reclassifications had no effect on the Company’s results of operations or financial position.

Net Loss Per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company’s potentially dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and warrants, have not been included in the computation of diluted net loss per common share for all periods presented as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited pro forma basic and diluted net loss per share calculations for the year ended December 31, 2006 and the nine months ended September 30, 2007 assume (i) the conversion of all outstanding shares of convertible preferred stock on an as-if converted basis as if they had occurred at the beginning of the period, or the original issuance date, if later and (ii) the exercise and conversion of outstanding warrants to purchase shares of convertible preferred stock that expire upon an initial public offering, into shares of common stock using the as-if converted basis as if they had occurred at the beginning of the period, or the original issuance date, if later, and (iii) an adjustment to eliminate other expenses recorded for fair value remeasurements of convertible preferred stock warrants as follows (in thousands, except share and per share data):

	Years Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006		2006	2007
					(Unaudited)
Historical:
Numerator:
Net loss	$(6,856)	$(7,928)		$(9,573)	$(6,723)		$(11,278)

Denominator:
Weighted-average number of common shares outstanding	4,284,189	6,056,369		6,324,631	6,305,619		6,775,237
Weighted-average unvested common shares subject to repurchase	(2,535)	(1,493)		(261)	(382)		—

Weighted-average number of common shares outstanding used to compute basic and diluted net loss per share	4,281,654	6,054,876		6,324,370	6,305,237		6,775,237

Net loss per share—basic and diluted	$(1.60)	$(1.31)		$(1.51)	$(1.07)		$(1.66)

Pro Forma (unaudited)
Numerator:
Net loss				$(9,573)			$(11,278)
Pro forma adjustment to eliminate other expense associated with remeasurement of convertible preferred stock warrants				13			478

Pro forma net loss—basic and diluted				$(9,560)			$(10,800)

Denominator:
Weighted-average number of common shares outstanding used to compute basic and diluted net loss per share
Adjustment to reflect the weighted-average effect of the assumed conversion of convertible preferred stock
Adjustment to reflect conversion of convertible preferred stock shares upon exercise of convertible preferred stock warrants that expire upon an initial public offering

Pro forma weighted-average common shares outstanding used to compute pro forma basic and diluted net loss per share

Pro forma net loss per share—basic and diluted			$			$

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth outstanding potential shares of common stock that are not included in the calculation of diluted net loss per share because including them would be anti-dilutive during each period presented:

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Convertible preferred stock (on an as-if converted basis)	56,328,042	56,328,042	103,521,457	103,521,457	103,521,457
Stock options outstanding	5,428,685	8,104,521	15,387,244	14,235,244	20,036,292
Warrants to purchase convertible preferred stock	401,338	2,681,666	5,171,506	5,171,506	5,171,506
Warrants to purchase common stock	1,354,978	566,009	546,009	546,009	546,009
Common stock subject to repurchase	2,292	1,042	—	—	—

	63,515,335	67,681,280	124,626,216	123,474,216	129,275,264

Segment Information

The Company currently operates as one business segment focusing on the development and commercialization of minimally-invasive medical devices for emphysema and other lung diseases. The Company is managed and operated as one business. A single management team reports to the Chief Executive Officer, who comprehensively manages the entire business. The Company does not operate any separate lines of business or separate business entities. The Company has one reportable segment as determined in accordance with Statement of Financial Accounting Standards No. 131 “Disclosure about Segments of an Enterprise and Related Information.”

Preferred Stock Warrants

On June 29, 2005, the FASB issued Staff Position FSP No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP No. 150-5”). FSP No. 150-5 affirms that such warrants are subject to the requirements in SFAS No. 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS No. 150, the freestanding warrants that are related to the Company’s convertible preferred stock are liabilities that should be recorded at fair value. The preferred stock warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of Other Income (Expense), Net. The Company previously accounted for freestanding warrants for the purchase of convertible preferred stock under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF No. 00-19”). SFAS No. 150 does not apply to obligations under share-based compensation arrangements.

Effective July 1, 2005, upon the adoption of FSP No. 150-5, the Company reclassified the fair value of its warrants to purchase shares of its convertible preferred stock to a liability. The cumulative effect of adoption of FSP No. 150-5 was insignificant to the Company’s statement of operations. For the years ended December 31, 2005 and December 31, 2006, the Company recorded $0 and an expense of $13,000, respectively, for the change in fair value of the convertible preferred stock warrants. For the nine months ended September 30, 2006 and 2007, the Company recorded income of $18,000 (unaudited) and an expense of $478,000 (unaudited), respectively, to reflect the change in the fair value during those periods. The changes in fair value under FSP

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No. 150-5 are recorded within Other income (expense) net, in the Company’s consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of (i) the exercise of the warrants to purchase shares of convertible preferred stock, (ii) the completion of a liquidation event, or (iii) an event resulting in the conversion of the Company’s convertible preferred stock into common stock, at which time the liability will be reclassified to shareholders’ equity (deficit).

The pro forma effect of the adoption of FSP No. 150-5 on the Company’s results of operations for 2004 and 2005, if applied retroactively, assuming FSP No. 150-5 had been adopted in these years, has not been disclosed as these amounts would not be significantly different from the reported amounts.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective commencing with the Company’s fiscal year 2008 annual financial statements. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115 (“SFAS No. 159”). SFAS No. 159 allows companies to choose, at specified election dates, whether to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF No. 07-3”). EITF Issue No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 will be effective for the Company on January 1, 2008 and is to be applied prospectively for new contracts entered into on or after the effective date. The Company is currently evaluating the impact on its financial statements of adopting EITF Issue No. 07-3.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—BALANCE SHEET COMPONENTS:

Property and Equipment, net (in thousands)

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Laboratory equipment	$239	$291	$336
Computer equipment	263	315	168
Manufacturing equipment	59	73	96
Office furniture and equipment	42	73	76
Leasehold improvements	85	87	119

	688	839	795
Less: Accumulated depreciation and amortization	(609)	(676)	(515)

Property and equipment, net	$79	$163	$280

Accrued Liabilities (in thousands)

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Payroll-related expenses	$379	$496	$830
Clinical trials	43	—	830
Other	16	—	40

	$438	$496	$1,700

NOTE 4—COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company signed an office facility agreement effective May 1, 2007, which provides for an expansion and extension of the previous lease agreement until April 2009. At December 31, 2006, the minimum payments under the Company’s leases, including the impact of the revised office facilities lease agreement, were as follows (in thousands):

Years Ended December 31,
2007	$114
2008	146
2009	49

Total minimum lease payments	$309

Rent expense for the years ended December 31, 2004, 2005 and 2006 and cumulatively, for the period from February 10, 1997 (date of inception) to December 31, 2006 was $79,000, $63,000, $54,000, and $1,009,000, respectively. Rent expense for the nine months ended September 30, 2006 and 2007 (unaudited) was $41,000, and $85,000, respectively. The terms of the facility lease provide for rental payments on a monthly basis and on a graduated scale. The Company recognizes rent expense on a straight-line basis over the period of the lease.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Royalty Agreements

In June 2005, the Company entered into a license agreement with Angiotech Pharmaceuticals Inc., Canada, Angiodevice International GmbH, Switzerland and Angiotech International AG, Switzerland (collectively “Angiotech”) in which Angiotech granted the Company a worldwide non-exclusive license under Angiotech’s patent rights and related proprietary information to make, use, and sell paclitaxel-eluting stents for the treatment of chronic obstructive pulmonary diseases, including emphysema. In return, the Company issued warrants to purchase 2,280,328 Series E convertible preferred stock to Angiotech (see Note 8) and is obligated to make royalty payments to Angiotech based on net sales of paclitaxel-eluting stents.

In October 1999, the Company entered into a royalty-based consulting agreement with a consultant in which the consultant agreed to assist the Company in developing products and to transfer existing patent and other intellectual property rights to the Company. In return, the Company is obligated to make royalty payments based on its net sales of its emphysema products until the later of the expiration of the relevant patent or 10 years from relevant first sale. In September 2001, the Company entered into an amendment to the consulting agreement with the consultant in which it agreed to pay the consultant a consulting fee of $8,333 per month. The royalty obligations under the consulting agreement will be reduced, up to 10% per year, by the consulting fees paid to the consultant.

Royalty obligations under these agreements will constitute a component of cost of revenue if and when the Company begins generating product revenue.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representation and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations; however, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Company’s Restated Articles of Incorporation, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to limits, while they are serving at the Company’s request in such a capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amounts paid for future claims.

The Company has also entered into an indemnification agreement with Asthmatx, Inc. (see Note 11). There have been no claims to date; however, the Company may record charges in the future as a result of these indemnification obligations.

Contingencies

From time to time, the Company may be involved in litigation related to claims that arise in the ordinary course of its business activities. The Company accrues for these matters when it is probable that future expenditures will be made and these expenditures can be reasonably estimated.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5—CONVERTIBLE PREFERRED STOCK

As of December 31, 2006 and September 30, 2007 (unaudited), convertible preferred stock consisted of the following (in thousands, except share data):

Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Preferential Liquidation Value
A-1	2,612,500	2,612,500	$250	$157
A-2	2,090,000	2,090,000	624	376
A-3	1,056,111	1,045,000	938	564
B	4,416,667	4,280,000	5,111	3,082
C	9,811,716	9,619,528	12,222	7,388
D	9,500,000	9,271,159	19,851	12,001
E	28,428,095	23,943,450	15,145	15,750
F	48,500,000	44,922,190	28,221	29,550

	106,415,089	97,783,827	$82,362	$68,868

At December 31, 2005, convertible preferred stock consisted of the following (in thousands, except share data):

		December 31, 2005
Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Preferential Liquidation Value
A-1	2,612,500	2,612,500	$250	$157
A-2	2,090,000	2,090,000	624	376
A-3	1,056,111	1,045,000	938	564
B	4,416,667	4,280,000	5,111	3,082
C	9,811,716	9,619,528	12,222	7,388
D	9,500,000	9,271,159	19,851	12,001
E	28,428,095	23,943,450	15,145	15,750

	57,915,089	52,861,637	$54,141	$39,318

Dividends

The holders of Series A-1, Series A-2, Series A-3, Series B, Series C, Series D, Series E and Series F convertible preferred stock (collectively, the “preferred stock”) are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at a rate of $0.003, $0.009, $0.027, $0.036, $0.0384, $0.064722, $0.03289 and $0.3289, respectively, per share per annum (as adjusted for stock splits, stock dividends, and the like). Such dividends are payable when, as and if declared by the board of directors, and are not cumulative. As of December 30, 2006 and September 30, 2007 (unaudited), no dividends have been declared.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of each share of Series F convertible preferred stock then outstanding shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution (or

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

any setting apart of any payment or distribution) of any available funds and assets on any shares of any other series of preferred stock or on any shares of common stock, an amount per share equal to the original issue price for the Series F convertible preferred stock, plus all declared but unpaid dividends thereon. If upon any such liquidation, dissolution or winding up of the Company, the available funds and assets shall be insufficient to permit the payment to holders of Series F convertible preferred stock of their full preferential amounts described in this paragraph, then all the remaining available funds and assets shall be distributed among the holders of the then outstanding Series F convertible preferred stock on a pro rata basis according to the number of shares of Series F convertible preferred stock then held by them.

Subject to payment or distribution (or the setting aside for payment or distribution) to the holders of Series F convertible preferred stock of their full preferential amounts described above, the holders of each share of each series of preferred stock other than the Series F convertible preferred stock (the “Junior Preferred Stock”), then outstanding shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any available funds and assets on any shares of common stock, an amount per share equal to the applicable original issue price for each such series of Junior Preferred Stock, plus all declared but unpaid dividends thereon. If upon any liquidation, dissolution or winding up of the Company the available funds and assets shall be insufficient to permit the payment to holders of the Junior Preferred Stock of their full preferential amounts described in this paragraph, then all the remaining available funds and assets shall be distributed among the holders of the then outstanding Junior Preferred Stock pro rata, according to their respective liquidation preferences.

If there are any available funds and assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the preferred stock of their full preferential amounts, then all such remaining available funds and assets shall be distributed among the holders of the then outstanding common stock and the preferred stock pro rata according to the number of shares of common stock held by such holders, (where, for this purpose, holders of shares of preferred stock will be deemed to hold (in lieu of their preferred stock) the greatest whole number of shares of common stock then issuable upon conversion in full of such shares of preferred stock) until such time as each holder of then outstanding preferred stock shall have received for each share of preferred stock then held by such holder, in distributions, an aggregate amount equal to two (2) times the applicable original issue price for each such share of preferred stock, including all preferential amounts described above (the “Preferred Stock Cap”). After such distribution has been paid to all holders of preferred stock, then the holders of then outstanding common stock shall be entitled to receive all the remaining available funds and assets (if any) pro rata according to the number of outstanding shares of common stock held by them.

Notwithstanding the foregoing paragraphs, if the amount that a holder of preferred stock would be entitled to receive per share of preferred stock in any liquidation event, if such share of preferred stock was converted into shares of common stock immediately prior to such liquidation event (the “As-Converted Amount”), is greater than the Preferred Stock Cap, then, in lieu of receiving the per share amount that such holder would be otherwise entitled to receive, the holders of the preferred stock shall receive the As-Converted Amount in such liquidation event.

Deemed Liquidation

A consolidation or merger of the Company in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent) immediately after the transaction or a sale of all or substantially all of the assets shall be deemed to be a liquidation, dissolution or winding up of the Company.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Voting

Each holder of preferred stock shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled to notice of any shareholders’ meeting in accordance with the bylaws of the Company (as in effect at the time in question) and applicable law, and shall be entitled to vote, together with the holders of common stock, with respect to any question upon which holders of common stock have the right to vote, except as may be otherwise provided by applicable law. Except as otherwise expressly provided in the Company’s Restated Articles of Incorporation herein or as required bylaw, the holders of preferred stock and the holders of common stock shall vote together and not as separate classes.

Conversion

Each share of preferred stock is convertible, at the option of the holder, at any time after the date of issuance of such share for such preferred stock according to a conversion ratio, subject to adjustment for dilution. Each share of preferred stock shall be convertible into the number of shares of common stock determined by dividing the applicable original issue price by the conversion price. At December 31, 2006 and at September 30, 2007 (unaudited), each share of Series A1, Series A2, Series A3, Series E and Series F convertible preferred stock is convertible into one share of common stock, each share of Series B convertible preferred stock is convertible into approximately 1.0713 shares of common stock, each share of Series C convertible preferred stock is convertible into approximately 1.1137 shares of common stock and each share of Series D convertible preferred stock is convertible into approximately 1.4679 shares of common stock.

Each share of Series A1, Series A-2, Series A-3, Series B, Series C, Series D and Series F convertible preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock, immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the Company in which the aggregate public offering price equals or exceeds $20,000,000 and the public offering price per share of which equals or exceeds $1.9734 per share before deduction of underwriters’ discounts and commissions (such price per share of common stock to be appropriately adjusted to reflect common stock events); or at any time upon the affirmative election of the holders of at least two-thirds of the outstanding shares of preferred stock, including a majority of the holders of Series F preferred stock.

The conversion price of the preferred stock is subject to an anti-dilution adjustment in the event of the issuance of certain securities below the original issue price for such shares of preferred stock.

Issuance of Common Stock in Connection with Series E Financing

Pursuant to the amended and restated Series E purchase agreement, original purchasers of Series E convertible preferred stock were entitled to receive shares of common stock in the event that the Company sold additional shares of Series E convertible preferred stock. As a result, the Company issued 1,347,951 shares of common stock to the original Series E convertible preferred shareholders in September 2004 in conjunction with subsequent closings of Series E convertible preferred stock.

NOTE 6—COMMON STOCK

As of December 31, 2006 the Company’s Restated Articles of Incorporation, as amended, authorized the Company to issue 140,000,000 shares of common stock. See Note 12 for Subsequent Events.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—STOCK OPTIONS

Stock Option Plans

In 1997, the Company adopted the 1997 Stock Option Plan. As of December 31, 2006, 21,800,000 shares of common stock have been authorized for issuance under the 1997 Stock Option Plans. In May 2007, the Company adopted the 2007 Stock Option Plan and any new issuances thereafter will be granted under the 2007 Stock Option Plan.

Under the 2007 Stock Option Plan, the Company may issue shares of common stock and options to purchase common stock to employees, directors and consultants. As of September 30, 2007 (unaudited), there were 6,093,919 shares of common stock authorized for issuance under the 2007 Stock Option Plan. In addition, up to a maximum of 15,423,452 additional shares would be available for issuance under the 2007 Stock Option Plan upon the termination or expiration of any outstanding options or repurchase of unvested shares under the 1997 Stock Option Plan. Options granted under the 2007 Stock Option Plan may be incentive stock options (“ISO”) or nonqualified stock options (“NSO”). Stock purchase rights may also be granted under the 2007 Stock Option Plan. ISO’s may be granted only to employees, officers and directors of the Company. NSO’s and stock purchase rights may be granted to employees, consultants and any parent or subsidiary of the Company. The board of directors has the authority to determine to whom options will be granted, the number of options, the term and the exercise price. Options are to be granted at an exercise price not less than fair market value for an ISO or 85% of fair market value for an NSO. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of an ISO will not be less than 110% of fair market value. The options are exercisable immediately, and an optionee is required to enter into a Restricted Stock Purchase Agreement regarding the exercise of any unvested options.

Options generally vest over four years. The option term may not be longer than five years for ISO’s granted to optionees who own greater than 10% of the voting power of all classes of the Company’s stock and no longer than 10 years for all other options.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the 1997 and 2007 Stock Option Plans is as follows:

		Outstanding Options
	Options Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life in Years	Aggregate Intrinsic Value
Balances, February 10, 1997 (date of inception)	—	—	$—
Authorized	2,000,000	—	—
Granted	(995,000)	995,000	0.03
Exercised	—	(755,000)	0.01

Balances, December 31, 1997	1,005,000	240,000	0.06
Granted	(318,000)	318,000	0.12
Exercised	—	(147,250)	0.08
Canceled	70,000	(70,000)	0.09

Balances, December 31, 1998	757,000	340,750	0.10
Authorized	900,000	—	—
Granted	(568,539)	568,539	0.24
Exercised	—	(5,000)	0.24
Canceled	21,474	(21,474)	0.10

Balances, December 31, 1999	1,109,935	882,815	0.19
Granted	(1,081,345)	1,081,345	0.24
Exercised	—	(84,721)	0.18
Canceled	217,535	(217,535)	0.24
Repurchased	11,334	—	0.02

Balances, December 31, 2000	257,459	1,661,904	0.24
Authorized	1,150,000	—	—
Granted	(728,437)	728,437	0.24
Exercised	—	(100,512)	0.18
Canceled	246,321	(246,321)	0.23
Repurchased	21,667	—	0.10

Balances, December 31, 2001	947,010	2,043,508	0.21
Authorized	1,500,000	—	—
Granted	(1,753,281)	1,753,281	0.24
Exercised	—	(189,461)	0.21
Canceled	110,673	(110,673)	0.23
Repurchased	183	—	0.09

Balances, December 31, 2002	804,585	3,496,655	0.23
Granted	(869,228)	869,228	0.24
Exercised	—	(25,029)	0.23
Canceled	881,081	(881,081)	0.23
Repurchased	3,549	—	0.24

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Outstanding Options
	Options Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life in Years	Aggregate Intrinsic Value
Balances, December 31, 2003	819,987	3,459,773	0.23
Authorized	2,000,000	—	0.15
Granted	(2,038,805)	2,038,805	0.15
Exercised	—	(39,094)	0.15
Canceled	30,799	(30,799)	0.15
Repurchased	5,906	—	0.24

Balances, December 31, 2004	817,887	5,428,685	0.15
Authorized	4,500,000	—	—
Granted	(4,168,500)	4,168,500	0.15
Exercised	—	(358,101)	0.14
Canceled	1,134,563	(1,134,563)	0.15
Repurchased	3,174	—	0.15

Balances, December 31, 2005	2,287,124	8,104,521	0.15
Authorized	5,750,000	—	—
Granted	(8,834,000)	8,834,000	0.15
Exercised	—	(98,879)	0.13
Canceled	1,452,398	(1,452,398)	0.15

Balances, December 31, 2006	655,522	15,387,244	0.15	8.26	$3,571
Authorized (unaudited)	8,000,000	—	—
Granted (unaudited)	(7,289,840)	7,289,840	0.18
Exercised (unaudited)	—	(2,525,396)	0.14
Canceled (unaudited)	115,396	(115,396)	0.15

Balances, September 30, 2007 (unaudited)	1,481,078	20,036,292	$0.16	8.45	$11,032

Vested and expected to vest, December 31, 2006		14,976,879	$0.15	8.23	$3,473
Vested and expected to vest, September 30, 2007 (unaudited)		19,466,372	$0.16	8.43	$10,719

The Company has computed the aggregate intrinsic value amounts disclosed in the above table based upon the difference between the original exercise price of the options and the Company’s estimate of the deemed fair value of the Company’s common stock of $0.38 and $0.71 per share at December 31, 2006 and September 30, 2007 (unaudited), respectively.

The aggregate intrinsic value of options exercised during the year ended December 31, 2006 and the nine months ended September 30, 2006 (unaudited) and September 30, 2007 (unaudited) was $22,000, $17,000 and $1,317,000, respectively.

At December 31, 2004, 2005, 2006 and September 30, 2007 (unaudited), 2,292, 1,042, 0 and 0 shares, respectively, were issued and unvested and therefore subject to repurchase.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The options outstanding and vested by exercise price at September 30, 2007 (unaudited) are as follows:

Options Outstanding and Exercisable at September 30, 2007			Options Vested and Exercisable at September 30, 2007
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Vested	Weighted Average Exercise Price
$0.05	10,000	0.27	10,000	$0.05
$0.14	1,877,819	3.65	1,874,453	$0.14
$0.15	14,160,633	8.66	4,134,859	$0.15
$0.20	3,987,840	9.97	7,142	$0.20

	20,036,292	8.45	6,026,454	$0.15

The options outstanding and vested by exercise price at December 31, 2006 are as follows:

Options Outstanding and Exercisable at December 31, 2006			Options Vested and Exercisable at December 31, 2006
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Vested	Weighted Average Exercise Price
$0.01	100,000	0.66	100,000	$0.01
$0.05	60,000	0.88	60,000	$0.05
$0.14	2,319,009	4.55	2,263,325	$0.14
$0.15	12,908,235	9.02	2,876,287	$0.15

	15,387,244	8.26	5,299,612	$0.14

The options outstanding and vested by exercise price at December 31, 2005 are as follows:

Options Outstanding and Exercisable at December 31, 2005			Options Vested and Exercisable at December 31, 2005
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Vested	Weighted Average Exercise Price
$0.01	100,000	1.66	100,000	$0.01
$0.04	50,000	1.85	50,000	$0.04
$0.05	25,000	2.31	25,000	$0.05
$0.14	2,750,586	5.52	2,554,507	$0.14
$0.15	5,178,935	8.91	1,383,315	$0.15

	8,104,521	7.60	4,112,822	$0.14

Stock-Based Compensation After Adoption of SFAS No. 123R

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R. The Company adopted SFAS No. 123R using the prospective transition method. Compensation cost for employee stock-based awards granted on or after January 1, 2006, the date the Company adopted SFAS No. 123R, is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R and will be

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized over the vesting period of the applicable award on a straight-line basis. Stock-based compensation associated with awards to employees for the year ended December 31, 2006 and the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited) was $217,000, $82,000 and $611,000, respectively.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by the underlying fair market value of the common stock, as well as by assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

	Year Ended December 31,	Nine Months Ended September 30,
	2006	2006	2007
		(Unaudited)
Weighted average expected term	6	6	6
Expected volatility	70%	70%	70%
Risk-free interest rate	4.57%-4.84%	4.73%-4.84%	4.05%-4.72%
Dividend yield	0%	0%	0%

The weighted average estimated fair value of the employee stock options granted was $0.27, $0.27 and $0.48 per share for the year ended December 31, 2006 and the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited), respectively.

Expected Term

The expected term of stock options represents the average period the stock options are expected to remain outstanding and is based on the vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Volatility

The expected stock price volatility assumptions for the Company’s stock options were determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size. The Company will continue to analyze the historical stock price volatility assumption as more historical data for the Company’s common stock becomes available.

Risk-Free Rate

The risk-free interest rate assumption is based on U.S. Treasury instruments with a term consistent with the expected term of the Company’s stock options.

Dividend Yield

The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Forfeitures

SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and did not have a material impact on stock-based compensation expense in the year ended December 31, 2006 and the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited).

Common Stock Value

During the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited), the Company granted stock options as follows (in thousands, except share and per share data):

Grant Date	Number of Options Granted	Per Share Exercise Price	Deemed Fair Value Per Share	Intrinsic Value per Share	Aggregate Intrinsic Value
March 9, 2006	625,000	$0.15	$0.21	$0.06	$38
August 7, 2006	7,048,000	0.15	0.34	0.19	1,339
August 14, 2006	9,000	0.15	0.34	0.19	2
October 3, 2006	500,000	0.15	0.36	0.21	105
November 9, 2006	577,000	0.15	0.37	0.22	127
November 13, 2006	75,000	0.15	0.37	0.22	17
January 10, 2007 (unaudited)	2,667,000	0.15	0.38	0.23	613
May 4, 2007 (unaudited)	125,000	0.15	0.48	0.33	41
May 17, 2007 (unaudited)	495,000	0.15	0.48	0.33	163
May 21, 2007 (unaudited)	15,000	0.15	0.48	0.33	5
August 9, 2007 (unaudited)	152,500	0.20	0.65	0.45	69
September 7, 2007 (unaudited)	632,500	0.20	0.70	0.50	316
September 17, 2007 (unaudited)	1,607,840	0.20	0.70	0.50	804
September 25, 2007 (unaudited)	1,595,000	0.20	0.70	0.50	798

The estimated fair value of the Company’s common stock during the year ended December 31, 2006 and nine months ended September 30, 2006 (unaudited) and 2007 (unaudited) was originally determined by its board of directors with the assistance of management. In connection with the preparation of the Company’s financial statements for the year ended December 31, 2006 and nine months ended September 30, 2006 (unaudited) and 2007 (unaudited), the Company retrospectively assessed the fair value of its common stock for purposes of calculating stock-based compensation expense. The Company performed a retrospective assessment of the fair value of its common stock as of July 2006, September 2006, December 2006, May 2007 and September 2007 utilizing a probability-weighted expected return approach. These valuation dates selected by management coincided with the dates of a significant number of option grants. The Company then determined a common stock fair value for the other option grants by ratably assigning incremental value between the date of the retrospective valuations.

The Company retrospectively determined that the fair value of common stock on the option grant dates ranged from $0.21 to $0.37 per share and $0.38 to $0.70 per share during the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited), respectively.

As of December 31, 2006 and September 30, 2007 (unaudited), total compensation cost related to unvested stock options not yet recognized in the financial statements was $2.2 million and $5.1 million (unaudited),

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively, and the weighted average period over which it is expected to be recognized is 3.51 and 3.30 years (unaudited), respectively.

NOTE 8—WARRANTS

Common stock warrants

In connection with the Series E convertible preferred stock issuance in September 2004, the Company issued a warrant to purchase 546,009 shares of common stock at an exercise price of $0.6227 per share to Rockport Ventures Securities, LLC. The fair value of the warrant was $26,360 and was recorded as an issuance cost of the Series E convertible preferred stock. These warrants are exercisable immediately and expire on the earlier of (i) September 2011; or (ii) immediately prior to the closing of a change in control; or (iii) on the first anniversary of the closing of the Company’s first public offering. At December 31, 2006 and September 2007 (unaudited), this warrant was outstanding and exercisable.

In connection with the Series D convertible preferred stock issuance in February 2002, the Company issued warrants to purchase 741,693 shares of common stock at an exercise price of $0.24 per share for cash of $2,000. The total proceeds received from the sale of the Series D convertible preferred stock and warrants were allocated between the Series D convertible preferred stock and the warrants based on their relative fair value. The fair value of the warrant was $76,058. In March 2002, warrants to purchase 801 shares of common stock were exercised for cash of $192. In February 2005, warrants to purchase 621,489 shares of common stock were exercised for $149,157. The remaining warrants to purchase 119,403 shares of common stock expired in February 2005.

Convertible Preferred Stock Warrants

In connection with the Series F convertible preferred stock issuance in July 2006, the Company issued warrants to purchase 2,489,840 shares of Series F convertible preferred stock at an exercise price of $0.6578 per share. The fair value of the warrant was $1,118,000 and was recorded as a liability under FSP No. 150-5 at the date of issuance (see Note 2). At December 31, 2006 and September 30, 2007 (unaudited), these warrants were outstanding and exercisable.

On June 1, 2005, the Company entered into an agreement with Angiotech in which Angiotech granted the Company a worldwide, non-exclusive, license under Angiotech’s patent rights and related proprietary information to make, use, and sell paclitaxel-eluting stents for the treatment of chronic obstructive pulmonary diseases, including emphysema. In return, the Company is obligated to make royalty payments to Angiotech based on its net sales of paclitaxel-eluting stents in connection with the agreement, and the Company issued Angiotech a warrant to purchase up to 2,280,328 shares of the Company’s Series E convertible preferred stock at an exercise price of $0.01 per share. Under the terms and conditions of the warrant agreement, the warrant is exercisable for 760,110 shares as of the effective date, June 21, 2005. An additional 760,109 shares vested upon the approval of an Investigational Device Exemption for the Company’s Exhale Drug-Eluting Stent, and the balance of 760,109 shares vest upon the Company’s first commercial sale of the stent in any country of the world. In accordance with EITF No. 96-18, the warrants are recorded at their fair value on the date the milestone is achieved, at which point the warrants vest. Subsequent to the milestone date, the vested warrants are no longer subject to EITF No. 96-18 and are accounted for under FSP No. 150-5 (see Note 2). The first warrant tranche that vested in June 2005 was valued by the Company using the Black-Scholes option pricing model. The fair value of the warrant was $494,000 and was recorded as research and development expense. The second warrant tranche

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that vested in March 2006 was valued by the Company using the Black-Scholes option pricing model. The fair value of the warrant was $494,000 and was recorded as research and development expense. These warrants were outstanding at December 31, 2006 and at September 30, 2007 (unaudited). The final tranche of the warrant is unvested at December 31, 2006 and September 30, 2007 (unaudited).

On April 8, 2004, the Company entered into a working capital loan facility to borrow up to $4.0 million to be drawn upon by July 19, 2004. The Company did not utilize the loan facility and the facility expired on July 19, 2004. In connection with the facility, the Company issued warrants to purchase 401,338 shares of Series E convertible preferred stock with an exercise price of $0.6578 per share. The fair value of the warrant was $166,000 and was recorded as an interest expense. At December 31, 2006 and September 30, 2007 (unaudited), this warrant was outstanding and exercisable.

Convertible preferred stock warrants outstanding at December 31, 2006 and September 30, 2007 (unaudited) were as follows (in thousands, except share and per share data):

Issuance Date	Convertible Preferred Stock	Expiration Date	Exercise Price	Number of Shares Outstanding Under Warrants
April 8, 2004	Series E	June 30, 2011.	$0.6578	401,338

June 21, 2005	Series E	January 31, 2013 which may be extended until January 31, 2014 under certain conditions.	$0.0100	2,280,328	(1)

				2,681,666

July 12, 2006	Series F	The earlier of (i) July 12, 2011; or (ii) immediately prior to the closing of a change in control; or (iii) immediately prior to the closing of an initial public offering.	$0.6578	2,489,840

				5,171,506

(1)	Includes 760,109 shares not vested as of December 31, 2006 and September 30, 2007 (unaudited).

The Company used a Black-Scholes option pricing model to value the convertible preferred stock warrants in each reporting period. The weighted average assumptions used to value the convertible preferred stock warrants were as follows:

			Nine Months Ended September 30,
	2005	2006	2006	2007
			(Unaudited)
Risk-free interest rate	3.87%-4.38%	4.48%-4.73%	4.48%-4.73%	4.08%-4.22%
Contractual life	6.79 years	5.31 years	5.41 years	5.07 years
Dividend yield	—	—	—	—
Expected volatility	70%	70%	70%	70%

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2006 and 2005 are presented below (in thousands):

	December 31,
	2005	2006
Net operating loss carryforwards	$9,870	$12,787
Research and development credits carryforwards	1,192	1,751
Capitalized costs	6,230	6,597
Other	133	266

	17,425	21,401
Valuation allowance	(17,425)	(21,401)

	$—	$—

Due to a history of losses and the uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets. The valuation allowance increased $2.9 million, $3.1 million and $4.0 million during the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company has net operating loss carryforwards of approximately $32.8 million and $28.2 million for Federal and state tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2018 and 2011, respectively.

The Company has research credit carryforwards of approximately $1.1 million and $1.1 million for Federal and California state income tax purposes, respectively. If not utilized, the Federal carryforward will expire commencing in 2018. The California state credit can be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

The Company’s effective tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2004	2005	2006
Federal tax provision at statutory rate	34.00%	34.00%	34.00%
State tax provision, net of federal impact	5.83%	5.83%	5.83%
Permanent difference due to non-deductible expenses	(0.25%)	(0.10%)	(5.41%)
Other	3.20%	(0.83%)	3.77%
Valuation allowance	(42.78%)	(38.90%)	(38.19%)

Effective tax rate	0.00%	0.00%	0.00%

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN No. 48”),

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective for financial statements for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN No. 48, if any, are required to be recorded as an adjustment to accumulated deficit.

The Company adopted FIN No. 48 effective January 1, 2007. Upon adoption, there was no adjustment to accumulated deficit as all of the Company’s deferred tax assets are subject to a valuation allowance. Further, the Company had no unrecognized tax benefits and there were no accrued interest or penalties related to tax contingencies. The Company does not anticipate that the amount of unrecognized tax benefits existing at January 1, 2007 will significantly increase over the next twelve months. Because of the Company’s net operating loss position, its federal and state income tax returns are subject to tax authority examination from inception.

The Company recognizes interest and penalties related to uncertain tax positions as a component of tax expense. As of September 30, 2007 (unaudited), the Company has no accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the United States and the state of California. Because of net operating loss carryforwards, all of the Company’s tax years remain open to tax examinations. There are no tax examinations currently in progress.

NOTE 10—EMPLOYEE BENEFIT PLAN

In 1997, the Company established a 401(k) plan under the provisions of which eligible employees may contribute a portion of their respective compensation, subject to limitations established by the Internal Revenue Code, on a pre-tax basis. The Company matches employees’ contributions at the discretion of the Board. To date, no matching contributions have been made by the Company.

NOTE 11—RELATED PARTIES

Asthmatx

In December 2003, the Company effected the spin-out of Asthmatx, Inc. by transferring to Asthmatx intellectual property and $2.2 million in cash in exchange for shares of Asthmatx’s stock. On December 30, 2003 the Company distributed such Asthmatx stock to its shareholders. Four of the Company’s directors are directors of Asthmatx and one of these directors is also the President and Chief Executive Officer of Asthmatx. In connection with the spin-out of Asthmatx, the Company entered into the following material agreements with Asthmatx:

Cross-License Agreement. In conjunction with the division of intellectual property assets between the Company and Asthmatx pursuant to Asthmatx’s corporate formation agreement, and in addition to the assignment of patent rights pursuant to that agreement, the Company and Asthmatx provided each other with a perpetual, royalty-free license to each other’s then-existing intellectual property for use by each company solely in their respective fields of use. The Company and Asthmatx also provided each other with a perpetual, royalty-free license to certain intellectual property developed during a collaboration period between the companies that ended in June 2005 for use by each company in its respective fields of use. The licenses are not transferable by either party except in connection with an acquisition of such party.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Indemnification Agreement. Asthmatx agreed to indemnify the Company for certain losses arising out of its business, or the liabilities that Asthmatx assumed pursuant to its corporate formation agreement with the Company. The Company is likewise obligated to indemnify Asthmatx for certain losses arising out of its business and limited pre-formation losses suffered by Asthmatx that are not reimbursed by insurance.

Manufacturing Service Agreement. This agreement was entered into by Asthmatx and the Company, effective as of December 30, 2003. The term of the agreement began on the effective date and expired on December 31, 2004. The Company was responsible for managing or performing all tasks normally associated with being a contract manufacturer of a medical device, such as purchasing and inspecting components, manufacturing product, and conducting quality assurance and engineering support activities necessary to meet quality specifications and delivery requirements as related to Asthmatx’s Alair Asthma Treatment System. During the year ended December 31, 2004, the Company recognized $135,036 for manufacturing services provided to Asthmatx, which has been recorded as a reduction of research and development expenses.

Independent Consultant Agreements

Dr. Michael D. Laufer. The Company entered into an independent consultant agreement with Dr. Laufer, effective as of December 26, 2003. Dr. Laufer is a member of the Company’s Board of Directors. The agreement provides for compensation to Dr. Laufer of $36,000 for consulting services rendered through September 2006, and $1,000 per month thereafter. Dr. Laufer was paid $39,000 and $9,000 under this agreement in 2006 and in the nine months ended September 30, 2007 (unaudited), respectively.

Dr. Mary E. Russell. The Company entered into an independent consultant agreement with Dr. Russell, effective October 12, 2006. Dr. Russell is a member of the Company’s Board of Directors. The agreement provides for compensation to Dr. Russell for her consulting services of $500 per hour, not to exceed $10,000 in any calendar month without the written consent of the Company’s Chief Executive Officer. Dr. Russell was paid $28,125 and $26,125 under this agreement in 2006 and in the nine months ended September 30, 2007 (unaudited), respectively.

NOTE 12—SUBSEQUENT EVENTS

In October 2007, the Company sold an aggregate of 18,850,714 shares of its Series F convertible preferred stock at $0.6578 per share for an aggregate purchase price of approximately $12.4 million and issued warrants to purchase up to an aggregate of 1,998,230 shares of Series F convertible preferred stock with an exercise price of $0.6578 per share.

The Company increased its authorized shares of common stock from 140,000,000 shares as of December 31, 2006 to 160,000,000 shares on October 16, 2007. The Company also increased its authorized shares of Series F convertible preferred stock from 48,500,000 shares as of December 31, 2006 to 68,598,900 shares on October 16, 2007.

BRONCUS TECHNOLOGIES, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2007, the Board of Directors of the Company approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

In November 2007, the Board of Directors of the Company adopted the 2008 Equity Incentive Plan and the 2008 Employee Stock Purchase Plan, and reserved 6,000,000 and 2,000,000 shares of common stock, respectively, for issuance under these plans.

                 Shares

Common Stock

PROSPECTUS

                    , 2008

Joint Book-Running Managers

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

JEFFERIES & COMPANY	RBC CAPITAL MARKETS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be paid
SEC Registration Fee		$2,648
FINRA Filing Fee		9,125
NASDAQ Global Market Listing Fee		105,000
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Prior to the completion of this offering, we will reincorporate into the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, our restated certificate of incorporation, to be in effect upon the completion of this offering, includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, our bylaws, to be in effect upon our reincorporation into Delaware, provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

•	we may also indemnify our other employees and agents in our discretion;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding subject to certain limited exceptions, and to the extent the Delaware General Corporation Law so requires, such advances may be conditioned on the director or officer’s agreement to repay any such advanced expenses if it is determined that the director or officer is not entitled to be indemnified under our bylaws; and

•	the rights conferred in the bylaws are not exclusive.

In addition, we will enter into indemnification agreements with each of our current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents, subject to limited exceptions.

We currently carry liability insurance for our directors and officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters and our directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Amended and Restated Articles of Incorporation	3.1
Form of Certificate of Incorporation, to be filed prior to the completion of this offering with the Delaware Secretary of State.	3.2
Form of Restated Certificate of Incorporation, to be filed upon the completion of this offering with the Delaware Secretary of State	3.3
Bylaws	3.4
Form of the Bylaws to be in effect upon our reincorporation into Delaware	3.5
Form of Indemnification Agreement	10.1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2004, we have issued and sold the following securities:

1. From January 1, 2004 to October 31, 2007, we granted stock options to purchase an aggregate of 22,385,875 shares of our common stock at a weighted average exercise price of $0.16 per share, respectively, to its employees, consultants, directors and other service providers under our 1997 Stock Option Plan and 2007 Stock Option Plan.

2. From January 1, 2004 to October 31, 2007, we issued and sold an aggregate of 3,021,470 shares of our common stock to employees, consultants, directors and other service providers at prices ranging from $0.018 to $0.15 per share pursuant to exercises of options granted under our 1997 Stock Option Plan and 2007 Stock Option Plan.

3. From January 1, 2004 to October 31, 2007, we issued and sold an aggregate of 689,566 shares of our common stock to private investors at prices ranging from $0.00 to $0.24 per share in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act pursuant to exercises of warrants.

4. In March, April and September 2004, we sold an aggregate of 23,943,450 shares of our Series E preferred stock at $0.6578 per share and issued an aggregate of 1,347,951 shares of our common stock to private investors for an aggregate purchase price of approximately $15.8 million in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series E preferred stock will convert into one share of common stock immediately prior to the completion of this offering.

5. In April 2004, we issued a warrant to purchase 401,338 shares of our Series E preferred stock with an exercise price of $0.6578 per share to a private investor in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Upon the completion of this offering, this warrant will become exercisable for an aggregate of 401,338 shares of common stock.

6. In September 2004, we issued a warrant to purchase 546,009 shares of our common stock with an exercise price of $0.6227 per share to a private investor in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

7. In June 2005, we issued a warrant to purchase 2,280,328 shares of our Series E preferred stock (including 760,109 shares that will become issuable upon the first commercial sale of our Exhale Drug-Eluting Stent) with an exercise price of $0.01 per share to a private investor in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Upon the completion of this offering, this warrant will become exercisable for an aggregate of 2,280,328 shares of common stock, including 760,109 shares that will become issuable upon the first commercial sale of our Exhale Drug-Eluting Stent.

8. In July and August 2006 and October 2007, we sold an aggregate of 63,772,904 shares of our Series F preferred stock at $0.6578 per share to private investors for an aggregate purchase price of approximately $41.9 million and issued warrants to purchase up to an aggregate of 4,488,069 shares of our Series F preferred stock with an exercise price of $0.6578 per share in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series F Preferred Stock will convert into one share of common stock immediately prior to the completion of this offering.

All sales of common stock made pursuant to the Registrant’s 1997 Stock Option Plan and 2007 Stock Option Plan, including pursuant to exercise of stock options, were made in reliance on Rule 701 under the Securities Act.

All sales indicated as having been made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	The following exhibits are filed herewith:

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

3.1	The Registrant’s Amended and Restated Articles of Incorporation.

3.2*	Form of Certificate of Incorporation of the Registrant, to be filed prior to this offering with the Delaware Secretary of State.

3.3*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.

3.4	Bylaws of the Registrant.

3.5*	Form of Bylaws of the Registrant, to be in effect upon its reincorporation into Delaware.

4.1*	Form of the Registrant’s Common Stock certificate.

4.2	Fifth Amended and Restated Investors’ Rights Agreement dated July 12, 2006 by and among the Registrant and certain of its equityholders, as amended.

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.

10.3	2007 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.

10.4*	2008 Equity Incentive Plan.

10.5*	2008 Employee Stock Purchase Plan.

10.6	Form of stock option vesting acceleration letter agreement, with respect to options granted under the 1997 Stock Option Plan, between the Registrant and each of its executive officers.

10.7	Form of stock option vesting acceleration letter agreement, with respect to options granted under the 2007 Stock Option Plan, between the Registrant and each of its executive officers.

10.8	Form of change of control severance letter agreement between the Registrant and each of its executive officers.

10.9	Offer letter with Cary B. Cole, dated May 31, 2001.

10.10	Offer letter with Dean MacIntosh, dated August 29, 2007.

10.11	Offer letter with Nancy E. Isaac, dated October 20, 2005.

10.12	Offer letter with Edmund J. Roschak, dated March 20, 2000.

10.13	Offer letter with Samuel L. Omaleki, dated June 5, 2006.

10.14	Independent Consultant Agreement with Dr. Michael D. Laufer.

10.15	Independent Consultant Agreement with Dr. Mary E. Russell.

10.16	Standard Industrial/Commercial Multitenant Lease dated July 3, 2007, between the Registrant and Lester Business Park.

10.17†	Corporate Formation Agreement, dated as of December 26, 2003, between the Registrant and Asthmatx, Inc.

10.18†	Cross-License Agreement, dated as of December 30, 2003, between the Registrant and Asthmatx, Inc.

10.19†	Indemnification Agreement, dated as of February 17, 2004, between the Registrant and Asthmatx, Inc.

Exhibit Number	Exhibit Title

10.20†	Royalty Based Consulting Agreement, dated as of October 12, 1999, as amended September 26, 2001, between the Registrant and Joel Cooper, M.D. and Surgical Research, Inc.

10.21†	License Agreement, dated as of June 1, 2005, among Angiotech Pharmaceuticals, Inc., Angiodevice International GmbH, Angiotech International AG and the Registrant.

10.22†	Supply Agreement, dated May 1, 2007, between the Registrant and Escalon Vascular Access Inc.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Navigant Consulting, Inc.

24.1	Power of Attorney (see signature page hereto).

*	To be filed by amendment.

†	An application for confidential treatment of selected portions of this agreement has been filed with the Commission.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been given in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on November 20, 2007.

BRONCUS TECHNOLOGIES, INC.

By:	/S/ CARY B. COLE
Cary B. Cole
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Cary B. Cole and Dean MacIntosh, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/S/ CARY B. COLE Cary B. Cole	President, Chief Executive Officer and Director (Principal Executive Officer)	November 20, 2007

/S/ DEAN MACINTOSH Dean MacIntosh	Senior Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 20, 2007

/S/ BUZZ BENSON Buzz Benson	Director	November 20, 2007

/S/ DR. SILVANO COMINELLI Dr. Silvano Cominelli	Director	November 20, 2007

/S/ GLENDON E. FRENCH Glendon E. French	Director	November 20, 2007

Name	Title	Date

/S/ W. JAMES FITZSIMMONS W. James Fitzsimmons	Director	November 20, 2007

/S/ KENNETH H. HAAS Kenneth H. Haas	Director	November 20, 2007

/S/ DR. MICHAEL D. LAUFER Dr. Michael D. Laufer	Director	November 20, 2007

/S/ DR. MARY E. RUSSELL Dr. Mary E. Russell	Director	November 20, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.

3.1	The Registrant’s Amended and Restated Articles of Incorporation.

3.2*	Form of Certificate of Incorporation of the Registrant, to be filed prior to this offering with the Delaware Secretary of State.

3.3*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.

3.4	Bylaws of the Registrant.

3.5*	Form of Bylaws of the Registrant, to be in effect upon its reincorporation into Delaware.

4.1*	Form of the Registrant’s Common Stock certificate.

4.2	Fifth Amended and Restated Investors’ Rights Agreement dated July 12, 2006 by and among the Registrant and certain of its equityholders, as amended.

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.

10.3	2007 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.

10.4*	2008 Equity Incentive Plan.

10.5*	2008 Employee Stock Purchase Plan.

10.6	Form of stock option vesting acceleration letter agreement with respect to options granted under the 1997 Stock Option Plan, between the Registrant and each of its executive officers.

10.7	Form of stock option vesting acceleration letter agreement, with respect to options granted under the 2007 Stock Option Plan, between the Registrant and each of its executive officers.

10.8	Form of change of control severance letter agreement between the Registrant and each of its executive officers.

10.9	Offer letter with Cary B. Cole, dated May 31, 2001.

10.10	Offer letter with Dean MacIntosh, dated August 29, 2007

10.11	Offer letter with Nancy E. Isaac, dated October 20, 2005.

10.12	Offer letter with Edmund J. Roschak, dated March 20, 2000.

10.13	Offer letter with Samuel L. Omaleki, dated June 5, 2006.

10.14	Independent Consultant Agreement with Dr. Michael D. Laufer.

10.15	Independent Consultant Agreement with Dr. Mary E. Russell.

10.16	Standard Industrial/Commercial Multitenant Lease dated July 3, 2007, between the Registrant and Lester Business Park.

10.17†	Corporate Formation Agreement, dated as of December 26, 2003, between the Registrant and Asthmatx, Inc.

10.18†	Cross-License Agreement, dated as of December 30, 2003, between the Registrant and Asthmatx, Inc.

10.19†	Indemnification Agreement, dated as of February 17, 2004, between the Registrant and Asthmatx, Inc.

10.20†	Royalty Based Consulting Agreement, dated as of October 12, 1999, as amended September 26, 2001, between the Registrant and Joel Cooper, M.D. and Surgical Research, Inc.

Exhibit Number	Exhibit Title
10.21†	License Agreement, dated as of June 1, 2005, among Angiotech Pharmaceuticals, Inc., Angiodevice International GmbH, Angiotech International AG and the Registrant.
10.22†	Supply Agreement, dated May 1, 2007, between the Registrant and Escalon Vascular Access Inc.
21.1	Subsidiaries of the Registrant.
23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Navigant Consulting, Inc.
24.1	Power of Attorney (see signature page hereto).

*	To be filed by amendment.

†	An application for confidential treatment of selected portions of this agreement has been filed with the Commission.